CREDIT AGREEMENT

among

SPRUCE FALLS INC.

as Borrower

- and -

THE SEVERAL LENDERS NAMED HEREIN

as Lenders

- and –

THE TORONTO-DOMINION BANK

as Administration Agent

- and –

TD SECURITIES

As Lead Arranger and Book Manager

- and –

BANK OF MONTREAL

- and –

THE BANK OF NOVA SCOTIA

as Syndication Agents

Dated as of June 29, 2005

CREDIT AGREEMENT entered into at Montréal, Province of Québec, and dated as of June 29, 2005.

AMONG:	SPRUCE FALLS INC., as Borrower;
AND:	THE SEVERAL LENDERS SET FORTH IN SCHEDULE "2.1", as Lenders;
AND:	THE TORONTO-DOMINION BANK, as Administration Agent;
AND:	TD SECURITIES, as Lead Arranger and Book Manager.

WITNESSETH:

WHEREAS the Borrower wishes to borrow certain monies from the Lenders and the Lenders are prepared to lend such monies to the Borrower, on the terms and conditions herein contained;

NOW, THEREFORE, THE PARTIES HAVE AGREED AS FOLLOWS:

1.

INTERPRETATION

1.1

Definitions

The capitalized words and expressions used in this Agreement, in its schedules or in any deed or agreement supplemental or ancillary hereto, unless there be something in the subject or the context inconsistent therewith, shall have the following meanings:

1.1.1

"Account Branch" means the branch of the Agent located at International Centre, 5th Floor, TD Bank Tower, TD Centre, Toronto, Ontario, or such other branch of the Agent as the Agent may specify from time to time;

1.1.2

"Advance" means, with respect to any Lender, any advance by any Lender under the Commitment of such Lender and includes, without limitation, for any Lender any amount or amounts which the Borrower requests be advanced and be outstanding by way of Banker's Acceptances and Letters of Credit or with respect to which the Borrower has elected to pay interest on a Libor Basis and whether such advance is outstanding under the Revolving Facility, the Non-Revolving Term Facility or a Non-Consenting Lender's Non-Revolving Term Facility;

1.1.3

"Affected Lender" means a Lender which shall have issued a notice to the Agent pursuant to Section 15.1;

1.1.4

"Affiliate" means, with respect to any Person, (i) each other Person which is directly or indirectly Controlling, is Controlled by, or is under direct or indirect common Control with such Person, (ii) each other Person who possesses, directly or indirectly, 10% or more of the voting securities of such Person or whose voting securities are possessed, directly or indirectly, by such Person, in a proportion of 10% or more and (iii) any other Person whose voting securities are possessed, directly or indirectly, by the same Person than that possessing, directly or indirectly, voting securities of such Person, in a proportion of 10% or more;

1.1.5

"Agency Fee Agreement" means the agreement of even date hereof between the Borrower and the Agent with respect to the Agent's fees;

1.1.6

"Agent" means The Toronto-Dominion Bank in its capacity as Administration Agent for the Lenders for the purposes of this Agreement and the Security Documents, as appointed pursuant to the terms hereof, and includes any successor to The Toronto-Dominion Bank in such capacity;

1.1.7

"Agent-Lender" means the Lender who is also the Agent;

1.1.8

"Agent's Office" means the office of the Agent located at 77 Wellington Street West, 18th Floor, Royal Trust Tower, Toronto, Ontario, M5K 1A2, or such other office of the Agent as the Agent may specify from time to time;

1.1.9

"Agent's Prime Rate" means, for any day, the rate of interest, expressed as an annual rate, quoted or announced on such day by the Agent in the City of Montréal, as being its reference rate then in effect for determining interest rates on commercial loans made in Canada, in Canadian Dollars;

1.1.10

"Agent's U.S. Base Rate" means, for any day, the rate of interest, expressed as an annual rate, quoted or announced on such day by the Agent in the City of Montréal, as being its reference rate then in effect for determining interest rates on commercial loans made in Canada in U.S. Dollars;

1.1.11

"Approvals" shall have the meaning ascribed to it in Section 11.9;

1.1.12

"Assignment" or "Assign" means the sale, assignment, transfer or other disposition of all or any portion of the Loan of a Lender and the equivalent portion of the Commitment and other obligations of such Lender under this Agreement, but expressly excludes any Participation, and "Assigning", "Assignor" and "Assignee" have the correlative meaning;

1.1.13

"Available Commitments" means, as at any time, the difference between:

1.

the lesser of the Commitments and the Borrowing Base; and

2.

the Loans (expressed in the Equivalent of Canadian Dollars if any portion thereof is outstanding in U.S. Dollars or Euros);

and "Available Commitment" means, with respect to any Lender, as at any time, the difference between (A) the lesser of (i) the Commitment of such Lender and (ii) the Pro Rata Share of such Lender of the Borrowing Base, and (B) the Loan of such Lender (expressed in the Equivalent of Canadian Dollars if any portion thereof is outstanding in U.S. Dollars or Euros);

1.1.14

"Available Revolving Commitments" means, as at any time, the difference between:

1.

the lesser of (a) the Revolving Commitments and (b) the Revolving Borrowing Base; and

2.

the Loans under the Revolving Facility (expressed in the Equivalent of Canadian Dollars if any portion thereof is outstanding in U.S. Dollars or Euros);

and "Available Revolving Commitment" means, with respect to any Revolving Lender, as at any time, the difference between (A) the lesser of (i) the Revolving Commitment of such Revolving Lender and (ii) the Pro Rata Share of such Revolving Lender of the Revolving Borrowing Base, and (B) the Loan of such Revolving Lender under the Revolving Facility (expressed in the Equivalent of Canadian Dollars if any portion thereof is outstanding in U.S. Dollars or Euros);

1.1.15

"BA CDOR Rate" means, for any day, the average rate for banker's acceptances denominated in Canadian Dollars having a maturity of one month which appears on the Reuters Screen CDOR page as of 10:00 a.m., Montréal time, on such day or, if such day is not a Business Day, then on the immediately preceding Business Day. If for any such Business Day such rate does not appear on such CDOR Page, "BA CDOR Rate" shall mean, with respect to any Lender, for such Business Day, the discount rate (expressed as an annual percentage, rounded to the nearest fifth decimal point) charged by money market jobbers for non-interest bearing bills of exchange accepted by the Agent, having a maturity of one month and for a nominal amount approximately equal to the principal amount of the Prime Rate Loan of such Lender;

1.1.16

"BA Equivalent Note" means a non-interest bearing promissory note (including a depository note, as such expression is defined in the Depository Bills and Notes Act (Canada)), issued by the Borrower to a Non-BA Lender and which is discounted by such Non-BA Lender in accordance with the provisions of Section 5.13;

1.1.17

"BA Loan" with respect to any Lender, means, as at any time, the aggregate of the face value amount, in Canadian Dollars, of the Banker's Acceptances accepted by such Lender under its Commitment and then outstanding, and "BA Loans" means the aggregate of the BA Loans of all the Lenders;

1.1.18

"Bank Act Documents" is the collective reference to the documents referred to in subsection 9.1.5, as same may be amended, supplemented or restated from time to time;

1.1.19

"Banker's Acceptance" with respect to any Lender who is not a Non-BA Lender, means any non-interest bearing bill of exchange (including any depository bill, as such expression is defined in the Depository Bills and Notes Act (Canada)), in the form customarily used by such Lender, drawn on such Lender by the Borrower, which is available for acceptance or has been accepted by such Lender and, with respect to any Lender who is a Non-BA Lender, means a BA Equivalent Note;

1.1.20

"Banking Day" means any Business Day which is also a day that is not a legal holiday or a day on which banking institutions are authorized by Law or by local proclamation to close in London, England;

1.1.21

"Borrower" means Spruce Falls Inc., a legal person continued under the federal Laws of Canada, and includes any successor thereof;

1.1.22

"Borrower Bond" means the 25% demand bond referred to in subsection 9.1.2, and includes all renewals, replacements and substitutions thereof;

1.1.23

"Borrower Deed of Hypothec" means the deed of hypothec referred to in subsection 9.1.1, as same may be amended, supplemented or restated from time to time;

1.1.24

"Borrowing Base" means, as at any time, as reported to the Agent by the Borrower pursuant to this Agreement, an amount equal to the lesser of:

a)

the Indenture Borrowing Base applicable to the Borrower; and

b)

an amount equal to the aggregate, without duplication, of the following:

1.

80% (90% in the case of the Supported Eligible Receivables) of the aggregate book value (excluding any sales, goods and services, value added or excise taxes of any jurisdiction) of the Eligible Receivables;

plus

2.

60% of the aggregate value of the inventory of the Borrower, valuated at the lower of cost and market, and consisting of raw materials, work in progress and finished goods inventory which are subject to the Liens created by the Security Documents (excluding therefrom, for greater certainty, any such inventory held under consignment or of which the Borrower is not the owner until complete payment or subject to any other special arrangement adversely affecting the title of the Borrower to such inventory), said percentage of the Borrower's inventory not to exceed an amount equal to 120% of the amount resulting from the calculation referred to in subparagraph b) 1. of this subparagraph 1.1.24;

plus

3.

the lesser of (i) an amount equal to 10% of the Tangible Fixed Assets (as determined as at the last day of the fiscal quarter of the Borrower immediately preceding the date of determination of the Available Commitments or of the Available Revolving Commitments), and (ii) $60,000,000 Cdn;

minus

4.

an amount equal to the sum of all claims for wages, salaries, vacation pay or other remuneration owing in respect of a period of six (6) months immediately preceding the date of any determination of the Available Commitments or of the Available Revolving Commitments under the terms hereof to employees of the Borrower; and

minus

5.

an amount equal to the aggregate of all amounts the payment of which is secured under any Law by any Lien which ranks or may rank ahead of the Liens created under the Security Documents and which charges the whole or any part of such inventory or of such claims, book debts and accounts receivable of the Borrower;

1.1.25

"Business Assets" means the business, operations, undertaking, property and assets of a specified Person, including the shares and the other securities held in another Person;

1.1.26

"Business Day" means any day excluding Saturday, Sunday or any other day which in Montréal (Canada) or Toronto (Canada) is a legal holiday or a day on which banks are authorized by Law or by local proclamation to close, provided that with respect to any transaction under the terms hereof requiring a transfer of funds in U.S. Dollars, there shall also be excluded any day which in New York, United States of America, is a legal holiday or a day on which banks are authorized by Law or by local proclamation to close;

1.1.27

"C.C.Q." means the Civil Code of Québec, as amended from time to time;

1.1.28

"Canadian Dollar Account" means the Canadian Dollar account established on behalf of the Borrower by the Agent at the Account Branch pursuant to Section 3.11;

1.1.29

"Canadian Dollar Credit Balance" means, as at the close of business of any Business Day, the excess of the sum of (i) the credit balance of the Canadian Operating Account at the opening of business on such Business Day and (ii) the aggregate amount of the deposits credited to the Canadian Operating Account during such Business Day, to the aggregate amount of the Cheques drawn on the Canadian Operating Account during such Business Day;

1.1.30

"Canadian Dollar Overdraft" means, as at the close of business of any Business Day, the excess of the aggregate amount of the Cheques drawn on the Canadian Operating Account during such Business Day to the sum of (i) the credit balance of the Canadian Operating Account at the opening of business on such Business Day and (ii) the aggregate amount of the deposits credited to the Canadian Operating Account during such Business Day;

1.1.31

"Canadian Operating Account" means the Canadian Dollar account established on behalf of the Borrower and described in Section 3.8;

1.1.32

"Canadian Dollars" and "$ Cdn" mean the lawful currency of Canada;

1.1.33

"CAPEX" means, with respect to the Borrower, any and all expenditures of money or money's worth made or committed to be made by the Borrower for or in connection with the acquisition, repair, improvement or extension of capital property or assets, whether by way of purchase, lease or otherwise, as determined in accordance with GAAP;

1.1.34

"Capital Lease", with respect to any Person, means any lease or other arrangement relating to property or assets which, in accordance with GAAP, would be accounted for as a capital lease obligation on a balance sheet of such Person. The amount of any Capital Lease at any date shall be the amount of the obligation in respect thereof which would be included within such balance sheet;

1.1.35

"Capital Stock", with respect to any Person, means any and all shares, interests, participations or other equivalents (however designated) of corporate stock of such Person;

1.1.36

"Cash Equivalent Investments" means:

1.

direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the government of Canada or the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of Canada or the United States of America), in each case maturing within one year of the date such Investment is made;

2.

marketable general obligations issued by any Province of Canada or by any State of the United States of America or any political subdivision of any such Province or State or any corporation or public instrumentality thereof maturing within one year of the date such Investment is made and, at the time of such Investment, having a credit rating of A-1 from S&P or its equivalent from Moody's;

3.

investments in commercial paper or other similar marketable promissory notes maturing no longer than twelve (12) months from the date such Investment is made and, at the time of such Investment, having a credit rating of A-1 from S&P or its equivalent from Moody's;

4.

investments in Canadian or US certificates of deposit, banker's acceptance and time deposits maturing within twelve (12) months of the date such Investment is made, issued, guaranteed by or placed with, and money market deposit accounts issued or offered by (y) any Lender, or (z) any commercial bank or trust company organized or licensed under the Laws of Canada or the United States of America, or any Province or State thereof, having a credit rating of A-1 from S&P or its equivalent from Moody's; and

5.

investments in money market funds or other mutual funds that invest in, or repurchase obligations that are comprised of the types of Cash Equivalent Investments described in clauses 1 to 4 above;

1.1.37

"Certificate of Officer" means a certificate signed by a Responsible Officer of the Borrower, attesting and stating that:

1.

said officer has taken cognizance of all the terms of the present Agreement, the Security Documents and of the contracts, agreements and deeds ancillary thereto and of all deeds and agreements governing borrowings of the Borrower; and

2.

said officer has taken cognizance and reviewed the transactions, operations and status of business of the Borrower, since the last certificate given hereunder or, as the case may be, since the execution of this Agreement and that to the best of the knowledge of such officer, after due inquiry, (i) all conditions and requirements of this Agreement, the Security Documents and of the contracts, agreements and deeds ancillary hereto and of all other deeds or agreements governing borrowings of the Borrower, have been accomplished and satisfied, (ii) said officer does not know of the existence, as of the date of the certificate, of a condition or of any fact whatsoever, constituting or having constituted, a default or an event of default under the terms of the aforementioned agreements or deeds or which would, after notices or by the simple lapse of time, constitute an event of default or, if such condition exists or has existed during the period covered by the certificate, then specifying its nature and duration and describing the measures taken or intended to be taken to remedy the default, event of default or anticipated event of default and (iii) all representations and warranties contained in this Agreement are true and correct, including without limitation, those in respect of Environmental Laws;

1.1.38

"Change in Law" means (i) the adoption by any governmental authority, central bank, including the Bank of International Settlements, or other authority or entity of any Law, directive, policy or guideline (whether or not having the force of law), (ii) any change in any Law, directive, policy or guideline (whether or not having the force of law), or in the interpretation or administration thereof by any court, central bank, including the Bank of International Settlements, or governmental or other authority charged with the interpretation or administration thereof, or (iii) any reversal by any court, central bank, including the Bank of International Settlements, or governmental or other authority of an interpretation of any Law, directive, policy or guideline (whether or not having the force of law) or any change in the compliance thereof by any Lender;

1.1.39

"Charged Property" refers collectively to all of the property, rights, titles and interest of the Borrower on which Liens are created, at any time and from time to time, under the terms of the Security Documents;

1.1.40

"Cheque" means a cheque drawn by the Borrower on the Canadian Operating Account or the U.S. Operating Account or a debit against any of these accounts;

1.1.41

"Clean-Up" means the remediation, containment, removal, treatment, neutralization or inactivation of any Hazardous Material;

1.1.42

"Closing Date" means the date of the execution of this Agreement;

1.1.43

"Commitment" with respect to any Lender, means the Commitment of such Lender under the Revolving Facility, the Non-Revolving Term Facility or the Non-Consenting Lender's Non-Revolving Term Facility and confirmed by the Agent in Schedule 2.1 hereof, as said Commitment may be reduced, increased in accordance with the provisions of Section 2.8 hereof and this Agreement, or cancelled from time to time in accordance with this Agreement, and "Commitments" means the aggregate of the Commitments of all the Lenders;

1.1.44

"Consenting Lenders" means, for the purposes hereof but excluding for the purposes of Section2.8, all of the Revolving Lenders which are not Non-Consenting Lenders and a “Consenting Lender” means anyone of such Revolving Lenders which is not a Non-Consenting Lender;

1.1.45

"Control" a Person shall be deemed to control another Person where such first Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership or direction of voting securities, by agreement or otherwise, and when used as a verb, shall have a correlative meaning;

1.1.46

"Conversion Date" means the date as of which the whole or any part of the principal amount of the Loans is converted into another, or is continued as, BA Loans, Libor Loans, LC Loans, U.S. LC Loans, Euro LC Loans, Prime Rate Loans or U.S. Base Rate Loans, as the case may be, in accordance with the provisions of this Agreement;

1.1.47

"Credit Balances", as at any time, refers collectively to the Canadian Dollar Credit Balance and the U.S. Dollar Credit Balance at such time and "Credit Balance" refers to any one thereof;

1.1.48

"Debt for Borrowed Money", with respect to any Person, means, without duplication, such Person's:

1.

obligations for borrowed money;

2.

obligations under letters of credit or letters of guarantee or obligations to financial institutions who issued such letters of credit or letters of guarantee for the account of such Person;

3.

obligations under banker's acceptances, depository bills or depository notes (as these latter two expressions are defined in the Depository Bills and Notes Act (Canada);

4.

Purchase Money Obligations;

5.

obligations evidenced by bonds, debentures or promissory notes;

6.

redeemable shares of its Capital Stock which are either redeemable at the option of the holder thereof, are redeemable at a fixed date or are redeemable during fixed intervals. The amount of Debt for Borrowed Money of any such Capital Stock shall be the whole or any portion of the fixed redemption or repurchase price therefore which in accordance with GAAP would constitute a liability on the balance sheet of such Person;

7.

the Mark to Market Exposure;

8.

obligations under Guarantees given by such Person of obligations of another Person of the kind described in any one or more of paragraphs 1 to 7 inclusively; and

9.

obligations under Guarantees given by such Person for obligations of another Person under Guarantees of the kind described in paragraph 8 above given by such other Person;

1.1.49

"Default" means any of the events specified in Section 14.1, the occurrence or failure to occur of which constitutes, or with the passage of time or the giving of notice or both, would constitute an Event of Default;

1.1.50

"Derivative Instruments" means currency exchange contracts and interest rate contracts or any combination thereof and includes currency or interest rate swap agreements, any spot, future, forward or other foreign exchange agreements, hedging agreements, cap, collar or floor transactions or other similar money market facilities and any combination thereof and shall include any commodity swap agreement;

1.1.51

"Discounted Proceeds" means, with respect to any Banker's Acceptance, an amount equal to the result of the following mathematical formula, rounded to the nearest whole dollar:

Banker's Acceptance Face Amount

* = rounded to the nearest fifth decimal point

where,

"A" is the Discount Rate;

"B" is the Selected Maturity expressed in days, selected by the Borrower with respect to the relevant Banker's Acceptances such Lender is requested to issue; and

"C" is 365;

1.1.52

"Discount Rate" with respect to any issue of Banker's Acceptances means, with respect to any given day, (i) with respect to any of the Banker's Acceptances accepted on such day and with the same maturity date by a Lender which is a Schedule I Lender, the annual rate of interest which is the rate determined by the Agent as being the arithmetic average (rounded upwards, if necessary, to the nearest 0.01%) of the discount rates for Canadian Dollars bankers' acceptances having a term comparable to the term of the Banker's Acceptances appearing on the Reuters Screen CDOR Page as of 10:00 a.m. (Montréal time) on such day or, if such day is not a Business Day, then on the immediately preceding Business Day; provided, however, if such rate does not appear on the Reuters Screen CDOR Page as contemplated, then the rate on any day shall be calculated as the arithmetic average (rounded upwards, if necessary, to the nearest 0.01%) of the discount rates for Canadian Dollars bankers' acceptances having a term comparable to the term of the Banker's Acceptances, as quoted by the Schedule I Reference Lenders as of 10:00 a.m. (Montréal time) on such day or, if such day if not a Business Day, then on the immediately preceding Business Day; (ii) with respect to any of the Banker's Acceptances accepted on such date and with the same maturity date by a Lender which is a Schedule II Lender, the discount rate as determined pursuant to clause (i) above plus the Schedule II Premium; and (iii) with respect to any of the Banker's Acceptances accepted on such date and with the same maturity date by a Lender which is a Schedule III Lender, the discount rate as determined pursuant to clause (i) above plus the Schedule III Premium;

1.1.53

"Disposed", "Dispose" or "Disposition" means any realization or sale, liquidation, transfer, alienation, the exercise of any right of set-off, compensation or appropriation of any deposits or credits, the collection of any claim, the creation of any Lien or any other disposition of the whole or any part of the Charged Property by private agreement, call for tenders, public auction, judicial sale or any other type of sale having eventually the same effects as a judicial sale, sale by judicial authority or otherwise;

1.1.54

"Distributions", with respect to any Person, means:

1.

the payment or declaration of any dividend or the making of any distribution of any kind or character in respect of any class of the Capital Stock of such Person or to the holders of any class of its Capital Stock;

2.

the purchase, redemption or other acquisition or retirement for value of any of its Capital Stock or of any options, warrants or rights to purchase or acquire shares of its Capital Stock; and

3.

the setting aside of any funds for any of the foregoing purposes;

1.1.55

"EBITDA" means, with respect to the Borrower, for any period, calculated on an unconsolidated basis, the amount of the sales, less (a) sales deductions, consisting primarily of freight and demurrage, commissions, warehousing, insurance and container stuffing, (b) lumber export duties (net of lumber export duty credits, not to exceed in the aggregate amount of lumber export duties previously paid), (c) cost of sales, (d) selling, general and administrative expenses, calculated in the same manner as used in the preparation of the most recent consolidated Financial Statements of the Borrower and excluding any non-recurring extraodinary items;

1.1.56

"Eligible Assignee" means any bank, trust company, insurance company, cooperative credit society, pension fund or any other similar financial institution;

1.1.57

"Eligible Receivables" means all of the claims, book debts and accounts receivable of the Borrower generated by the sale of its inventory which (i) are subject to the Liens created by the Security Documents, (ii) are owed by debtors located in Canada or the United States of America, (iii) are outstanding for ninety (90) days or less, (iv) are not being disputed by the debtors thereof, (v) are not owed by any Affiliate or Subsidiaries of the Borrower, (vi) are not otherwise considered to constitute bad debts under GAAP and (vii) have not been assigned to any Person pursuant to any securitization or factoring program, including the Securitization Program;

1.1.58

"Environmental Activity" means any activity, event or circumstance in respect of a contaminant or Hazardous Materials, including, without limitation, its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its release, escape, leaching, dispersal, presence or migration into the natural environment, including the movement through or in the air, soil (land surface or subsurface strata), surface water or ground water;

1.1.59

"Environmental Law" means any and all Laws relating, in whole or in part, to the protection of the environment or of human health or any Environmental Activity;

1.1.60

"Environmental Losses" has the meaning ascribed to it in Section 15.6;

1.1.61

"Environmental Permits" means, collectively, all permits, licenses, certificates, certificates of authorization, depollution attestations and authorizations of and registration with, any of the environmental authorities pursuant to any Environmental Laws;

1.1.62

"Equivalent" means the equivalent in any currency of any value or sum denominated in any other currency using the Exchange Rate, the whole as calculated by the Agent on the date that any such calculation is required to be made under the terms hereof;

1.1.63

"Euro" or "Euros" means the single currency of the member States of the European Union that have adopted or will adopt such currency as their currency in accordance with legislation of the European Union relating to European Economic and Monetary Union;

1.1.64

"Euro LC Loan" means, with respect to any Lender, as at any time, the Pro Rata Share of such Lender of the principal amount of the outstanding Letters of Credit denominated in Euros and "Euro LC Loans" means the aggregate of the Euro LC Loans of all the Lenders;

1.1.65

"Event of Default" shall have the meaning ascribed to it in Section 14.1;

1.1.66

"Exchange Rate" means the rate of exchange quoted by the Bank of Canada on the Business Day preceding the day as of which any determination of such rate is required to be made under the terms hereof, as the noon mid-market spot rate for conversions of any Original Currency into the Second Currency;

1.1.67

"Existing Credit Agreement" means the credit agreement dated as of July 4, 2002 between the Borrower, The Toronto-Dominion Bank, as administrative agent, TD Securities, as lead arranger and book manager and the lenders named therein, as same may have been modified, restated or replaced from time to time;

1.1.68

"Existing Facility" means the revolving credit facility in the maximum amount of $100,000,000 Cdn made available to the Borrower pursuant to the Existing Credit Agreement;

1.1.69

"Facility" means any of the Revolving Facility, the Non-Consenting Lender's Non-Revolving Term Facility and the Non-Revolving Term Facility and “Facilities” means collectively, all of said facilities;

1.1.70

"Federal Funds Effective Rate" means, on any day, an annual interest rate equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published the following Business Day by the Federal Reserve Bank of New York or, if such rate is not published for any day which is a Business Day, the average quotations for the day for such transactions received by the Agent from three (3) federal funds brokers of recognized standing selected by the Agent;

1.1.71

"Financial Ratios" refers collectively to the financial ratios set out in Section 13.1 and "Financial Ratio" refers to any one thereof;

1.1.72

"Financial Statements", with respect to any relevant Person and any relevant period, is the collective reference to the balance sheet of such Person, as at the end of such period, and the related statements of income, retained earnings and cash flows for such period;

1.1.73

"Funded Debt", means, as at any time, with respect to the Borrower, on an unconsolidated basis and without duplication, the aggregate of Debt for Borrowed Money and Capital Leases;

1.1.74

"GAAP" means the generally accepted accounting principles, consistently applied, as recommended in the Handbook of the Canadian Institute of Chartered Accountants;

1.1.75

"Governmental Authority" means Canada, the Provinces thereof, any other sovereign country and any other regional, municipal, state, provincial, local or other subdivision of any jurisdiction, and any other governmental entity of any such jurisdiction and includes any agency, department, commission, office, régie, ministry, tribunal, central bank or other Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government including the European Union, the European Court of Justice, the European Commission, the European Parliament and the European Central Bank;

1.1.76

"Guarantees" means, with respect to any Person, any indebtedness of another Person which such guaranteeing Person has guaranteed or in respect of which such guaranteeing Person is liable, contingently or otherwise;

1.1.77

"Hazardous Material" means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of any of them that may (i) impair the quality of the environment, (ii) injure or damage property or plant or animal life, (iii) harm or materially discomfort any individual, (iv) affect the health of any individual, (v) impair the safety of any individual, (vi) render any property or plant or animal life unfit for use by man, (vii) cause loss of enjoyment of normal use of property, or (viii) interfere with the normal course of business, and includes any material, substance, waste or residue that may be defined or regulated under any Environmental Law;

1.1.78

"Indebtedness" includes, without duplication, for any Person:

1.

obligations representing the deferred purchase price of property or services;

2.

obligations, whether or not assumed, secured by Liens on, or payable out of the proceeds or production from, property owned by such Person;

3.

Debt for Borrowed Money of such Person;

4.

any other obligations which in accordance with GAAP would constitute a liability on the balance sheet of such Person;

5.

obligations under Derivative Instruments;

6.

any obligation described above or any Guarantee, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property or assets of such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness; and

7.

Guarantees;

1.1.79

"Indemnified Parties" refers collectively to the Lenders, the Agent, each of their Subsidiaries and any holder of the Security Documents as well as their respective directors, officers, employees, advisors, representatives and agents and "Indemnified Party" refers to any one thereof;

1.1.80

"Indemnity Agreement", shall have the meaning ascribed to it in subsection 10.1.16;

1.1.81

"Indenture Borrowing Base", means, as at any time, with respect to the Borrower or any of its Subsidiaries, as the case may be, an amount equal to the borrowing base applicable to such Person, under any indenture entered into by Tembec Industries Inc. for the issuance of notes or debentures (including without limitation, those dated March 13, 2002, January 19, 2001 and April 6, 1999, each as supplemented, amended, modified or replaced from time to time), it being understood that should such borrowing base vary from one indenture to the other, the “Indenture Borrowing Base” shall mean the amount equal to the borrowing base applicable to such Person, under said indenture, which is the lowest of all such amounts of borrowing base calculated under all such indentures;

1.1.82

"Interest Payment Date" means:

1.

with respect to the Prime Rate Loans and the U.S. Base Rate Loans, the third Business Day of each and every calendar month of each year with respect to amounts of interest accrued to and including the last day of the preceding month; and

2.

with respect to the Libor Loans:

(i)

the next following Rollover Date applicable to a Selected Amount or Selected Amounts where the relevant Selected Maturity is 3 months or less; and

(ii)

where the relevant Selected Maturity is greater than 3 months, the first Business Day following each period of 3 months during such Selected Maturity and at the next following Rollover Date applicable to a Selected Amount or Selected Amounts;

in each case, with respect to amounts of interest accrued to and including the immediately preceding day;

1.1.83

"Interest Service Coverage Ratio" means, at any time, with respect to the Borrower, on an unconsolidated basis, the ratio of (i) EBITDA less CAPEX to (ii) the interest expenses paid or required to be paid on the Total Debt of the Borrower during any relevant period;

1.1.84

"Investment", with respect to any Person, means, directly or indirectly, any advance, loan, guarantee, other financial assistance or capital contribution to, or the purchase of any Capital Stock, bonds, notes, debentures or other securities of any Person or the making of any investment in any Person, whether the consideration of which is paid in cash, by transfer of assets or otherwise;

1.1.85

"Issuing Lender" means The Toronto-Dominion Bank or such other Lender as agreed to by the Borrower and the Agent;

1.1.86

"Law" means all applicable provisions of statutes, ordinances, decrees, orders in council, rules, regulations, orders of governmental bodies, treaties, C.C.Q. and all applicable orders, judgment and decrees of courts and arbitrators;

1.1.87

"Lender" refers individually to:

1.

any Person whose name is set forth in Schedule 2.1 hereof; and

2.

any other Person who shall become a party hereto pursuant to the provisions of Section 18.5;

and shall include any successor or assign of any such Person but does not include any Person who ceases to be a party hereto pursuant to the provisions of Section 18.5 and "Lenders" is the collective reference to all such Persons;

1.1.88

"LC Fee" is the collective reference to the fees payable in accordance with the provisions of Section 6.3;

1.1.89

"LC Loan" means, with respect to any Lender, as at any time, the Pro Rata Share of such Lender of the principal amount of the outstanding Letters of Credit which are denominated in Canadian Dollars and "LC Loans" means the aggregate of the LC Loans of all the Lenders;

1.1.90

"Letters of Credit" is the collective reference to any outstanding letter of guarantee or any documentary, stand-by or other letter of credit, and all renewals and substitutions therefore, denominated in Canadian Dollars, U.S. Dollars or Euros, as the case may be, issued from time to time by the Issuing Lender, for the account of the Borrower, in accordance with the provisions hereof, and "Letter of Credit" means any one of the Letters of Credit;

1.1.91

"Libor" means, for any Selected Amount with respect to which interest is to be calculated on a Libor Basis, the interest rate per annum, rounded upwards if necessary to the nearest whole multiple of 1/16% (i) which is quoted on the British Bankers Association Libor Rates Telerate (page 3750) or (ii)  if no such rate is then available, quoted by the Agent, in accordance with its normal practice, for a period equal to the relevant Selected Maturity, for deposits in $ U.S. of comparable amounts to such Selected Amount, to be outstanding during such Selected Maturity, at or about 11:00 a.m., London (England) time, two (2) Banking Days prior to the relevant Rollover Date;

1.1.92

"Libor Basis" means the calculation of interest on the outstanding amount of monies advanced in U.S. Dollars under the Commitments or any portion of any one thereof as provided under Sections 4.3 and 4.7;

1.1.93

"Libor Loan" with respect to any Lender, means, as at any time, the aggregate of the outstanding amount of monies advanced in U.S. Dollars by such Lender under its Commitment, with respect to which the Borrower has elected to pay interest on a Libor Basis and "Libor Loans" means the aggregate of the Libor Loans of all the Lenders;

1.1.94

"Lien" means (i) any interest in property securing an obligation owed to, or a claim by, a Person other than the owner (which for the purposes hereof shall include a possessor under a title retention agreement and a lessee under a Capital Lease or in a Sale and Leaseback Transaction) including by way of mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, hire purchase agreement, conditional sale agreement, deposit arrangement, deemed trust, title retention, Capital Lease, discount, factoring or securitization arrangement deemed trust, on recourse terms, (ii) any preference, priority, adverse claim, levy, execution, seizure, attachment, garnishment or other encumbrance which binds property, and (iii) any agreement to grant any of the foregoing rights or interests;

1.1.95

"Loan" with respect to any Lender, is the collective reference to the Prime Rate Loan, U.S. Base Rate Loan, BA Loan, Libor Loan, LC Loan, U.S. LC Loan and Euro LC Loan of such Lender plus any other amounts in principal, interest, fees and accessories and interest on arrears of interest, fees and accessories, due and payable to such Lender hereunder by the Borrower, whether such Prime Rate Loan, U.S. Base Rate Loan, BA Loan, Libor Loan, LC Loan, U.S. LC Loan or Euro LC Loan is outstanding under the Revolving Facility, the Non-Revolving Term Facility or a Non-Consenting Lender's Non-Revolving Term Facility, and "Loans" means the aggregate of the Loans of all the Lenders;

1.1.96

"Majority Lenders" means, as at any time, (i) for all purposes of this Agreement (other than for the purposes of Sections 2.3, 2.4 and 2.5), Lenders having more than sixty-six and two thirds percent (66 2/3%) of the Commitments and, where the Commitments have been terminated or cancelled, Lenders to which more than sixty-six and two thirds percent (66 2/3%) of the Loans are owing and (ii) for the purposes of Sections 2.3, 2.4 and 2.5, the Revolving Lenders having more than sixty-six and two-thirds percent (66 2/3%) of the Revolving Commitments;

1.1.97

"Mark to Market Exposure" means, in connection with any Person's liability under any Derivative Instrument, as at the end of any fiscal quarter of such Person, the net amount that would be payable by such Person under such Derivative Instrument as though such day were an "Early Terminating Date" and the "Transaction" was a "Terminated Transaction" in accordance with the payment measures provided for in Section 6(e)(i)(3) of the 1992 ISDA Master Agreement (Multicurrency-Cross Border) as published by the International Swaps and Derivatives Association, Inc. as amended or replaced from time to time. For the purposes of this Agreement, such liability shall be expressed in the Equivalent of Canadian Dollars as at the end of any such fiscal quarter. Furthermore, the amount of such liability shall be established by such Person in good faith after informing itself with the relevant counterparties to such Derivative Instruments who themselves shall determine same in accordance with their respective customary practices;

1.1.98

"Material Adverse Effect" means the occurrence or the failure to occur of any event or series of events which either singly or in the aggregate would have a material adverse effect upon the business, assets, liabilities, financial position or results of operations of the Borrower and its Subsidiaries, taken as a whole, or on the ability of the Borrower to perform its obligations under this Agreement or any of the Security Documents;

1.1.99

"Moody's" means Moody's Investors Service, Inc.;

1.1.100

"Net Discounted Proceeds" means, with respect to any Banker's Acceptance, an amount equal to the difference between the Discounted Proceeds and the Stamping Fee relating to such Banker's Acceptance;

1.1.101

"Non-BA Lender" means any Lender which does not or cannot in the ordinary course of business accept bills of exchange under the Bills of Exchange Act (Canada) or depository bills under the Depository Bills and Notes Act (Canada), which would constitute banker's acceptances for the remaining Lenders, and "Non-BA Lenders" is the collective reference to all such Persons;

1.1.102

"Non-Consenting Lender", shall have the meaning ascribed to it in Section 2.4;

1.1.103

"Non-Consenting Lender's Non-Revolving Term Facility", shall have the meaning ascribed to it in subsection 2.4.3;

1.1.104

"Non-Revolving Lender" refers individually to a Lender providing the Non-Revolving Term Facility to the Borrower;

1.1.105

"Non-Revolving Term Facility", shall have the meaning ascribed to it in subsection 2.3;

1.1.106

"Obligations" shall have the meaning ascribed to it in Section 9.1;

1.1.107

"Operating Assets" means (i) all inventory of every nature and kind of the Borrower whether in its possession, in transit or held on its behalf, including raw materials, work in process, parts, components, assemblies, supplies and materials used or consumed by the Borrower's business, all goods, wares and merchandise, finished or unfinished, held for sale or lease and all goods returned or repossessed by the Borrower; (ii) such inventory held by third parties under a lease agreement, a leasing contract, a franchise or license agreement, or any other agreement entered into with or on behalf of the Borrower; (iii) all of the Borrower's accounts receivable, including, without limitation, all rights to payment created by or arising from sales of goods, leases of goods, or the rendition of services, no matter how evidenced, whether or not earned by performance; (iv) all of the Borrower's rights in any credit balances, monies or deposits in accounts held for it with respect to any such accounts receivable; (v) all of the Borrower's rights, titles and interest in, to and under all contracts, agreements, licenses, permits, leases, sub-leases and all other contracts agreements, deeds, present and future, related to any of the foregoing, to the extent permitted by the terms thereof, and all renewals thereof together with the present and continuing right to make a claim thereunder and to enforce or cause the enforcement of all of the said rights, titles and interest; (vi) all of the Borrower's rights in letters of credit, hypothecs, security interests, security agreements, guarantees, suretyships, notes, acceptances and accessories relating to any of the foregoing (including, without limitation, the rights of the Borrower in its capacity as seller under any instalment sale of inventory); (vii) all movable property owned by the Borrower and covered by the instalment sales mentioned in (vi); (viii) indemnities payable to the Borrower under any and all risk insurance policy concerning any of the foregoing; (ix) all proceeds and rights which are or may be produced by or distributed with respect to any of the foregoing or in exchange thereof, including without limitation, any property, negotiable instrument, bill, commercial paper, security, money, remitted, given in exchange or paid pursuant to a sale, repurchase, distribution or any other transaction with respect to the above property; (x) all records, data, vouchers, invoices and other documents which evidence any of the foregoing ;

1.1.108

"Operative Document" refer collectively to this Agreement, the Security Documents and each document, instrument or agreement entered into by or between the Borrower, any Lender, the Agent and any other Person in connection with the transactions contemplated therein or which is supplemented thereto;

1.1.109

"Original Currency" shall have the meaning ascribed to it in Section 18.8;

1.1.110

"Other Lenders" refers collectively to the Revolving Lenders other than the Overdraft Provider;

1.1.111

"Overdraft Provider" means The Toronto-Dominion Bank, in its capacity as the Person maintaining the Canadian Operating Account and the U.S. Operating Account, it being understood that the Overdraft Provider must at all times be the same Person that occupies the function of Agent;

1.1.112

"Overdrafts", at any time, refers collectively to the Canadian Dollar Overdraft and the U.S. Dollar Overdraft at such time and "Overdraft" refers to any one thereof;

1.1.113

"Participation" means the sale or granting by any Lender of any participating interest in any Loan owing to such Lender or in any Commitment of such Lender or any other interest of such Lender under this Agreement, provided however, that (i) the granting or sale of such participating interest does not result in any change to the obligations of such Lender under this Agreement to any other party hereto, nor does it provide the purchaser or grantee of such interest with any rights hereunder, (ii) such Lender shall remain a party to this Agreement and solely responsible for the performance of its obligations hereunder, (iii) the Borrower, the other Lenders and the Agent shall continue to deal solely and directly with such Lender in connection with this Agreement, (iv) the purchaser or grantee of such interest shall not be considered as a "Lender" under this Agreement, and (v) all amounts payable by the Borrower to such Lender shall be determined as if such Lender had not granted such Participation and as if such Lender were funding in the same way as if no such Participation had been granted;

1.1.114

"Permitted Encumbrances", with respect to the Borrower and its Subsidiaries, means, as at any time, any one or more of the following:

1.

the reservations in the original grant of an immovable from the Crown;

2.

restrictions, easements, rights of way, servitudes or other similar rights in land, including, without in any way limiting the generality of the foregoing, rights of way and servitudes for sewers, drains, gas and water mains, electric light and power or telephone and telegraph conduits, poles and cables, pipelines or zoning restrictions affecting the use of the immovable properties of the Borrower, which do not materially or adversely impair the use for which any one of such immovable properties is intended nor substantially diminish the Liens created under the Security Documents;

3.

any Lien for taxes, assessments or other governmental charges or levies not yet due or, if due, the validity of which is being contested diligently and in good faith by or on behalf of the Borrower or its Subsidiaries and in respect of which (i)  appropriate reserves have been taken and are recorded on the appropriate books of the Borrower or the relevant Subsidiaries and (ii) an amount sufficient to pay (in principal, interest and costs) whatever may be owing by the Borrower or the relevant Subsidiaries, should such contestation be unsuccessful, has been deducted from the value of the Borrowing Base, it being understood, for greater certainty, that the principal amount of the Loans shall, in no event, exceed the value of the Borrowing Base as so reduced;

4.

any Lien of any judgment rendered or claim filed against the Borrower or its Subsidiaries which the Borrower, the relevant Subsidiaries or others on their behalf, shall be contesting diligently and in good faith and in respect of which (i)  appropriate reserves have been taken and are recorded on their appropriate books and (ii) an amount sufficient to pay (in principal, interest and costs) whatever may be owing by the Borrower or the relevant Subsidiaries, should such contestation be unsuccessful, has been deducted from the value of the Borrowing Base, it being understood, for greater certainty, that the principal amount of the Loans shall, in no event, exceed the value of the Borrowing Base as so reduced;

5.

any Lien of any vendor, craftsman, workman, builder, contractor, supplier of materials, architect, engineer or subcontractor of any one thereof or any undetermined or inchoate Lien, provided that any such Lien is not registered or published or that the Borrower or the Subsidiaries have not received a notice in respect of same in accordance with the provisions of any applicable Law, or if notice has been given or if such Lien is registered or published, provided that such Lien secures an obligation whose term has not expired or that the Borrower or the relevant Subsidiaries are not in default to perform same, or if its term has expired or the Borrower or the relevant Subsidiaries are in default to perform same, provided that the Borrower or the relevant Subsidiaries cause its cancellation or radiation within a delay of less that fifteen (15) days of its registration or publication unless the validity of such Lien is being contested diligently and in good faith by or on behalf of the Borrower or the relevant Subsidiaries and in respect of which (i) appropriate reserves have been taken and are recorded on their appropriate books and (ii) an amount sufficient to pay (in principal, interest and costs) whatever may be owing by the Borrower or the relevant Subsidiaries, should such contestation be unsuccessful, has been deducted from the value of the Borrowing Base, it being understood, for greater certainty, that the principal amount of the Loans shall, in no event, exceed the value of the Borrowing Base as so reduced;

6.

the pledges or deposits made pursuant to Laws relating to workmen's compensation or similar Laws, or deposits made in good faith in connection with offers, tenders, leases or contracts (excluding, however, the borrowing of money or the repayment of money borrowed), deposits of cash or securities in order to secure appeal bonds or bonds required in respect of judicial proceedings;

7.

minor title defects, homologated lines, zoning and building by-laws, ordinances, regulations and other governmental restrictions on the use of immovable or real property, provided that none of the foregoing adversely affects the value or marketability of such immovable or real property;

8.

any Lien which is created, incurred or assumed to secure a Purchase Money Obligation provided that such Lien affects only the property  so acquired (as well as any proceeds thereof to the extent provided by law) and provided such Lien is created, incurred or assumed concurrently with such acquisition or within ninety (90) days thereof, as well as the Liens described in Schedule 1.1.114 which secure Purchase Money Obligations, provided that such Liens do not charge or affect any of the assets and properties comprised in the calculation of the Borrowing Base and do not secure any new Indebtedness other than Purchase Money Obligations existing as of the date hereof;

9.

the Liens under the Security Documents;

10.

the Liens created under the Securitization Program;

11.

the Liens affecting Subsidiary Operating Assets and securing Indebtedness incurred by the relevant Subsidiary under working capital facilities or similar arrangements in a principal amount at any time outstanding not to exceed, in the aggregate, the Subsidiary Borrowing Base; and

12.

Sale and Leaseback Transactions;

provided that the sum (without duplication) of (i) the Obligations secured by the Permitted Encumbrances, other than those referred to in paragraphs 9 and 10, (ii) the aggregate amount of the obligations of the Borrower and any Subsidiary under Guarantees, (iii) the aggregate amount of Debt for Borrowed Money of the Borrower (other than the Advances hereunder) and (iv) the aggregate amount of Debt for Borrowed Money of any Subsidiary, shall not, at any time, exceed the amount obtained by multiplying the Tangible Net Worth of the Borrower at such time by 10%;

1.1.15

"Person" means any corporation, natural person, firm, joint venture, partnership, trust, unincorporated organization, government or any department, agency or instrumentality of any government;

1.1.116

"Prime Rate" means, for any day, a rate per annum equal to the greater of (i) the Agent's Prime Rate for such day; and (ii) the BA CDOR Rate in effect on such day plus 1.00%;

1.1.117

"Prime Rate Basis" means the calculation of interest on the outstanding amount of monies advanced in Canadian Dollars under the Commitments or any portion thereof as provided under Sections 4.1 and 4.7;

1.1.118

"Prime Rate Loan" with respect to any Lender, means, as at any time, the aggregate of the outstanding amount of monies advanced in Canadian Dollars by such Lender under its Commitment, with respect to which the Borrower has elected, or under the terms of this Agreement, is required to pay interest on a Prime Rate Basis, and "Prime Rate Loans" means the aggregate of the Prime Rate Loans of all the Lenders;

1.1.119

"Proceeding" shall have the meaning ascribed to in subsection 14.1.4;

1.1.120

"Proceeds of Disposition" means the monies arising from any Disposition;

1.1.121

"Pro Rata Share", means:

1.

with respect to any Lender, in connection with the costs, charges and expenses as well as the Proceeds of Disposition and the credit and compensating balances, the ratio of the Loan of such Lender to the Loans;

2.

with respect to any Revolving Lender, for the purposes of Section 2.8 and Sections 16.2 to 16.9 inclusively only and where there is a Non-Consenting Lender's Non-Revolving Term Facility in effect, the ratio of the Revolving Commitment of such Revolving Lender to the Revolving Commitments of all Revolving Lenders;

3.

with respect to any Revolving Lender, for the purposes of the definition of “Available Revolving Commitments” and for the purposes of subsection 2.5.3, the ratio of (i) the Revolving Commitment of such Revolving Lender to (ii) the Revolving Commitments of all Revolving Lenders;

4.

with respect to any Non-Consenting Lender, for the purposes of subsection 2.6.2, the ratio of (i) the Revolving Commitment of such Lender immediately prior to conversion of same into a Non-Consenting Lender's Commitment to (ii) the Revolving Commitments (immediately prior to such conversion) of all Revolving Lenders);

5.

in connection with LC Loans, U.S. LC Loans and Euro LC Loans,

a)

with respect to any Revolving Lender, for each Letter of Credit issued or renewed during a Revolving Period, where there is no Non-Consenting Lender's Non-Revolving Term Facility in effect, the ratio of (i) the Revolving Commitment of such Revolving Lender to (ii) the Revolving Commitments of all Revolving Lenders;

b)

with respect to any Revolving Lender or any Lender under a Non-Consenting Lender's Non-Revolving Term Facility, for each Letter of Credit issued or renewed during a Revolving Period, where there is a Non-Consenting Lender's Non-Revolving Term Facility in effect, the ratio of (i) the Commitment of such Revolving Lender or Lender under a Non-Consenting Lender's Non-Revolving Term Facility who participates in such Letter of Credit (a “LC Participating Non-Revolving Lender”), to (ii) the aggregate of the Revolving Commitments of all Revolving Lenders and the Commitments of all LC Participating Non-Revolving Lenders; and

c)

with respect to any Lender under the Non-Revolving Term Facility, for each Letter of Credit issued or renewed during the Revolving Period and remaining outstanding under the Non-Revolving Term Facility, whether or not there is a Non-Consenting Lender's Non-Revolving Facility in effect, the ratio of (i) the Commitments of any such Lender under the Non-Revolving Term Facility to (ii) the Commitments of all Lenders under the Non-Revolving Term Facility;

6.

in all other cases, with respect to any Lender, the ratio of the Commitment of such Lender to the Commitments;

1.1.122

"Purchase Money Obligation", means, with respect to any Person, any debt for borrowed money incurred in respect of the cost of acquisition, including, without limitation, by way of conditional sale contracts, or leasing by way of a Capital Lease, of any movable or personal property, which debt for borrowed money existed at the time of acquisition or was created, issued, incurred, assumed or guaranteed contemporaneously therewith or within 90 days thereafter and includes any extension, renewal or refunding of any such debt for borrowed money if the amount thereof outstanding on the date of such extension, renewal or refunding is not increased;

1.1.123

"Rate Hedging Obligations" means any and all obligations of the Borrower, whether absolute or contingent and howsoever and wheresoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitution therefor), under (i) any and all Derivative Instruments and (ii) any and all cancellations, buybacks, reversals, termination or assignments of any of the foregoing;

1.1.124

"Ratio of Funded Debt to EBITDA" means, as at any time, with respect to the Borrower, on an unconsolidated basis, the ratio of Funded Debt to EBITDA, calculated on a rolling four quarter basis;

1.1.125

"Ratio of Total Debt to EBITDA" means, as at any time, with respect to the Borrower, on an unconsolidated basis, the ratio of Total Debt to EBITDA;

1.1.126

"Ratio of Total Debt to Total Capitalization" means, as at any time, with respect to the Borrower, on an unconsolidated basis, the ratio of Total Debt to Total Capitalization;

1.1.127

"Realization Costs" means:

1.

the costs, charges, expenses, borrowings and advances incurred, assumed or paid by the Lenders, the Agent or any holder of the Security Documents, in connection with any Rights, Recourses and Remedies exercised under any applicable Law or under any Security Document, with interest thereon as therein provided;

2.

any claim or debt, in principal, interest, fees and accessories and interests on arrears of interests, fees and accessories which by Law, the Security Documents or this Agreement is payable by preference over the amounts due under the Obligations;

3.

any claim or debt, in principal, interest, fees and accessories and interests on arrears of interests, fees and accessories for which, by Law, the Lenders or any one thereof, the Agent or any holder of the Security Documents may be held to be liable as a consequence of the exercise of any of their Rights, Recourses and Remedies under the Security Documents or this Agreement; and

4.

the sum of the amounts payable by the Borrower under subsection 12.8.3 and 12.8.5 of the Credit Agreement;

1.1.128

"Redistribution" means a redistribution among the Revolving Lenders of the principal amounts outstanding under their respective Loans under the Revolving Facility, as contemplated in Sections 16.2 and 16.4;

1.1.129

"Redistribution Pro Rata Share" means (i) with respect to any Other Lender, a fraction, the numerator of which is the Revolving Commitment of such Revolving Lender and the denominator of which is an amount equal to the difference between the Revolving Commitments and the Commitment of the Overdraft Provider, the whole as expressed as a percentage, rounded upwards to the closest one hundredth of one percent and (ii) with respect to any Revolving Lender having a disproportionately lower share of the principal amount of the Loans than what its Pro Rata Share ought to be immediately after the conversion made in accordance with subsection 2.6.8, and for the purposes of a Redistribution contemplated by subsection 2.6.8.5 hereof, a fraction, the numerator of which is the Revolving Commitment of such Revolving Lender and the denominator of which is an amount equal to the difference between the Revolving Commitments and the Revolving Commitment of the Revolving Lender having a disproportionately higher share of the principal amounts of the Loans than what its Pro Rata Share ought to be, the whole as expressed as a percentage, rounded upwards to the closest and hundredth of one percent;

1.1.130

"Relevant Margin" means, during a Revolving Period, with respect to any Prime Rate Loan, U.S. Base Rate Loan, Libor Loan, Stamping Fee, fee payable in connection with the issuance of Letters of Credit or Stand-By Fee (whether same are outstanding under the Revolving Facility or any Non-Consenting Lender's Non-Revolving Term Facility), the percentage rate per annum set forth opposite the Ratio of Funded Debt to EBITDA in the immediately below matrix:

Ratio of Funded Debt to EBITDA	Sections 4.1 and 4.2 (Prime Rate Loans and U.S. Base Rate Loans)	Sections 4.3, 5.2, 6.3 (Libor Loans, Stamping Fees and Letters of Credit)1,	Stand-By Fee
R < 1.0	[…]	[…]	[…]
1.0 £ R < 1.5	[…]	[…]	[…]
1.5 £ R < 2.0	[…]	[…]	[…]
2.0 £ R < 2.5	[…]	[…]	[…]
2.5 £ R < 3.0	[…]	[…]	[…]
3.0 £ R	[…]	[…]	[…]

Provided that:

(a)

the Ratio of Funded Debt to EBITDA shall be calculated quarterly, on the first day (the "Reset Date") of the calendar month immediately following the date on which the Agent receives the Borrower's Financial Statements pursuant to Section 13.3 and the certificate of compliance required pursuant to subsection 13.3.3 with respect to the fiscal quarter most recently ended;

(b)

Any adjustment in the Relevant Margin shall only take place on a Reset Date. For the period commencing as of and from the date of execution of the Credit Agreement up to but excluding the first Reset Date, it is understood and agreed that the Relevant Margin shall be established on the basis of the Ratio of Funded Debt to EBITDA as certified in the certificate of compliance required pursuant to subsection 10.1.8; and

(c)

Notwithstanding paragraphs (a) and (b) of this subsection 1.1.130, where Loans are outstanding under the Non-Revolving Term Facility, the Relevant Margin means, with respect to any Prime Rate Loan, U.S. Base Rate Loan, Libor Loan, Stamping Fee and fee payable in connection with the issuance of Letters of Credit (whether same are outstanding under the Non-Revolving Term Facility or any Non-Consenting Lender's Non-Revolving Term Facility), the percentage rate per annum set forth opposite the Ratio of Funded Debt to EBITDA in the below matrix:

_________
1 With respect to letters of credit other than documentary letters of credit.

Ratio of Funded Debt to EBITDA	Sections 4.1 and 4.2 (Prime Rate Loans and U.S. Base Rate Loans)	Sections 4.3, 5.2 and 6.3 (Libor Loans, Stamping Fees and Letters of Credit)[2]
R < 1,0	[…]	[…]
1.0 ≤ R < 1.5	[…]	[…]
1.5 ≤ R < 2.0	[…]	[…]
2.0 ≤ R < 2.5	[…]	[…]
2.5 ≤ R < 3.0	[…]	[…]
3.0 ≤ R	[…]	[…]

provided that the Ratio of Funded Debt to EBITDA in such a case shall be calculated as at the last day of the end of the fiscal quarter immediately preceding the day following the last day of the Revolving Period in effect before conversion of the Revolving Facility into Non-Revolving Term Facility and the corresponding Relevant Margin shall be subsequently adjusted following any variation in the Ratio of Funded Debt to EBITDA as provided in paragraphs (a), (b) and (d) of this subsection 1.1.130.

(d)

If the Borrower fails to submit to the Agent the Financial Statements described in Section 13.3 and the certificate of compliance required pursuant to subsection 13.3.3, in each case when required under such Section or subsection, then, throughout the period from the last date upon which the Borrower is required to submit such Financial Statements and such certificate of compliance until the date the Agent receives such quarterly Financial Statements and certificate of compliance, the Relevant Margin shall be the corresponding percentage rate indicated under the last line on the applicable matrix set forth above;

1.1.131

"Reset Date" has the meaning ascribed to it in subsection 1.1.130;

1.1.132

"Responsible Officer" means, with respect to any Person, the president, the chief executive officer, the chief financial officer, the treasurer, the controller, a vice-president, the corporate secretary, the assistant corporate secretary or the general manager, provided that, with respect to financial matters, it shall mean the chief financial officer, the treasurer or the controller of such Person;

_________
2 With respect to letters of credit other than documentary letters of credit.

1.1.133

"Revolving Borrowing Base" means, as at any time, the difference between (a) the Borrowing Base and (b) the aggregate amount of the Loans outstanding under the Non-Revolving Facility and any Non-Consenting Lender's Non-Revolving Term Facility;

1.1.134

"Revolving Commitment" means, with respect to any Revolving Lender, the Commitment of such Revolving Lender under the Revolving Facility established in Schedule 2.1 hereof, as said Commitment may be reduced, increased in accordance with the provisions of subsection 2.6.8 or Section 2.8 hereof, or cancelled from time to time in accordance with this Agreement, and "Revolving Commitments" means the aggregate of the Revolving Commitments of all Revolving Lenders;

1.1.135

"Revolving Facility" means the revolving credit facility (including further to a conversion of a Non-Consenting Lender's Non-Revolving Term Facility made in accordance with this Agreement) made available hereunder to the Borrower during the Revolving Period only;

1.1.136

"Revolving Lenders" means those Lenders providing the Revolving Facility to the Borrower during the Revolving Period only;

1.1.137

"Revolving Period" means the period commencing on the date of execution of this Agreement and terminating at the earlier of:

1.

3:00 p.m., Montréal time, on June 28, 2006, subject to any extension of such period in conformity with the provisions of Sections 2.3 and 2.4; and

2.

the date that the Revolving Commitments are fully terminated and cancelled as provided under the provisions of Section 14.2;

1.1.138

"Right, Recourses and Remedies" with respect to any Person, refers to any personal action, provisional measure, any other real or personal right, any other remedy, whether or not hypothecary, or whether same is exercised under the terms of any security, or any other recourse whatsoever;

1.1.139

"Rollover Date" means, with respect to any one of the BA Loans, the Libor Loans, the LC Loans, the U.S. LC Loans and the Euro LC Loans, as the case may be, the Conversion Date or the date of any Advance where the Borrower has selected that such Advance be made by way of Banker's Acceptances or Letters of Credit, or that interest thereon be calculated on a Libor Basis, as the case may be;

1.1.140

"S&P" means Standard and Poor's Ratings Services, a division of The McGraw Hill Companies, Inc.;

1.1.141

"Sale and Leaseback Transaction”, with respect to any person, means any transaction or series of transactions whereby such Person sells, transfers or otherwise disposes of any of its properties and assets to another Person and within ninety (90) days of such sale, transfer or other disposition such Person leases or rents, as lessee, the same property under a lease, the term of which (including the initial term and any period for which the lease may be renewed or extended) exceeds three (3) years;

1.1.142

"Schedule I Lender" means any Lender named in Schedule I to the Bank Act (Canada);

1.1.143

"Schedule I Reference Lenders" means The Toronto-Dominion Bank, Bank of Montreal and The Bank of Nova Scotia and, when there is one or more additional Schedule I Lenders, any other Schedule I Lender from time to time appointed as such by the Agent and (before an Event of Default occurs) the Borrower and "Schedule I Reference Lender" means any one of them;

1.1.144

"Schedule II Lender" means any Lender named in Schedule II to the Bank Act (Canada);

1.1.145

"Schedule II Premium" means the premium of 0.10%;

1.1.146

"Schedule III Lender" means any Lender named in Schedule III to the Bank Act (Canada);

1.1.147

"Schedule III Premium" means the premium of 0.10%;

1.1.148

"Second Currency" shall have the meaning ascribed to it in Section 18.8;

1.1.149

"Securitization Program" means the assignment of trade accounts or the granting of any other Lien by the Borrower, in favour of any Person, in connection with the securitization of trade accounts of the Borrower deriving from the High Yield Pulp Division of the Borrower located at Témiscaming and Matane, Province of Québec, the value thereof not to exceed U.S. $50,000,000 at any time;

1.1.150

"Security Documents" is the collective reference to the documents contemplated in Article 9, as any of same may be amended, supplemented or restated from time to time and in the case of the Borrower Bond, renewed, replaced or substituted from time to time;

1.1.151

"Selected Amount" means, with respect to any BA Loan, Libor Loan, LC Loan, U.S. LC Loan or Euro LC Loan of any Lender, the whole or any portion of any Advance under the Commitment of such Lender, which the Borrower has requested to be or become outstanding by way of Banker's Acceptances, by way of an Advance on a Libor Basis or by way of Letters of Credit denominated in Canadian Dollars, U.S. Dollars or Euros, as the case may be, in accordance with the provisions of this Agreement;

1.1.152

"Selected Maturity" means, with respect to any one of the BA Loans, the Libor Loans, the LC Loans, the U.S. LC Loans or the Euro LC Loans, the maturities elected by the Borrower under the provisions of Sections 4.5, 5.1 and 6.2, as the case may be;

1.1.153

"Special Counsel" means Desjardins Ducharme, LLP, or such other legal counsel which the Agent, acting in accordance with the instructions of the Majority Lenders, at any time, may appoint to advise the Lenders and the Agent in connection with the transactions contemplated herein;

1.1.154

"Stamping Fee" shall have the meaning ascribed to it in Section 5.2;

1.1.155

"Stand-By Fee" means the fee calculated in accordance with Section 4.10 hereof;

1.1.156

"Subsidiary" of any Person means (i) a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof;

1.1.157

"Subsidiary Operating Assets" means, with respect to any of the Borrower's Subsidiaries, the assets of such Subsidiary similar in nature to those comprised in the definition of Operating Assets;

1.1.158

"Substitute Basis" means the substitute basis for the continuation of the BA Loans, Libor Loans, LC Loans, U.S. LC Loans or Euro LC Loans referred to in Section 15.2;

1.1.159

"Supported Eligible Receivables" means all of the claims, book debts and accounts receivable of the Borrower complying with the definition of "Eligible Receivables" except for clauses (ii) and (iii), which are supported by (i) a letter of credit reasonably acceptable to the Agent or (ii) whose payment is insured by CNA Insurance Companies (Continental Casualty Company) or by another insurer acceptable to the Agent, provided that the benefits of any such insurance are hypothecated and charged under the Security Documents, and that such hypothecation and charge is duly accepted and acknowledged by CNA Insurance Companies (Continental Casualty Company) or such other insurer, as the case may be;

1.1.160

"Tangible Fixed Assets" means, as at any time, with respect to the Borrower, on an unconsolidated basis, the net book value of the Borrower's tangible assets used in the production of income and not expected to be consumed or converted into cash any sooner than at least one year's time, including without limitation, equipment, office furniture, machinery, tools, rolling stock (including road vehicles) and immovable property;

1.1.161

"Tangible Net Worth" means, at any time, with respect to the Borrower, on an unconsolidated basis, the total of all shareholder's equity appearing on the balance sheet of the Borrower less the amount of (i) any unamortized goodwill and write-ups resulting from reassessment of assets (for purposes other than the acquisition of a business), (ii) any intangible assets, (iii) any Investments into Affiliates, including Affiliates of the Person Controlling the Borrower, […] (iv) any bona fide receivables of the Borrower […] owed by Affiliates, including Affiliates of the Person Controlling the Borrower, in excess of $30,000,000 Cdn and resulting from transactions incurred in the ordinary course of business between the Borrower and Affiliates, including Affiliates of the Person Controlling the Borrower, […] and (v) any receivables of the Borrower owed by Affiliates, including Affiliates of the Person Controlling the Borrower, which are not bona fide receivables;

1.1.162

"Taxes" has the meaning attributed to it in Section 8.11;

1.1.163

"this Agreement", "these presents", "herein", "hereby", "hereunder", "hereof", "hereto" and similar expressions refer collectively to this Credit Agreement and the accompanying schedules and any and every deed or instrument which is supplementary or ancillary hereto or in implementation hereof, the whole as same may be amended, supplemented or restated from time to time;

1.1.164

"Total Capitalization" means, at any time, with respect to the Borrower, on an unconsolidated basis, Total Debt plus Tangible Net Worth;

1.1.165

"Total Debt" means, as at any time, with respect to the Borrower, on an unconsolidated basis and without duplication, the aggregate of Debt for Borrowed Money and Capital Leases, less unencumbered cash or Cash Equivalent Investments;

1.1.166

"Trustee" means The Canada Trust Company, in its capacity as the Person holding the power of attorney of the holders of the Borrower Bond and includes any successor to The Canada Trust Company in such capacity;

1.1.167

"U.S. Base Rate" means, for any day, a rate per annum equal to the greater of (i) the Agent's U.S. Base Rate in effect on such day; and (ii) the Federal Funds Effective Rate on such day plus 1.00%;

1.1.168

"U.S. Base Rate Basis" means the calculation of interest on the outstanding amount of monies advanced in U.S. Dollars under the Commitments or any portion thereof as provided under Sections 4.2 and 4.7; and

1.1.169

"U.S. Base Rate Loan" with respect to any Lender, means, as at any time, the aggregate of the outstanding amount of monies advanced in U.S. Dollars by such Lender under its Commitment with respect to which the Borrower has elected or, under the terms of this Agreement, is required to pay interest on a U.S. Base Rate Basis and "U.S. Base Rate Loans" means the aggregate of the U.S. Base Rate Loans of all the Lenders.

1.1.170

"U.S. Dollar Account" means the U.S. Dollar account established on behalf of the Borrower by the Agent at the Account Branch pursuant to Section 3.11;

1.1.171

"U.S. Dollar Credit Balance" means, as at the close of business of any Business Day, the excess of the sum of (i) the credit balance of the U.S. Operating Account at the opening of business on such Business Day and (ii) the aggregate amount of the deposits credited to the U.S Operating Account during such Business Day, to the aggregate amount of the Cheques drawn on the U.S. Operating Account during such Business Day;

1.1.172

"U.S. Dollar Overdraft" means, as at the close of business of any Business Day, the excess of the aggregate amount of the Cheques drawn on the U.S. Operating Account during such Business Day to the sum of (i) the credit balance of the U.S. Operating Account at the opening of business on such Business Day and (ii) the aggregate amount of the deposits credited to the U.S. Operating Account during such Business Day;

1.1.173

"U.S. Dollars" and "$ U.S." means the lawful currency of the United States of America in same day immediately available funds or if such funds are not available, the form of money of the United States of America that is customarily used in the settlement of international banking transactions on the day any payment is due to be made hereunder;

1.1.174

"U.S. LC Loan" means, with respect to any Lender, as at any time, the Pro Rata Share of such Lender of the principal amount of the outstanding Letters of Credit which are denominated in U.S. Dollars and "U.S. LC Loans" means the aggregate of the U.S. LC Loans of all the Lenders;

1.1.175

"U.S. Operating Account" means the U.S. Dollar account established on behalf of the Borrower and described in Section 3.8;

1.2

General Interpretation

Unless there be something in the subject or the context inconsistent therewith, words importing the singular only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine gender, and vice versa, and all references to dollars shall mean Canadian Dollars.

1.3

Division into Articles

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of titles are for convenience of reference only and do not affect the meaning or the interpretation of the present Agreement.

1.4

Accounting Principles

Unless otherwise required by the terms of this Agreement or if the Agent, acting in accordance with the instructions of the Majority Lenders, otherwise consents in writing, all calculations and the characterization of all assets, liabilities, income or losses required to be made under the terms hereof and all Financial Statements and reports shall be prepared in accordance with GAAP . In the event that any change in GAAP materially affects the calculation or reporting of any amount required hereunder, the Agent and the Borrower will revise the provisions of this Agreement in order to preserve the original intent of the parties, failing which, the Borrower may calculate or report the relevant amount as if no change in GAAP had occurred.

1.5

Governing Law

This Agreement and the interpretation and enforcement thereof shall be governed by and in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.

2.

COMMITMENTS

2.1

Commitments

Each Lender, severally and neither jointly nor solidarily, agrees, upon the terms and subject to the conditions of this Agreement, to make available to the Borrower Loans in an aggregate amount not to exceed the amount set forth in Schedule 2.1 hereto as the Commitment of each such Lender.

2.2

Revolving Nature of the Commitments During the Revolving Period

Subject to the relevant terms and conditions of this Agreement, any payment, repayment or prepayment of the whole or any part of the principal amount of the Loans under the Revolving Facility may be reborrowed by the Borrower at any time during the Revolving Period to the extent that on the date of any requested Advance under the Revolving Commitments there are any Available Revolving Commitments.

2.3

Extension of Revolving Period

By written notice to the Agent, the Borrower may request that the Revolving Lenders extend the Revolving Period for individual 364-day periods, each such period to commence on the day following the last day of the Revolving Period then in effect. Any such extension request must be received by the Agent no earlier than 90 days, but no later than 75 days, prior to the expiry of the Revolving Period then in effect. The Agent shall promptly notify in writing each Revolving Lender of the receipt of any such extension request. The Agent shall notify the Borrower, in writing, no later than by the end of business on the 45th day prior to the expiry of the Revolving Period then in effect of the decision of the Revolving Lenders who may each refuse to extend the Revolving Period, at its sole discretion. If the Majority Lenders decide to extend the Revolving Period, then the Revolving Period shall be extended by a period of 364 days commencing on the day immediately following the last day of the Revolving Period then in effect, the whole subject however to the provisions of Sections 2.4, 2.5 and 2.6. Otherwise, the Revolving Period shall terminate at the close of business in Montréal, on the last day of the Revolving Period then in effect, and, as and from the day following the last day of such Revolving Period, the Commitments shall remain nevertheless available to the Borrower, subject to the terms and conditions set forth herein, as a 2-year non revolving term facility (the “Non-Revolving Term Facility”).

2.4

Replacement of Revolving Lenders

If not all the Revolving Lenders have agreed to extend the Revolving Period in accordance with the provisions of Section 2.3, but the Majority Lenders have so agreed, then the Agent shall so notify the Borrower, specifying the names of the Revolving Lenders who have not agreed to the extension (each, a “Non-Consenting Lender”). In any such case, the Borrower may exercise, by no later than the 15th day prior to the expiry of the Revolving Period then in effect, any of the following three options (or a combination of them) by delivering a written notice to such effect to the Agent:

2.4.1

the Borrower may request that any Non-Consenting Lender Assign its Revolving Commitment on the last day of the Revolving Period then in effect, to an Eligible Assignee that has agreed to assume such Revolving Commitment and to consent to the extension, in which case the provisions of Section 18.5 shall apply;

2.4.2

the Borrower may cancel such Non-Consenting Lender's Revolving Commitment and repay the Loan (together with interest, fees and any other amount owed to such Lender by the Borrower) of such Non-Consenting Lender, on the last day of the Revolving Period then in effect, the whole subject to the provisions of Article 15 with respect to losses, costs and expenses, in which case the Revolving Commitments shall be reduced accordingly on the last day of the Revolving Period then in effect, provided that the terms and conditions contemplated in this Section 2.4 are then satisfied; or

2.4.3

the Borrower may choose to maintain the Commitment of any Non-Consenting Lender or to reduce the Commitment of any Non-Consenting Lender (and repay in such case, subject to the provisions of Article 15 with respect to losses, costs and expenses, such portion of the Loan which is required in order for the outstanding Loan to be equal to such reduced Commitment) and thereafter maintain same, in each case, as a 2-year non revolving term facility (the “Non-Consenting Lender's Non-Revolving Term Facility”), as and from the day following the last day of the Revolving Period in effect, while the Revolving Commitments of the Consenting Lenders shall continue for the extended Revolving Period.

If the Borrower shall have exercised any one of these options (or a combination of them), the Agent shall so notify the Revolving Lenders and, subject to the terms and conditions provided for in the Section 2.4 being met to the satisfaction of the Agent, by 3 :00 p.m. Montréal time on the last day of the Revolving Period then in effect, the Revolving Period shall be extended in accordance with the provisions of Section 2.3 in respect of all Revolving Lenders except for those Non-Consenting Lenders whose Commitments were assigned, cancelled or maintained as a Non-Consenting Lender's Non-Revolving Term Facility (with a reduction of the Revolving Commitments, should the Borrower have exercised the options contemplated in subsection 2.4.2 or 2.4.3).

2.5

Non-Revolving Term Facility

If less than the Majority Lenders have agreed to extend the Revolving Period in accordance with the provisions of Section 2.3, then the entire Revolving Facility shall be converted into the Non-Revolving Term Facility and:

2.5.1

the Agent shall operate a Redistribution of the Loans outstanding under the Revolving Facility, on the last day of the Revolving Period then in effect, before same be converted into the Non-Revolving Term Facility;

2.5.2

the amount of the Non-Revolving Term Facility shall be equal to the amount of the Loans under the Revolving Facility as at the close of business on the last day of the Revolving Period then in effect;

2.5.3

each Revolving Lender's Commitment shall be changed and limited permanently, upon conversion of the Revolving Facility into the Non-Revolving Term Facility, to the amount of its Pro Rata Share of the Non-Revolving Term Facility (with the Revolving Commitments being cancelled) and shall be subsequently reduced by an amount equal to the principal amount of any Letters of Credit outstanding at the time of conversion and which remains undrawn after the date upon which a request for payment may be made in accordance with the provisions of the relevant Letter of Credit;

2.5.4

all Advances owing under the Non-Revolving Term Facility (whether in principal, interest or costs) shall become due and payable at the latest on the second anniversary of the last day of the Revolving Period then in effect, it being understood that any BA Loan, Libor Loan, LC Loan, U.S. LC Loan or Euro LC Loan shall become due and payable,  continued or converted into any other type of Loan, upon expiry of its respective Selected Maturity;

2.5.5

the Borrower shall have the right thereafter to prepay any amount outstanding under the Non-Revolving Term Facility in accordance with the provisions hereof but subject to the provisions of Section 15.4, it being understood that any amount so prepaid under the Non-Revolving Term Facility shall result in the reduction of the Commitments in the same amount and that the Borrower shall not have the right to reborrow any amount so prepaid.

2.6

Non-Consenting Lender's Non-Revolving Term Facility

Should the Borrower choose to maintain a Lender's Commitment as a Non-Consenting Lender's Non-Revolving Term Facility pursuant to subsection 2.4.3,

2.6.1

the Agent shall operate a Redistribution of the Loans under the Revolving Facility outstanding as at the close of business on the last day of the Revolving Period then in effect, before such Lender's Commitment being converted into a Non-Consenting Lender's Non-Revolving Term Facility;

2.6.2

the amount of said Non-Consenting Lender's Non-Revolving Term Facility shall be equal to the amount of this Non-Consenting Lender's Pro Rata Share of the Loans under the Revolving Facility as at the close of business on the last day of the Revolving Period then in effect (after Redistribution contemplated in subsection 2.6.1);

2.6.3

said Non-Consenting Lender's Commitment shall be reduced permanently, upon conversion of the Non-Consenting Lender's Revolving Facility into the Non-Consenting Lender's Non-Revolving Term Facility, to the amount of said Non-Consenting Lender's Non-Revolving Term Facility and shall be subsequently reduced by an amount equal to the principal amount of any Letters of Credit (in which such Lender participates) outstanding at the time of conversion and (i) which remains undrawn after the date upon which a request for payment may be made in accordance with the provisions of the relevant Letter of Credit and (ii) which is not renewable or, if renewable, which is not renewed during the period where such Non-Consenting Lender's Non-Revolving Term Facility is in effect (provided such Non-Consenting Lender would have had the obligation to participate in such Letter of Credit as provided for in subsection 6.2.2 of this Agreement);

2.6.4

all Advances owing under this Non-Consenting Lender's Non-Revolving Term Facility (whether in principal, interest or costs) shall become due and payable at the latest on the second anniversary of the last day of the Revolving Period having given rise to the election made by the Borrower under subsection 2.4.3, it being understood that any BA Loan, Libor Loan, LC Loan, U.S. LC Loan and Euro LC Loan shall become due and payable, continued or converted into any other type of Loan, upon the expiry of its respective Selected Maturity;

2.6.5

no prepayment or reduction of this Non-Consenting Lender's Commitment shall be made (other than as a result of the principal amount of Letters of Credit in which such Lender participates and remaining undrawn after the date upon which a request for payment may be made in accordance with the provisions of the relevant Letter of Credit), except where the Borrower permanently reduces, in accordance with the provisions hereof but subject to the provisions of Section 15.4 with respect to losses, costs and expenses, the Commitments of all Lenders, in which case, the Non-Consenting Lender's Commitment shall be reduced and the Non-Consenting Lender's Non-Revolving Term Facility shall be repaid, in an amount equal to such Non-Consenting Lender's Pro Rata Share of the reduction of the Commitments of all Lenders;

2.6.6

all Loans under the Non-Consenting Lender's Non-Revolving Term Facility shall be, whenever possible, outstanding in the same type of Loans as Loans outstanding under the Revolving Facility or the Non-Revolving Term Facility, whether it be Prime Rate Loans, U.S. Base Rate Loans, BA Loans or Libor Loans, in amounts equal to the Pro Rate Share of the Non-Consenting Lender's Commitment to the Commitments of all Lenders;

2.6.7

should the Non-Consenting Lender also be the Overdraft Provider, then the ability for the Borrower to draw cheques which result in Overdrafts, as provided in Section 3.8, will automatically terminate on the day before the last day of the Revolving Period, unless a Consenting Lender who is also the Agent agrees, with the written consent of the other Consenting Lenders, to replace the Overdraft Provider and to allow the Borrower to draw cheques resulting in Overdrafts in accounts to be opened with such Consenting Lender, in which case, Overdrafts shall then be allowed subject to the terms and conditions and limitations in amounts to be drawn by Overdrafts, to be agreed to between the Borrower, the Agent and the Lenders, and following all conditions therefore being met, including the execution of amendments to this Agreement; and

2.6.8

the Borrower may, at any time after having maintained a Non-Consenting Lender's Commitment as a Non-Consenting Lender's Non-Revolving Term Facility, request that such Non-Consenting Lender whose Commitment was maintained as a Non-Consenting Lender's Non-Revolving Term Facility (the “Assigning Non-Consenting Lender”) Assign all and not less than all of the Loans of such Assigning Non-Consenting Lender to an Eligible Assignee (including any Revolving Lender) approved by the Agent, which Eligible Assignee has agreed to assume the Commitment of such Assigning Non-Consenting Lender, and

2.6.8.1

in such a case, the Assignment contemplated in this subsection 2.6.8 shall only take effect once the following conditions are met:

a)  the Eligible Assignee shall have assumed the entire Commitment of the Assigning Non-Consenting Lender, which Commitment shall be converted thereupon said assumption into a Revolving Commitment, with the Loans outstanding under said Non-Consenting Lender's Commitment to be converted into revolving Loans under the Revolving Facility in accordance with the following provisions;

b)  an instrument shall have been executed by such Assigning Non-Consenting Lender, the Eligible Assignee, the Agent and the Borrower and shall have been delivered to the Agent and the Borrower, such instrument to be in form satisfactory to such parties, provided however that the Borrower hereby covenants and agrees not to unreasonably withhold its execution or delivery of the aforesaid instrument. The signature of the Borrower to this instrument shall only be required where any such Assignment is to occur at a time where no Event of Default has occurred and is continuing; and

c)  the Borrower has paid to the Agent, for its exclusive benefit, an Assignment fee of […];

2.6.8.2

upon such execution and delivery of the instrument referred to in subsection 2.6.8.1 above and the payment of the fees prescribed in such subsection, the Assigning Non-Consenting Lender shall be released from its Commitment and other obligations hereunder to the extent of such disposition and the Eligible Assignee thereof shall for all purposes be a Lender party to this Agreement, and shall have all the rights and obligations of a Lender under this Agreement and the Security Documents, all as provided for under Section 18.5 (to the exception of the first paragraph thereof, including subsections 18.5.1 to 18.5.4) and Section 18.6 of this Agreement, as if the Assignment contemplated in this subsection 2.6.8 had been effected pursuant to such Section 18.5;

2.6.8.3

the parties shall immediately upon the Assignment described in this subsection 2.6.8 taking effect, consider for all purposes hereunder, (i) the Commitment Assigned pursuant to this subsection 2.6.8 as a Revolving Commitment, (ii) the Assigning Non-Consenting Lender's Non-Consenting Lender's Non-Revolving Term Facility being converted into a Revolving Facility and (iii)  the Loans outstanding thereunder as part of the Revolving Commitments. For greater certainty, from and as of the moment the Assignment described in this subsection 2.6.8 takes effect, (i) all calculations and determinations of Revolving Commitments, Pro Rata Share, Redistribution Pro Rata Share or other factors involving Loans or Commitments of a revolving nature shall take into account the Assigning Non-Consenting Lender's Commitment and its Non-Consenting Lender's Non-Revolving Facility so Assigned and (ii) the Eligible Assignee shall be a Revolving Lender for all purposes of this Agreement;

2.6.8.4

the amount of the Loans outstanding under the Eligible Assignee's Revolving Commitment, once the Assigning Non-Consenting Lender's Commitment is Assigned and converted into a Revolving Commitment, shall be equal to (and/or increased by, when the Eligible Assignee is already a Revolving Lender) the amount of the Assigning Non-Consenting Lender's Non-Revolving Term Facility as at the close of business on the day prior to the day at which the Assignment contemplated in this subsection 2.6.8 takes effect;

2.6.8.5

the Agent shall, immediately after such Assignment and conversion contemplated under this subsection 2.6.8 taking effect, operate to a Redistribution of the Loans outstanding under the Revolving Facility in accordance with Section 16.4;

2.6.8.6

the Borrower shall repay the Loans outstanding under the Assigning Non-Consenting Lender's Commitment, once Assigned and converted hereunder, in accordance with the provisions of this Agreement applicable to Loans under the Revolving Facility.

2.7

Advanced Payments

In the event of termination, non extension or reduction, in whole or in part, of the Commitments, the Borrower shall repay to the Agent:

(i) for the account of any Lender under a Non-Consenting Lender's Non-Revolving Term Facility, if where after repayment of all Prime Rate Loans, U.S. Base Rate Loans and Libor Loans of such Lender, the amount of Loans under such Lender's Non-Consenting Non-Revolving Term Facility exceeds such Lender's Commitment, an amount equal to the aggregate of all nominal amounts of outstanding BA Loans, LC Loans, U.S. LC Loans and Euro LC Loans of such Lender in excess of such Lender's Commitment;

(ii) for the account of any Revolving Lender, if where after repayment of all Prime Rate Loans, U.S. Base Rate Loans and Libor Loans of such Revolving Lender the amount of Loans under such Revolving Lender's Revolving Facility exceeds the lesser of (i) such Revolving Lender's Commitment and (ii) its Pro-Rata Share of the Revolving Borrowing Base (taking into account repayments made under Section 2.7 (i) above under a Non-Consenting Lender's Non-Revolving Term Facility), an amount equal to the aggregate of all nominal amounts of outstanding BA Loans, LC Loans, U.S. LC Loans and Euro LC Loans of such Lender in excess of the lesser of (i) such Revolving Lender's Commitment and (ii) its Pro-Rata Share of the Revolving Borrowing Base (taking into account repayments made under Section 2.7(i) above under a Non-Consenting Lender's Non-Revolving Term Facility);

(iii) for the account of any Lender under a Non-Revolving Term Facility, if where after repayment of all Prime Rate Loans, U.S. Base Rate Loans and Libor Loans of such Lender the amount of Loans of such Lender under the Non-Revolving Term Facility exceeds such Lender's Commitment, an amount equal to the aggregate of all nominal amounts of outstanding BA Loans, LC Loans, U.S. LC Loans and Euro LC Loans in excess of such Lender's Commitment;

and the parties hereto hereby acknowledge and agree that the amount so repaid, (i) no longer forms part of the patrimony of the Borrower, (ii) shall be held by the Agent, with interest thereon at a rate equivalent to the overnight bank rate of the Agent, for the sole account and benefit of each such Lender specified above and (iii) shall be applied in payment of the Bankers' Acceptances and Letters of Credit as they mature. The amount of Euro LC Loans used for the purposes of the calculations set forth in subparagraphs (i), (ii) and (iii) of this Section 2.7 shall be the Equivalent in Canadian Dollars of the principal nominal amount of any such Euro LC Loan and any repayment by the Borrower of any excess as provided in subparagraphs (i), (ii) and (iii) of this Section 2.7, on account of said Euro LC Loan, shall be made in Canadian Dollars. Where no request for payment is made to the Issuing Lender under any Letter of Credit, at any date upon which a request for payment may be made in accordance with the provisions of the relevant Letter of Credit, the Agent shall then credit the Canadian Dollar Account or the U.S. Dollar Account, as the case may be, of an amount equal to the portion of the amounts (excluding interest) so held by it under the provisions of this Section which corresponds to the decrease of the liability of the Issuing Lender under such Letter of Credit in the absence of any such demand for payment, unless the Majority Lenders have exercised their rights under Section 14.2, in which case the Agent shall use the amounts so held by it under this Section in conformity with the provisions of Section 14.3. It is hereby understood that, notwithstanding any repayment of any excess made under this Section 2.7 by the Borrower on account of any Letter of Credit denominated in Euros, the Borrower shall remain liable for any deficiency between the Equivalent in Euros, at the time payment is made by the Issuing Lender under the relevant Letter of Credit, of the excess amount paid as provided in this Section 2.7 and the amount paid by the Issuing Lender in Euros pursuant to any demand for payment under such Letters of Credit.

2.8

Increased Revolving Commitments

2.8.1

At any time following the Closing Date, but only during the Revolving Period, the Borrower may, by notice in writing to the Agent, request that the Revolving Commitments be increased, provided that no Revolving Lender shall be under any obligation to increase its Revolving Commitment in connection therewith. The aggregate amount of any increase in the Revolving Commitments (the “Commitment Increase Amount”) shall not exceed $10,000,000 Cdn. Any notice delivered pursuant to this subsection 2.8.1 shall specify (a) the Commitment Increase Amount and (b) the effective date of such Commitment Increase Amount, which date shall be not less than 30 nor more than 180 days following the date of such written notice. The Borrower may request that the Commitment Increase Amount be provided by the Revolving Lenders or one or more financial institutions which is a bank, trust company, insurance company, cooperative credit society, pension fund or any other similar financial institution agreed to by the Agent, which financial institution has agreed to become a lender hereunder (the “Eligible Lender”), in accordance with the provisions of this Section 2.8. The Borrower shall not be obligated to first request the Revolving Lenders to increase their respective Revolving Commitment prior to requesting an Eligible Lender to agree to the Commitment Increase Amount.

2.8.2

In the event a request is made for the Revolving Lenders to increase their respective Revolving Commitment, the Agent shall notify the Revolving Lenders and the Revolving Lenders may agree to such request up to their respective Pro Rata Share.  Each Revolving Lender shall advise the Agent in writing as to whether it consents to such requested increase within ten days of receipt by it from the Agent of the notice requesting such increase. If a Revolving Lender does not provide such notice within such time, such Revolving Lender shall be deemed to have refused the applicable request. Not more than two Business Days following (a) the last day for receipt by the Agent of such notices or (b) if all Revolving Lenders shall have provided such notice, the day on which the last of such notices shall have been received by the Agent, the Agent shall advise the Borrower and each Revolving Lender of the name of the Revolving Lenders which have agreed to the requested increase or refused same (or are deemed to have refused same), the amount of their respective portion of the Commitment Increase Amount and the aggregate amount by which those Revolving Lenders consenting to such increase have agreed to increase their respective Revolving Commitment (in this Section 2.8, each a “Consenting Lender”).

2.8.3

Subject to, and as provided for, in subsection 2.8.4, in the event that the Borrower has requested that each Revolving Lender increase its Commitment pursuant to subsection 2.8.2 and (a) such increase has been agreed to by all Revolving Lenders, then the Revolving Commitment of each such Revolving Lender shall be increased by an amount equal to the amount consented to by such Consenting Lender; or (b) such increase has been consented to by some, but not all, of the Revolving Lenders, then (i) with respect to the Consenting Lenders, the Revolving Commitment of each of such Consenting Lender shall be increased by an amount equal to the amount consented to by such Consenting Lender; and (ii) with respect to the Revolving Lenders which are not Consenting Lenders, the Revolving Commitment of such Revolving Lender shall not be increased.

2.8.4

If Consenting Lenders have not agreed to provide all of the Commitment Increase Amount, then the Borrower may at its option (i) decline such increase in its entirety or (ii) accept the increase agreed to by the Consenting Lenders and, in addition, also arrange for one or more Eligible Lenders (including any Lender) to provide all or part of the balance of such Commitment Increase Amount (subject to the Borrower, the Lenders and such Eligible Lender, as the case may be, executing and delivering any documentation reasonably required by the Agent to evidence the agreement of such Eligible Lender to provide all or a part of the balance of such Commitment Increase Amount and subject to the provisions of subsection 2.8.5).

2.8.5

Any request by the Borrower to have the Commitment Increase Amount provided by an Eligible Lender, shall be subject to the following conditions precedent:

a)

the Borrower, the Lenders, the Agent and said Eligible Lender shall have executed and delivered any documentation reasonably required to evidence such increase in the Revolving Commitments hereunder, all in form and substance satisfactory to all parties thereto;

b)

the representations and warranties contained in Article 11 shall be true and correct, and such increase in the Revolving Commitments shall be deemed to constitute a representation and warranty on the date of such increase, that such representations and warranties are true and correct;

c)

no Default or Event of Default shall have occurred and be continuing as of the date of the request of the Borrower to have the Revolving Commitments increased and no Default or Event of Default shall have occurred and be continuing thereafter up to the date of giving effect to the increase in the Revolving Commitments;

d)

the increase in the Revolving Commitments shall not cause any Default or Event of Default and the Borrower shall be in pro forma compliance with the financial covenants and Financial Ratios set out herein including, without limitation, all Financial Ratios set out in Article 13.

2.8.6

Any increase in the Revolving Lenders' Revolving Commitments which is provided by Revolving Lenders is subject to the conditions precedent that:

a)

the representations and warranties contained in Article 11 shall be true and correct, and such increase in the Revolving Commitments shall be deemed to constitute a representation and warranty on the date of such increase, that such representations and warranties are true and correct;

b)

no Default or Event of Default shall have occurred and be continuing as of the date of the request of the Borrower to have the Revolving Commitments increased and no Default or Event of Default shall have occurred and be continuing thereafter up to the date of giving effect to the increase in the Revolving Commitments;

c)

the increase in the Revolving Commitments shall not cause any Default or Event of Default and the Borrower shall be in pro forma compliance with the financial covenants and Financial Ratios set out herein including, without limitation, all Financial Ratios set out in Article 13.

2.8.7

After giving effect to any increase in the Revolving Commitments in accordance with the provisions of this Section 2.8, the Agent shall immediately thereafter effect a redistribution among the Revolving Lenders of the principal amounts outstanding under their respective Loans under the Revolving Facility in a manner so as to restore the Revolving Lenders' respective Pro Rata Share of the Loans given the increase in the Revolving Commitments.

3.

ADVANCES AND OPERATION OF ACCOUNTS

3.1

Purpose of Advances

All Advances by the Revolving Lenders to the Borrower hereunder shall be used by the Borrower exclusively for the purpose of:

3.1.1

concurrently with the first Advance hereunder, refinancing and cancelling the existing operating Debt for Borrowed Money of the Borrower, including but not limited to, the Existing Facility extended pursuant to the Existing Credit Agreement.

3.1.2

financing the working capital requirements of the Borrower in conformity with the provisions of this Agreement; and

3.1.3

overdraft protection, to the extent permitted in this Agreement.

3.2

Drawdown Notices

Subject to and upon compliance with all of the relevant terms and conditions of this Agreement, at any time during the Revolving Period only, upon delivery to the Agent at or before 11:00 a.m., Montréal time, on any Business Day, of an irrevocable notice substantially in the form attached hereto as Schedule 3.2, the Borrower shall have the right to drawdown the whole or any part of the Available Revolving Commitments. Any such notice shall be delivered to the Agent at least two (2) Business Days prior to any Advance requested by way of Banker's Acceptances or Letters of Credit and one (1) Business Day prior to any Advance requested by way of Prime Rate Loans or U.S. Base Rate Loans. Where the Borrower has requested that interest on the whole or any portion thereof be calculated on a Libor Basis, the drawdown notice shall be delivered to the Agent at least three (3) Banking Days prior to any such Advance. Any notice contemplated by this Section, once delivered to the Agent, may not subsequently be revoked or withdrawn by the Borrower. For all purposes of this Agreement, any notice delivered to the Agent after 11:00 a.m., Montréal time, on any Business Day, shall be deemed to have been so delivered on the next following Business Day or Banking Day, as the case may be.

3.3

Notice of each Lender's Pro Rata Share and Selected Amount with Respect to Drawdown Notice

By no later than 3:00 p.m., Montréal time, on the day immediately following the day on which it shall have received a drawdown notice for Advances, the Agent shall deliver a notice to each Revolving Lender notifying it:

3.3.1

of its Pro Rata Share of each of the requested Advances under the Available Revolving Commitments and detailing the requested currencies; and

3.3.2

of the Selected Amount for such Revolving Lender with respect to any portion of any such Advance requested to be outstanding by way of Letters of Credit or Banker's Acceptances or, as the case may be, requested to have interest calculated thereon on a Libor Basis, with respect to each of the said Selected Maturities selected by the Borrower under the terms of the said drawdown notice.

3.4

Available Revolving Commitments

During the Revolving Period only, the Borrower may, subject to and upon compliance with all of the relevant terms and conditions of this Agreement, draw down from time to time the whole or any part of the Available Revolving Commitments, either in Canadian Dollars, in U.S. Dollars or in Euros, by way of Prime Rate Loans, U.S. Base Rate Loans, Libor Loans, BA Loans, LC Loans, U.S. LC Loans or Euro LC Loans.

3.5

Minimum Amounts for Prime Rate and U.S. Base Rate Loans

Any Advance where the Borrower requests that the interest thereon be calculated on a Prime Rate Basis or U.S. Base Rate Basis, as the case may be, shall be in a minimum amount of $1,000,000 Cdn or $1,000,000 U.S., and in multiples of $100,000 Cdn or $100,000 U.S. as the case may be. The minimum amounts contemplated in this Section shall not apply where any such Advance is made in accordance with Section 3.8.

3.6

Revolving Lenders to Make Funds Available

Each of the Revolving Lenders other than the Agent-Lender, by no later than 11:00 a.m., Montréal time, on the date of the requested Advance specified in the relevant drawdown notice, shall deliver to the Agent, at the Agent's Office, by way of wire transfer of funds made in accordance with the instructions of the Agent, an amount, in Canadian Dollars or U.S. Dollars, as the case may be, equal to its Pro Rata Share of the aggregate amount of Advances required to be made on such date under the Revolving Facility, as specified in such drawdown notice, without any deduction for wire transfer charges and other fees.

3.7

Disbursement of Drawdown Notice Funds

On the date of any requested Advance by a Revolving Lender specified in any drawdown notice, subject to the conditions set forth in Article 10, the Agent shall disburse the amount of such requested Advance (or the Net Discounted Proceeds in the case of BA Loans) on behalf of the Revolving Lenders by crediting the Canadian Dollar Account or the U.S. Dollar Account, as the case may be, of the amounts which the Agent shall have previously received from the Revolving Lenders with respect to such Advance and the Agent-Lender shall deposit to said accounts a principal amount equal to its Pro Rata Share of the aggregate amount of the requested Advance under the Revolving Facility. Where the whole or any portion of any such Advance is requested to be made by way of the issuance by the Issuing Lender of one or more Letters of Credit, such Issuing Lender shall disburse such portion of any such Advance by delivering the Letter or Letters of Credit to the Borrower or the Persons designated by the Borrower.

3.8

Advances when the drawing of Cheques results in Overdrafts

Subject to and upon compliance with all of the relevant terms and conditions of this Agreement (including, without limitation, those contemplated in this Article 3 and in Articles 10 and 16), the Borrower shall be deemed to have requested a drawdown of the whole or of any part of the Available Revolving Commitments where, on any Business Day during the Revolving Period only, the drawing of Cheques against its account in Canadian Dollars maintained with the Overdraft Provider at the branch located at 500 St-Jacques Street, Montréal, Québec (the "Canadian Operating Account") or against its account in U.S. Dollars maintained with the Overdraft Provider at the same branch (the "U.S. Operating Account") results in an Overdraft not exceeding at any time the principal amount of $20,000,000 Cdn or the Equivalent in U.S. Dollars.

The Overdraft Provider shall disburse an amount in Canadian Dollars or U.S. Dollars, as the case may be, equal to such Overdraft, rounded up to the nearest $100,000 Canadian Dollars or $100,000 U.S. Dollars (without exceeding $20,000,000 Cdn or the Equivalent in U.S. Dollars), provided that at the time of such disbursement, there are sufficient Available Revolving Commitments to proceed to such disbursement to cover such Overdraft. Any amount to be so disbursed by the Overdraft Provider shall constitute an Advance by way of Prime Rate Loan or U.S. Base Rate Loan, as the case may be, made by the Overdraft Provider, and such Advance shall be made by the close of business on the Business Day immediately following the one during which such Overdraft occurs, but shall be deemed to have been so made effective as of the close of business on the Business Day during which such Overdraft occurs.  No notice shall be required for any such Advance and such Advance may only be made by way of, and remain, Prime Rate Loan or U.S. Base Rate Loan.

3.9

Redistribution among Lenders

Subject to the provisions hereof, the parties hereto do hereby acknowledge that the Advances to be made pursuant to Section 3.8 shall be made by the Overdraft Provider subject to periodic or other Redistribution of the principal amount of the Loan of the Overdraft Provider among the Revolving Lenders (as contemplated in Section 16.2) such that the Loan of each Revolving Lender (including the Overdraft Provider), immediately following such periodic Redistribution, shall be equal to the Pro Rata Share of such Revolving Lender of the Revolving Commitments. The parties hereto agree that in the context of the provisions of Section 3.8, the Overdraft Provider may make Advances in excess of its Available Revolving Commitment and that, notwithstanding anything to the contrary in this Agreement, all Advances by the Overdraft Provider in excess of its Pro Rata Share of the Revolving Commitments shall be deemed for all intents and purposes, Advances made pursuant to this Agreement under the Revolving Facility and shall constitute Obligations hereunder.

3.10

Deposits By or on Behalf of Lenders to Constitute Advances

The Borrower hereby expressly acknowledges and agrees with respect to the Canadian Dollar Account, the U.S. Dollar Account, the Canadian Operating Account and the U.S. Operating Account, that all deposits and credits made into said accounts under the terms hereof by the Agent-Lender, in its personal capacity as a Lender or in its capacity as Agent on behalf of the Lenders, shall constitute prima facie evidence of Advances by the Lenders under the terms hereof.

The Borrower also hereby expressly acknowledges and agrees with respect to the Canadian Operating Account and the U.S. Operating Account, that all deposits and credits made into said accounts under the terms hereof by the Overdraft Provider shall constitute prima facie evidence of Advances by the Overdraft Provider under the Revolving Facility.

3.11

Maintenance of Accounts

The Agent will open and maintain on its books at the Account Branch, for the purpose of this Agreement, for the account of the Borrower, bank accounts for deposits in Canadian Dollars and for deposits in U.S. Dollars, as well as a loan account or ledger for the Borrower evidencing the aggregate of the obligations of the Borrower to the Lenders with respect to the Loans. Such loan ledger shall constitute, in the absence of manifest error, conclusive evidence of the whole and each constituent part of the Loans, the date any Advance is made to the Borrower and the aggregate amounts from time to time paid by the Borrower on account of such Loans in principal, interest, fees and other amounts due hereunder. Any failure by the Agent to record a transaction on the loan ledger in a timely fashion shall not affect or impair the validity of the obligation of the Borrower to repay the Loans by and when herein provided. The Agent shall transmit to the Borrower, promptly after receipt by the Agent of a written request, notice of the aggregate amounts due by the Borrower to the Lenders hereunder.

The obligation of the Borrower to repay the Loans shall be evidenced by this Agreement and by the loan ledger maintained by the Agent, it being the intention of the parties hereto that the obligations of the Borrower with respect to the Loans are to be evidenced only as stated herein and not by separate promissory notes.

3.12

Authority to Debit and Credit

Subject to the provisions of this Agreement, the Borrower does hereby expressly and irrevocably authorize the Agent to effect all the necessary debits, deposits and credits (with respect to the Canadian Dollar Account and the U.S. Dollar Account) and does hereby expressly and irrevocably authorize the Overdraft Provider to effect all the necessary debits, deposits and credits (with respect to the Canadian Operating Account and the U.S. Operating Account) in order to accommodate the Lenders in making Advances and in order to accommodate the Borrower in making payments to the Lenders.

3.13

Operation of Accounts Agreements

With respect to the Canadian Dollar Account and the U.S. Dollar Account, so long as any amount in principal, interest or accessories remains outstanding under the terms of this Agreement, in all operation of accounts agreements entered into at any time and from time to time between the Agent and the Borrower, any reference therein to the Agent as the "Bank" shall mean the Agent as agent for the Lenders under and subject to the terms of this Agreement. Notwithstanding the foregoing:

3.13.1

any charges for the maintenance and operation of such account or accounts shall be payable by the Borrower and shall be for the exclusive benefit of the Agent without any obligation on the part of the Agent to share such payments with the Lenders; and

3.13.2

any interest that may at any time be payable to the Borrower with respect to the deposits made in such accounts, shall be payable exclusively by the Agent without any obligation or liability on the part of any of the Lenders for the payment of such interest.

3.14

Failure by any Lender to Advance

The failure by any Lender to make an Advance in accordance with its obligations hereunder shall not relieve the other Lenders of their several obligations to make an Advance (in accordance with their respective obligations) equal to their respective Pro Rata Share of the aggregate amount of any such Advance requested by the Borrower, nor shall any Lender be responsible for the obligations of any other Lender.

If and to the extent such Lender shall not have made its Pro Rata Share of a Loan available to the Agent, such Lender agrees to pay to the Agent forthwith on demand such Lender's Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable hereunder by the Borrower in respect of such Loan or, in the case of funds made available in anticipation of a Lender remitting the Net Discounted Proceeds of a Banker's Acceptance, at the rate of interest per annum applicable to a Prime Rate Loan) for each day from the date such amount is made available to the Borrower until the date such amount is paid to the Agent; provided however that notwithstanding such obligation, if such Lender fails to so pay, the Borrower covenants and agrees that, without prejudice to any rights the Borrower may have against such Lender, it shall repay such amount to the Agent forthwith after demand therefore by the Agent. The amount payable to the Agent pursuant hereto shall be set forth in a certificate delivered by the Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall be prima facie evidence thereof, in the absence of manifest error. If such Lender makes the payment to the Agent required herein, the amount so paid shall constitute such Lender's Pro Rata Share of the Loan for purposes of this Agreement.

3.15

Loan Limits and Currency Fluctuation

The Borrower shall ensure that the aggregate amount in Canadian Dollars:

(i)

of all the Loans under the Revolving Facility in no circumstances exceeds (taking into account the Equivalent in Canadian Dollars of any Loan outstanding in U.S. Dollars or Euros) the lesser of the Revolving Commitments and the Revolving Borrowing Base (in Canadian Dollars);

(ii)

of all the Loans under any Non-Consenting Lender's Non-Revolving Term Facility in no circumstances exceeds (taking into account the Equivalent in Canadian Dollars of any Loan outstanding in U.S. Dollars or Euros) the Commitment of the Lender providing such Non-Consenting Lender's Non-Revolving Term Facility; and

(iii)

of all the Loans under the Non-Revolving Term Facility in no circumstances exceeds (taking into account the Equivalent in Canadian Dollars of any Loan outstanding in U.S. Dollars or Euros) the Commitments of all Lenders providing the Non-Revolving Term Facility;

and should fluctuations of the Exchange Rate cause any of the excess contemplated in subparagraphs (i), (ii) or (iii) of this Section 3.15, the Borrower shall forthwith repay in full, subject to the provisions of Section 15.4, such excess amount to the Agent.

3.16

Special Guarantees and Payments

The parties hereto acknowledge and agree that on the date of the first Advance hereunder, the letters of credit and letters of guarantee issued under the Existing Facility and more fully described in Schedule 3.16, shall be deemed to form part of the LC Loans, the U.S. LC Loans or the Euro LC Loans under the Revolving Commitments as if issued hereunder by the Issuing Lender and any redistribution among the Revolving Lenders with respect to the LC Fee resulting from the provisions of this Section 3.16 shall be effected by the Agent within a reasonable delay after the date of the first Advance hereunder, it being expressly understood and agreed that any such redistribution shall be made by taking into consideration the distribution of the LC Fee contemplated in Section 6.3 hereunder.

4.

INTEREST AND FEES

4.1

Interest on Prime Rate Basis

The principal amount of the Prime Rate Loan of each Lender which at any time remains outstanding, shall bear interest, computed daily, on the daily balance of the said Loan from the date of its first Advance up to and including the day preceding the day of its repayment in full, at an annual rate applicable for each such day equal to the Prime Rate in effect on such day plus the Relevant Margin applicable on each such day.

4.2

Interest on U.S. Base Rate Basis

The principal amount of the U.S. Base Rate Loan of each Lender which at any time remains outstanding, shall bear interest, computed daily, on the daily balance of the said Loan, from the date of its respective first Advance up to and including the day preceding the day of its repayment in full, at an annual rate applicable for each such day equal to the U.S. Base Rate in effect on such day plus the Relevant Margin applicable on each such day.

4.3

Interest on Libor Basis

The principal amount of the Libor Loan of each Lender which at any time remains outstanding, shall bear interest, computed daily, on the daily balance of the said Loan from each relevant Rollover Date at an annual rate applicable for each such day equal to the Libor of such Lender applicable to each relevant Selected Amount plus the Relevant Margin applicable on each such day and shall be in effect from and including such Rollover Date up to and including the day preceding the next following Rollover Date. Where during any Selected Maturity, the Relevant Margin changes, the interest payable on any relevant Selected Amount shall be changed accordingly as of and from the next following Rollover Date up to and including the date of the next change of the Relevant Margin.

4.4

Establishment of Libor as at 11:00 a.m., London time

The Libor shall be established as at 11:00 a.m., London time, two Banking Days prior to the relevant Rollover Date. Before 11:00 a.m., Montréal time, two Banking Days prior to the said Rollover Date, the Agent shall notify the Borrower and the Lenders what shall be the Libor applicable to each Selected Amount of each such Lender for each applicable Selected Maturity.

4.5

Limits on the Determination of Libor

In connection with the determination of the Libor, the Borrower shall not be entitled:

4.5.1

with respect to any Selected Maturity, to request an Advance which would result in a Selected Amount, for each Lender, which is less than $1,000,000 U.S. and is not a whole multiple of $100,000 U.S.;

4.5.2

to elect a Selected Maturity whose term extends beyond the expiry of the Facility under which the requested Advance is made; or

4.5.3

to elect a Selected Maturity of less than 1 month or more than 6 months.

4.6

Computation of Interest and Stand-By Fee

Under the terms of this Agreement:

4.6.1

interest in respect of the Prime Rate Loans shall be calculated on the basis of a 365-day year for the actual days elapsed;

4.6.2

interest in respect of U.S. Base Rate Loans of any Lender shall be calculated on the basis of (y) a 365-day year for the actual days elapsed during such period if the U.S. Base Rate is calculated using the Agent's U.S. Base Rate, and (z) a 360-day year for the actual days elapsed during such period if the U.S. Base Rate is calculated using the Federal Funds Effective Rate;

4.6.3

interest in respect of Libor Loans shall be calculated on the basis of a 360-day year for the actual days elapsed; and

4.6.4

the Stand-By Fee shall be calculated on the basis of a 365-day year for the actual days elapsed.

4.7

Annual Equivalents

The annual rates of interest to which are equivalent the rates determined in accordance with the provisions of:

4.7.1

subsection 4.6.1 and clause (y) of the subsection 4.6.2 are the following rates: [(Prime Rate or U.S. Base Rate) + Relevant Margin] ´ (number of days in the year) ¸ 365 = % per annum;

4.7.2

clause (z) of subsection 4.6.2 are the following rates: (Federal Funds Effective Rate + Relevant Margin) ´ (number of days in the year) ¸ 360 = % per annum; and

4.7.3

subsection 4.6.3 are the following rates: (Libor + Relevant Margin) ´ (number of days in year) ¸ 360 = % per annum.

4.8

Payment of Interest

The interest payable in accordance with the foregoing provisions and computed as aforesaid on the amount outstanding from time to time shall be payable, in arrears, on the Interest Payment Date, the first such payment of interest becoming due and payable on the first Interest Payment Date following the date the first Advance is made hereunder, with interest on all overdue interest at the rate applicable to the principal during the period in which it remains unpaid, computed daily, compounded monthly on the last Business Day of each month payable.

4.9

Interest on Loans Generally

Where no specific provision for interest on any amount outstanding and payable by the Borrower (other than under LC Loans, U.S. LC Loans, Euro LC Loans and BA Loans) is made in this Agreement, interest thereon shall be computed and be payable on a Prime Rate Basis or a U.S. Base Rate Basis, as the case may be.

4.10

Stand-By Fee

The Borrower shall pay, during the Revolving Period only, to the Agent for the account of each Revolving Lender, a fee in Canadian Dollars calculated on the amount, if any, by which the amount of the outstanding principal of Loans owed to such Revolving Lender for each day is less than such Revolving Lender's Revolving Commitment, computed daily on such amount, multiplied by the Relevant Margin. For the purposes of calculating these fees, the outstanding principal of Loans owed to a Revolving Lender shall be deemed to include its Pro Rata Share of all outstanding and undrawn Letters of Credit issued by the Issuing Lender.

4.11

Payment of Stand-By Fee

The Stand-By Fee shall be payable quarterly, in arrears, on the third Business Day of each fiscal quarter of the Borrower, the first such payment of the Stand-By Fee becoming due and payable on September 28, 2005. Any arrears on the payment of the Stand-By Fee shall bear interest, computed daily, on the daily balance thereof on a Prime Rate Basis, from the date it becomes due up to and including the day preceding the day of the payment in full thereof.

4.12

Agency Fee

The Borrower shall pay to the Agent, for its account exclusively, the fees referred to in the Agency Fee Agreement in the manner determined and set forth therein. Under no circumstances shall such fees be refundable either in whole or in part, even if no Advance is ever made under the terms hereof.

5.

BANKER'S ACCEPTANCES

5.1

Requirements for Banker's Acceptances

Each Banker's Acceptance requested by the Borrower to be accepted by any Lender pursuant to this Agreement:

5.1.1

shall have a Selected Maturity of at least 1, 2, 3 or 6  months, excluding days of grace (as that term is defined in the Bills of Exchange Act (Canada)); and

5.1.2

shall not have a Selected Maturity whose term extends beyond the expiry of the Facility under which the requested Advance is made.

Furthermore, the Borrower shall not be entitled to request an Advance by way of Banker's Acceptance which would result in a Selected Amount, for each Lender, which is less than $1,000,000 Cdn and is not a whole multiple of $100,000 Cdn.

5.2

Stamping Fee

The Borrower shall pay to the Agent, for the account of each Lender who accepts Banker's Acceptances, forthwith upon the issue of each Banker's Acceptance, a stamping fee (the "Stamping Fee") on the nominal amount of each Banker's Acceptance equal to the product resulting from multiplying the said nominal amount by a fraction, the numerator of which shall consist of the product resulting from multiplying the applicable Relevant Margin in effect on the relevant Rollover Date by the number of days in the Selected Maturity selected by the Borrower for such Banker's Acceptance and the denominator of which shall consist of 365.

5.3

Change to the Relevant Margin during Selected Maturity

Where during any Selected Maturity of any Banker's Acceptance, the Relevant Margin changes, any adjustment to the Stamping Fee during such Selected Maturity shall be made accordingly as and from the next following Rollover Date up to and including the date of the next change of Relevant Margin.

5.4

Discount of Banker's Acceptances

Each Lender hereby severally and neither jointly nor solidarily agrees, in accordance with the terms and conditions set forth in this Agreement, to purchase Banker's Acceptances accepted by it on any Rollover Date. Any Banker's Acceptance so purchased by any Lender may be held by it for its own account or sold or traded in the money market, either directly or through securities brokers or dealers or a clearing house within the meaning of the Depository Bills and Notes Act (Canada), in accordance with the arrangements made by such Lender.

5.5

Lenders to Make Net Discounted Proceeds Available to Agent

Each Lender shall make the amount equal to the Net Discounted Proceeds in respect of any Banker's Acceptance discounted by it available to the Agent, for the account of the Borrower, on the relevant Rollover Date, in funds immediately available to the Agent. The Net Discounted Proceeds shall be made available to the Borrower by the Agent in the same manner as that set forth in Section 3.6.

5.6

The Agent to Advise Lenders of Particulars Relating to Banker's Acceptances

The Agent shall (i) advise each Lender of the aggregate nominal amount of the Banker's Acceptances to be accepted by it, and (ii) advise each Lender of the applicable Selected Maturity for each of the Banker's Acceptances to be accepted by it. The Agent shall notify the Borrower and each Lender, on any Rollover Date of the applicable Discount Rate, Stamping Fee and Net Discounted Proceeds for such Banker's Acceptances.

5.7

Pro Rata Share of each Lender of Banker's Acceptances

The aggregate nominal amount of Banker's Acceptances to be accepted by a Lender shall be equal to the Pro Rata Share of such Lender of the aggregate nominal amount of Banker's Acceptances requested by the Borrower pursuant to the Commitments except that, if the nominal amount of a Banker's Acceptance would not be a whole multiple of $100,000 Cdn, such nominal amount shall be increased or reduced by the Agent in its sole discretion to the nearest whole multiple of $100,000 Cdn.

5.8

Maturity Date of Banker's Acceptances

Within the delays stipulated in the relevant provisions hereof, prior to or on the maturity date of each Banker's Acceptance, the Borrower shall either issue a conversion notice as contemplated in Section 7.1 or by no later than 11:00 a.m., Montréal time, on the maturity date of the Banker's Acceptances then outstanding and about to mature, deposit into the Canadian Dollar Account, an amount equal to the nominal amount of such Banker's Acceptances.

5.9

Deemed Conversion on Maturity Date

In the event the Borrower does not deliver to the Agent any conversion notice or make a deposit as contemplated in Section 5.8, or, in the event the Borrower does deliver any such notice, but at any relevant Conversion Date, there exists a Default or an Event of Default, then the Borrower shall be deemed to have issued a conversion notice requesting that the portion of the BA Loan of each Lender outstanding by way of Banker's Acceptances about to mature be converted into Prime Rate Loans.

5.10

Lenders to sign Banker's Acceptances on behalf of Borrower

In order to facilitate Advances, conversions and continuations with respect to the BA Loans, the Borrower hereby authorizes each of the Lenders to sign, endorse and complete Banker's Acceptances on its behalf in handwritten or by facsimile or mechanical signature or otherwise and, once so signed, endorsed and completed, to purchase, discount, negotiate same or deposit them in a clearing house as contemplated in the Depository Bills and Notes Act (Canada), the whole as and when deemed necessary by any such Lender for all purposes of this Article. In this regard, the parties hereto do hereby agree as follows:

5.10.1

all Banker's Acceptances so signed, endorsed and completed on behalf of the Borrower by any Lender shall bind the Borrower as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of the Borrower;

5.10.2

neither the Agent nor the Lenders nor any of their respective directors, officers, employees or representatives shall be liable for any action taken or omitted to be taken by it or them under this Article, except for its or their own intentional or gross fault;

5.10.3

the Borrower shall pay upon demand to each Lender, the nominal amount of any form of Banker's Acceptance, which on its face appears or purports to have been issued by the Borrower, was circulated fraudulently or without authority by any Person and which was subsequently presented to such Lender for payment and paid by such Lender and shall indemnify and hold harmless such Lender from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on or incurred by or asserted against such Lender in any way relating to, arising out of or resulting from the fraudulent, unauthorized or illegal issuance or use of such Bankers' Acceptance, it being understood that the Borrower shall have no obligation or liability under this subsection when any such event shall have occurred as a result of such Lender's intentional or gross fault or that of its directors, officers, employees or representatives. Following any such payment by such Borrower, any amount recovered by such Lender from a third party in connection with such Banker's Acceptance shall be remitted to the Borrower by such Lender forthwith after deducting therefrom any amounts (including the reasonable costs and expenses incurred by such Lender in connection with such recovery) not otherwise paid by such Borrower; and

5.10.4

upon the request of the Borrower, any Lender shall cancel all of the forms of Banker's Acceptances of such Lender which shall have been signed, endorsed and completed by such Lender on behalf of the Borrower as hereinabove contemplated in this Section and which shall not as yet have been issued in accordance with such instructions of the Borrower, provided that under such circumstances, such Lender shall have no liability for failing to make any further requested Advance, conversion or continuation by way of Banker's Acceptances.

5.11

Waiver

The Borrower shall not claim from any Lender any days of grace for the payment at maturity of any Banker's Acceptance presented to and accepted by such Lender pursuant to this Agreement. Furthermore, the Borrower hereby waives any defence to payment which might otherwise exist if for any reason a Banker's Acceptance shall be held by any Lender in its own right at the maturity thereof.

5.12

Obligations Absolute

The obligations of the Borrower with respect to Banker's Acceptances under this Article shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances:

5.12.1

any lack of validity or enforceability of any draft accepted by any Lender as a Banker's Acceptance, except where such lack of validity or enforceability shall have resulted from such Lender's intentional or gross fault or that of its directors, officers, employees or representatives; or

5.12.2

the existence of any defence, right of action, right of compensation or set-off or claim of any nature whatsoever which the Borrower may at any time have or have had against the holder of a Banker's Acceptance, the Lender that accepted such Banker's Acceptance or any other Person, whether in connection with this Agreement or otherwise.

5.13

Special Provisions with respect to Non-BA Lenders

The provisions of this Article shall apply to any Non-BA Lender, save and except that such Non-BA Lender shall perform its obligations under this Article not by the acceptance of bills of exchange or, as the case may be, depository bills, as such expression is defined in the Depository Bills and Notes Act (Canada), but rather, shall make direct Advances to the Borrower equal to its Pro Rata Share of any Advance that, pursuant to a drawdown notice or a conversion notice, the Borrower may request to be or become outstanding by way of Banker's Acceptances pursuant to the Commitments. The principal amount of the indebtedness of the Borrower towards such Non-BA Lender with respect to any Advance made by such Non-BA Lender under this Section, shall be equal to the nominal amount of any BA Equivalent Note issued by the Borrower in order to evidence such Advance. In order to provide such Non-BA Lender with comparable benefits to those enjoyed by the other Lenders under this Article, in connection with each BA Equivalent Note issued by the Borrower to such Non-BA Lender, such Non-BA Lender shall make available to the Borrower an amount equal to the difference between the Discounted Proceeds (using the Discount Rate as established pursuant to clause (iii) of the definition of "Discount Rate" in subsection  1.1.52) and the applicable Stamping Fee in effect on the relevant Rollover Date.

Save as otherwise expressly altered by this Section, the remaining provisions of this Agreement pertaining to Banker's Acceptances shall apply in all respects to such BA Equivalent Notes and such Non-BA Lender mutatis mutandis.

6.

LETTERS OF CREDIT

6.1

Issuance of Letters of Credit

Any request for an Advance, a conversion or a continuation, as the case may be, requiring the issuance of a Letter of Credit, shall be given to the Issuing Lender and the Agent. Each Letter of Credit shall be issued by the Issuing Lender as fronting bank on behalf of the Revolving Lenders or of any Lender under the Non-Consenting Lender's Non-Revolving Term Facility which participates in such Letter of Credit as provided for in subsection 6.2.2. The Issuing Lender by no later than 11:00 a.m., Montréal time, on the date of such requested Advance, conversion or continuation, as the case may be, shall deliver to the Borrower the requested Letter of Credit duly executed by the Issuing Lender . The parties hereto do hereby expressly acknowledge and agree that the Borrower shall only have the right to request that issuance of any such Letter of Credit be made by the Issuing Lender only, provided, however, that any such Advance by way of the issuance of any such Letter of Credit may only be requested during the Revolving Period and may only be allocated among the Revolving Lenders and the Lenders under a Non-Consenting Lender's Non-Revolving Term Facility which participate in such Letter of Credit as provided for in subsection 6.2.2, on the basis of their respective Pro Rata Share of such Advance.

6.2

Limits of Letters of Credit

6.2.1

Nothing contained in this Agreement shall be construed or interpreted so as to oblige the Issuing Lender to issue and have outstanding:

6.2.1.1

any Letter of Credit expiring more than 12 months from the date of its issuance or renewal, as the case may be;

6.2.1.2

any Letter of Credit in any currency other than in Canadian Dollars, U.S. Dollars or Euros; and

6.2.1.3

Letters of Credit under which the aggregate maximum liability of the Issuing Lender, expressed in the Equivalent of Canadian Dollars, exceeds $60,000,000 Cdn.

6.2.2

Nothing contained in this Agreement shall be construed or interpreted so as to oblige any Lender under a Non-Consenting Lender's Non-Revolving Term Facility to participate in any Letter of Credit other than

6.2.2.1

a Letter of Credit issued during the Revolving Period, at a time when such Lender was a Revolving Lender, and remaining outstanding after conversion of such Lender's Commitment from the Revolving Facility into a Non-Consenting Lender's Non-Revolving Term Facility;

6.2.2.2

a Letter of Credit issued during the Revolving Period, at a time when such Lender was a Revolving Lender, and subsequently renewed by the Issuing Lender for a period expiring on or before the date at which all the Loans under such Non-Consenting Lender's Non-Revolving Term Facility must be repaid in accordance with this Agreement.

6.3

LC Fee

The Borrower shall pay to the Issuing Lender, forthwith upon the issue, renewal or amendment of each Letter of Credit, the following fees (collectively the "LC Fee"):

6.3.1

with respect to each Letter of Credit which is not a documentary letter of credit (subject to a minimum of $100.00 Cdn per such Letter of Credit denominated in Canadian Dollars or Euros and a minimum of $100.00 U.S. per such Letter of Credit denominated in U.S. Dollars), a fee in Canadian Dollars, for Letters of Credit outstanding in Canadian Dollars, a fee in U.S. Dollars for Letters of Credit outstanding in U.S. Dollars and a fee in the Equivalent in Canadian Dollars of such fee calculated in Euros for Letters of Credit outstanding in Euros, on an amount equal to the maximum liability of the Issuing Lender under such Letter of Credit, equal to the product resulting from multiplying the said amount by a fraction, the numerator of which shall consist of the product resulting from multiplying the Relevant Margin then applicable by the number of days in the Selected Maturity selected by the Borrower for such Letter of Credit and the denominator of which shall consist of 365;

6.3.2

with respect to each Letter of Credit which is a documentary letter of credit, a fee in accordance with the fee schedule of the Issuing Lender in force from time to time with respect to the issuance, renewal, amendment or cancellation of such Letters of Credit.

In the event the Borrower fails to pay to the Issuing Lender the fee with respect to the Letters of Credit referred to in subsection 6.3.1 or fails to agree to and pay the fee with respect to the Letters of Credit referred to in subsection 6.3.2, as and when herein provided, the Issuing Lender shall not deliver the Letter of Credit which the Borrower wishes to have issued, renewed or amended, as the case may be, and shall cancel same.

6.4

Distribution of LC Fee

Notwithstanding any provision to the contrary herein contained, upon receipt of any LC Fee, the Issuing Lender shall forthwith distribute same among the Revolving Lenders and the Lenders under any Non-Consenting Lender's Non-Revolving Term Facility which participate in the Letter of Credit giving rise to such LC Fee, as provided in subsection 6.2.2, as follows:

6.4.1

the Issuing Lender shall keep for its own account and exclusive benefit, as fronting bank fee, an amount equal to […]of the fees calculated as provided in subsection 6.3.1; and

6.4.2

the balance of such LC Fee shall be paid over to all the Lenders participating in the relevant Letter of Credit (including the Issuing Lender ) on the basis of their respective Pro Rata Share.

The LC Fee (less the amount of the fronting bank fee, as calculated above) shall be for the account of the Lenders participating in the relevant Letter of Credit, the Issuing Lender to distribute, through the Agent, to such Lenders their Pro Rata Share of such amount. The fronting bank fee shall be for the sole account of the Issuing Lender.

6.5

Advances on Payment of Letters of Credit

The aggregate principal amount or amounts of monies paid by the Issuing Lender at any time and from time to time under any of the Letters of Credit denominated in Canadian Dollars, U.S. Dollars or Euros, as the case may be, shall constitute an Advance under the Commitments which include such Letters of Credit and shall form part of the Prime Rate Loans where payment is made under a Letter Credit denominated in Canadian Dollars or under a Letter of Credit denominated in Euros (after in the latter case, conversion of Euros into Canadian Dollars in accordance with this Agreement) or of the U.S. Base Rate Loans where payment is made under a Letter of Credit denominated in U.S. Dollars, of all the Lenders whose Commitments include a portion of such Letter of Credit, on the basis of their respective Pro Rata Share, and such payments by the Issuing Lender shall be considered as a conversion of the whole or a part, as the case may be, of the LC Loans, the U.S. LC Loans or the Euro LC Loans into the Prime Rate Loans (in the case of LC Loans and Euro LC Loans) or the U.S. Base Rate Loans (in the case of U.S. LC Loans) of each such Lender.

Any portion of LC Loans, U.S. LC Loans or Euro LC Loans outstanding and forming part of a Revolving Lender's Revolving Commitment at the date where this Revolving Lender's Revolving Facility is converted into a Non-Consenting Lender's Non-Revolving Term Facility pursuant to subsection 2.4.3, shall remain part of the Commitment of such Lender under the Non-Consenting Lender's Non-Revolving Term Facility notwithstanding any conversion of its Revolving Facility, in the same proportion as established immediately prior to said conversion, subject to subsection 2.6.3.

Any portion of LC Loans, U.S. LC Loans or Euro LC Loans outstanding and forming part of a Revolving Lender's Revolving Commitment at the date where this Revolving Lender's Revolving Facility is converted into the Non-Revolving Term Facility pursuant to Section 2.5, shall remain part of the Commitment of such Lender under the Non-Revolving Term Facility notwithstanding any conversion of its Revolving Facility, in the same proportion as established immediately prior to said conversion, subject to subsection 2.5.3.

6.6

Lenders' Guarantee of the Issuing Lender

The Lenders whose Commitment includes a portion of the LC Loans, U.S. LC Loans or Euro LC Loans, other than the Issuing Lender, do hereby unconditionally and irrevocably guarantee to and in favour of the Issuing Lender, up to their respective Pro Rata Share, the payment of any amount the Issuing Lender is required to pay under any Letter of Credit issued as a Loan which may be outstanding, such Lenders hereby renouncing to all benefits of discussion. Such Lenders hereby covenant to pay to the Issuing Lender such Pro Rata Share, in the same currency as that in which any Letter of Credit issued as a Loan is denominated (to the exception of Letters of Credit denominated in Euros, for which payment of a Lender's Pro Rata Share shall be made in an amount equal to its Pro Rata Share of the Equivalent in Canadian Dollars of the principal amount of the Letters of Credit denominated in Euros paid by the Issuing Lenders), by the close of business on the day of any request to that effect by the Issuing Lender following any payment made by the Issuing Lender under any such Letter of Credit. Any arrears on the payment of any such Pro Rata Share shall bear interest on a Prime Rate Basis, in the case of LC Loans or Euro LC Loans (and in the latter case, based on the Equivalent in Canadian Dollars of the principal amount of the unpaid portion of the Pro Rata Share of such Lender of any Euro LC Loan) or a U.S. Base Rate Basis, in the case of U.S. LC Loans.

6.7

Obligations Absolute

The obligations of the Borrower with respect to Letters of Credit under this Article shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances:

6.7.1

any lack of validity or enforceability of any draft or other document presented in connection with any payment requested under any Letter of Credit, except where such lack of validity or enforceability shall have resulted from the intentional or gross fault of the Issuing Lender or that of its directors, officers, employees or representatives; or

6.7.2

the existence of any defence, right of action, right of compensation or set-off or claim of any nature whatsoever which the Borrower may at any time have or have had against the beneficiary of a Letter of Credit, the Issuing Lender, the Agent or a Lender or any other Person, whether in connection with this Agreement or otherwise.

7.

CONVERSIONS AND CONTINUATIONS

7.1

Conversion Notice

Provided that no Default or Event of Default exists on any relevant Conversion Date, the Borrower may request that the whole or any part of the principal amount of the Loans be converted into any other type of Loans or continued, as the case may be (to the exception of issuance and/or renewal of Letters of Credit under the Non-Revolving Term Facility), by delivering to the Agent a written notice substantially in the form attached hereto as Schedule 7.1 within the same delays as those prescribed for the delivery of drawdown notices.

Notwithstanding the foregoing, any part of the principal amount of a Loan which is outstanding under both the Revolving Facility and a Non-Consenting Lender's Non-Revolving Term Facility or under the Non-Revolving Term Facility solely, may only be converted, subject to the other provisions hereof, into Prime Rate Loans, U.S. Base Rate Loans, BA Loans or Libor Loans.

7.2

Notice of each Lender's Pro Rata Share and Selected Amount with Respect to Conversion Notices

By no later than 3:00 p.m., Montréal time, on the day immediately following the day on which it shall have received a conversion notice, the Agent shall deliver a notice to each  Lender regarding each of the Loans with respect to which such conversion notice requests any conversion or continuation, as the case may be, notifying such Lender:

7.2.1

of the type(s) and amount(s) of Loan to be converted or continued;

7.2.2

of its  Pro Rata Share of each of the Loans to be converted or continued and detailing the currencies thereof; and

7.2.3

of the Selected Amount for such Lender with respect to any portion of any such  Loan requested to be outstanding by way of Letters of Credit or Banker's Acceptances or, as the case may be, requested to have interest calculated thereon on a Libor Basis, with respect to each of the Selected Maturities selected by the Borrower under the terms of the said conversion notice.

7.3

Conversion and Continuation

On the relevant Conversion Date, the Borrower shall repay the relevant Loan being requested to be converted or continued, as the case may be, and the Borrower shall be deemed to have requested that an Advance be made by the Lenders on such date, concurrently with any such repayment, by way of a Loan of the type permitted hereunder and into which or as which, as the case may be, the aforesaid relevant Loan is requested to be converted or continued, as the case may be. The provisions of this Agreement relating to Advances shall apply, mutatis mutandis, to any such Advances requested by way of conversion or continuation, as the case may be, provided however that, in any such case, (i) the conversion notice shall be deemed to be a drawdown notice, and (ii) in order to create sufficient availability under the relevant Available Commitment or Available Revolving Commitment, the aforesaid repayment by the Borrower shall be deemed to have been made immediately prior to the aforesaid Advance.

7.4

No Revocation or Withdrawal of Notices

Any notice under this Article, once delivered, may not subsequently be revoked or withdrawn by the Borrower.

7.5

Special Requirements for Conversions or Continuations

Where under the provisions of this Agreement a conversion or continuation pertains to a conversion or continuation of the whole or any part of the BA Loans, LC Loans, U.S. LC Loans or Euro LC Loans, the Conversion Date must be a Rollover Date and a Business Day and where it pertains to a conversion or continuation of the whole or any part of the Libor Loans, the Conversion Date must be a Rollover Date and a Banking Day.

7.6

Deemed Conversion of Libor Loans upon Maturity

Whenever the Borrower has failed to deliver a conversion notice to the Agent within the delays herein stipulated with respect to any portion of the Libor Loans then outstanding and about to mature, or alternatively, whenever after having delivered such notice within such delays, a Default or an Event of Default exists on the relevant Conversion Date, the Borrower shall be deemed to have elected to have interest on the affected Selected Amount or Selected Amounts calculated on the applicable U.S. Base Rate Basis.

8.

REDUCTIONS TO THE COMMITMENTS AND PAYMENTS, REPAYMENTS AND PREPAYMENTS OF THE LOANS

8.1

Repayment of Entire Loans

The Borrower hereby binds and obliges itself to repay the entire principal amount of the Loan of each Lender under the Non-Revolving Term Facility or the Non-Consenting Lender's Non-Revolving Term Facility, plus any other amounts then outstanding in interest, fees and accessories and interest on arrears of interest, fees and accessories, in all cases relating to the Loan of such Lender in accordance with Sections 2.5 and 2.6 respectively.

8.2

Compulsory Repayment of Part of Loans

The Borrower shall ensure that the aggregate amount in Canadian Dollars of all the Loans under the Facilities in no circumstances exceeds (taking into account the Equivalent in Canadian Dollars of any Loan outstanding in U.S. Dollars or Euros) the lesser of the Commitments and the Borrowing Base (in Canadian Dollars); should fluctuations of the Borrowing Base cause any such excess

(i)

when the Revolving Period is in effect, the Borrower shall forthwith repay in full, subject to the provisions of Section 15.4, such excess amount to the Agent, it being understood that such amount shall be used first to repay the Loans outstanding under the Revolving Commitments and thereafter, to the extent necessary, to repay the Loans (and reduce accordingly the Commitments) outstanding under any Non-Consenting Lender's Non-Revolving Term Facility in effect; and

(ii)

when there is no Revolving Period in effect, the Borrower shall forthwith repay in full, subject to the provisions of Section 15.4, such excess amount to the Agent, it being understood that such amount shall be used to repay the Loans (and reduce accordingly the Commitments) under the Non-Revolving Term Facility and any Non-Consenting Lender's Non-Revolving Term Facility, on a pro rata basis.

Where the sum of the relevant Prime Rate Loans and U.S. Base Rate Loans is less than the amount of the repayments required to be made under this Section, subject to the provisions of Section 15.4 with respect to losses, the Borrower shall repay such portion of the BA Loans or Libor Loans prior to a Rollover Date as will permit it to make the repayments hereunder and the parties hereto do hereby acknowledge and agree that the amount so repaid, (i) no longer forms part of the patrimony of the Borrower (ii) shall be held by the Agent, with interest thereon at a rate equivalent to the overnight bank rate of the Agent, for the sole account and benefit of the relevant Lenders and (iii) shall be applied to Banker's Acceptances when they mature and to the repayment of Libor Loans.

8.3

Voluntary Repayment of Loans

The Borrower, without penalty or premium, but subject to the provisions of subsection 15.4.3 with respect to losses in the case of Libor Loans, may voluntarily repay, on any Business Day, the whole or a part of the Prime Rate Loans, U.S. Base Rate Loans, BA Loans, Libor Loans, LC Loans, U.S. LC Loans and Euro LC Loans outstanding under the Revolving Facility or the Non-Revolving Term Facility, but in no cases shall the Borrower have the right to prepay any Loans outstanding under a Non-Consenting Lender's Non-Revolving Term Facility if no proportionate prepayment is made under the Revolving Facility or the Non-Revolving Term Facility (with a corresponding reduction of the Revolving Commitments or Commitments under the Non-Revolving Term Facility, as the case may be), provided however that (i) with respect to BA Loans, no such repayment and/or prepayment is permitted to be made on any day other than a Rollover Date, save as expressly provided for in this Agreement and (ii) except as regards any Advance made pursuant to Section 3.8, the Borrower shall have given two (2) Business Days prior written notice to the Agent of any such repayment and/or prepayment, substantially in the form attached hereto as Schedule 8.3.

Unless the Borrower informs the Agent that a particular voluntary repayment and/or prepayment under this Section is intended to be applied against the Libor Loans, LC Loans, U.S. LC Loans or Euro LC Loans, the Agent shall apply any voluntary repayment firstly in reduction of the Prime Rate Loans and/or U.S. Base Rate Loans and then in reduction of the relevant Libor Loans, LC Loans, U.S. LC Loans and/or Euro LC Loans as it considers appropriate, but such imputation to be made in the case of the Agent, in accordance with the instructions of the Majority Lenders.

There shall be no prepayment of Loans outstanding under the Non-Revolving Term Facility if no proportionate prepayment is made under all Non-Consenting Lender's Non-Revolving Term Facilities.

8.4

Reduction

The Borrower may, at any time, upon three (3) Business Days prior written notice to the Agent, request a permanent reduction of the Commitment, provided any such reduction is in an amount of not less than $5,000,000 Canadian Dollars or the Equivalent in Canadian Dollars and provided furthermore, if such reduction requires repayment or prepayment of Loans, that such repayments or prepayments be made subject to the provisions of Section 15.4. Any such reduction shall be allocated among the Lenders in proportion to the respective Commitment of each Lender at the time of reduction and shall be accompanied, where such reduction is required, by a payment of Loans outstanding under the Revolving Facility, the Non-Revolving Term Facility and the Non-Consenting Lender's Non-Revolving Term Facilities in proportion of the respective Commitments of each Lender at the time of such reduction.

8.5

Currency of Payments

All payments and repayments:

8.5.1

of principal under any of the Loans or any part thereof shall be made in the same currency in which such Loans or such part thereof are outstanding;

8.5.2

of interest, shall be made in the same currency as the outstanding principal amount to which it relates;

8.5.3

of the Stamping Fee and the Stand-By Fee shall be made in Canadian Dollars only;

8.5.4

of the LC Fee shall be made in the same currency as that in which the Letter of Credit to which it relates is outstanding;

8.5.5

of amounts referred to in Section 15.4 with respect to losses shall be made in the same currency (Canadian Dollars or U.S. Dollars, as the case may be) as the losses incurred by the Lenders or the Agent, as the case may be; and

it being understood that, notwithstanding subsections 8.5.1, 8.5.4 and 8.5.5 above, payment of principal under any Euro LC Loans shall be made in the Equivalent in Canadian Dollars, payment of LC Fee in relation to Letters of Credit denominated in Euros shall be made in Canadian Dollars as determined in Section 6.3 hereof and that payment with respect to losses incurred in relation with any Letters of Credit denominated in Euros shall be made in the Equivalent in Canadian Dollars of such losses determined in Euros.

8.6

Proceeds resulting from repayment of LC Loans, U.S. LC Loans or Euro LC Loans

Where under the terms of this Agreement the Borrower repays any part of the LC Loans, U.S. LC Loans or Euro LC Loans on any day other than a relevant Rollover Date, with respect to the amount so repaid, the parties hereto do hereby acknowledge and agree that the amount so repaid, (i) no longer forms part of the patrimony of the Borrower, (ii) shall be held by the Agent, with interest thereon at a rate equivalent to the overnight bank rate of the Agent, for the sole account and benefit of the Lenders whose Commitments include a portion of said LC Loan or U.S. LC Loan so repaid, and (iii) upon the request for payment made to the Issuing Lender under the terms of any Letter of Credit forming part of the LC Loans, the U.S. LC Loans or the Euro LC Loans, as the case may be, so repaid, the Agent shall make available to the Issuing Lender, from the amount (excluding interest) so held by the Agent under the provisions of this Section, an amount equal to the lesser of (i) the amount (excluding interest) so held by the Agent and (ii) the amount equal to the payment to be made by the Issuing Lender under such Letters of Credit. Where no such request for payment is made to the Issuing Lender at any date upon which such request may be made in accordance with the provisions of the relevant Letter of Credit, the Agent shall then credit the Canadian Dollar Account or the U.S. Dollar Account, as the case may be, of an amount equal to the portion of the amounts (excluding interest) so held by it under the provisions of this Section or, when the Majority Lenders have exercised their rights under Section 14.2, the Agent shall use the amounts so held by it under this Section in conformity with the provisions of Section 14.3. It is hereby understood that any repayment of any part of Euro LC Loans by the Borrower made under this Section 8.6 shall be made in the Equivalent in Canadian Dollars of the portion or all of the principal amount of such Letter of Credit denominated in Euros subject to such repayment.

8.7

Payments

All payments, repayments or prepayments of principal of and interest on the Loans, and of fees and other amounts due and to become due hereunder by the Borrower (with the exception of payment, repayment or prepayments of principal of and interest on Advances made by the Overdraft Provider pursuant to Section 3.8 which have not been redistributed in accordance with Section 16.3) must be effected by direct payments to the Agent at the Agent's Office only. Upon receipt of any such payments or repayments, the Agent shall forthwith distribute same to each of the Lenders in such manner so as to give effect to this Agreement. If for whatever reason any such payments or repayments are made directly to any Lender, such Lender shall promptly deliver any amounts received to the Agent at the Agent's Office for distribution. The receipt by the Agent of the amounts paid by the Borrower under the terms hereof shall be deemed to constitute the receipt of such amount by the Lenders.

All payments, repayments and prepayments of principal and interest on Advances made by the Overdraft Provider pursuant to Section 3.8, until the date at which such Advances shall have been redistributed in accordance with Section 16.3, shall be effected by direct payments to the Overdraft Provider by deposit into the Canadian Operating Account or the U.S. Operating Account, as the case may be.

8.8

Payment on Business Day and by 3:00 p.m., Montréal Time

Whenever any payment, repayment or prepayment falls due on a day which is not a Business Day, such payment, repayment or prepayment shall be made on the next following Business Day. Furthermore, any amounts received after 3:00 p.m., Montréal time, on any Business Day shall be applied to the appropriate payment, repayment or prepayment which was required to be made on such Business Day, on the next following Business Day. Until so applied, interest shall continue to accrue as provided in this Agreement on the amount of such payment, repayment or prepayment.

8.9

Payment by Agent at the respective Branches of Account of the Lenders

All payments required to be made by the Agent to any of the Lenders shall be made at such office or branch of such Lender as such Lender may specify from time to time.

8.10

Compensation

Where under the terms hereof, the Borrower shall pay any amount to the Agent, for the account of the Lenders, and, on the same date, the Agent, for and on behalf of the Lenders, shall pay any amount to the Borrower, in the same currency in which the aforesaid payment by Borrower shall be made, then, in any such case, in order to facilitate the said payments, the Agent may effect compensation between such payments.

8.11

Taxes

All payments by the Borrower of principal of, and interest on, the Loans and all other amounts payable hereunder shall be made free and clear of and without deduction for any present or future excise, stamp or similar taxes, fees, duties, levies, imposts, charges, deductions, withholdings or other charges of any nature whatsoever imposed by any taxing authority, but excluding (i) franchise taxes, (ii) any taxes that would not be imposed but for a connection between a Lender or the Agent and the jurisdiction imposing such taxes (other than a connection arising solely by virtue of the activities of such Lender or the Agent pursuant to or in respect of this Agreement or any Security Document or other document ancillary hereto), (iii) any taxes imposed on or measured by any Lender's assets, net income, receipts or branch profits, and (iv) any taxes arising after the date hereof solely as a result of or attributable to a Lender changing its designated lending office after the date such Lender becomes a party hereto (the non-excluded items are hereinafter collectively referred to as the "Taxes"). In the event that any withholding or deduction from any payment to be made by the Borrower hereunder is required in respect of any Taxes pursuant to any applicable Law, rule or regulation, then the Borrower will pay to the Agent, for the account of each Lender, such additional amount or amounts as is necessary to ensure that the net amount actually received by each affected Lender will equal the full amount such Lender would have received had no such withholding or deduction been required and the Borrower shall indemnify the Lenders from any incremental Taxes, interest or penalties that may become payable by any Lender as a result of said Taxes.

9.

SECURITY

9.1

Security

As a general and continuing collateral security for the performance by the Borrower of (i) all its obligations, present and future, direct and indirect, absolute and contingent, presently owing and due and hereafter to become owing and due to the Lenders by the Borrower under the terms and conditions of this Agreement including, without limitation, the obligation of the Borrower to repay the Loans, and (ii) the Rate Hedging Obligations of the Borrower to a Lender (collectively the "Obligations"), the Borrower shall, in form and substance satisfactory to the Lenders:

9.1.1

execute and deliver to the Agent a deed of hypothec in favour of the Trustee, pursuant to the terms of which there shall be created on the Operating Assets of the Borrower, for an amount of $300,000,000 Cdn, a first ranking hypothec, subject only to Permitted Encumbrances;

9.1.2

issue under the terms of the Borrower Deed of Hypothec, in the name of The Toronto-Dominion Bank, one 25% demand bond of an aggregate principal amount of $300,000,000 Cdn;

9.1.3

pledge in favour of the Lenders, the Borrower Bond, by delivering same to the Agent who shall hold the Borrower Bond for the benefit and on behalf of the Lenders;

9.1.4

execute and deliver to the Agent, acting on behalf of and representing the Lenders, a pledge agreement setting forth the terms and modalities of the pledge of the Borrower Bond referred to in subsection 9.1.3;

9.1.5

execute and deliver documents pursuant to the terms of which the Borrower shall assign its inventory in favour of such of the Lenders as are banks under the Bank Act (Canada), free from any Liens, subject only to Permitted Encumbrances, the whole under the provisions of Section 427 of the Bank Act (Canada);

9.1.6

execute and deliver to the Agent general security agreements necessary in order to create, in favour of the Trustee or the Agent, a first ranking security interest on the Operating Assets of the Borrower, subject only to Permitted Encumbrances;

9.1.7

deliver to the Agent endorsements under all insurance policies of the Borrower covering the Operating Assets, designating the Trustee, the Lenders and the Agent, jointly, as loss payees under such insurance policies, as their respective interests may appear. Furthermore, such endorsements shall include mortgagee clauses under terms and conditions acceptable to the Agent.

9.2

The Liens created under the Security Documents to rank Pari Passu

The Lenders hereby specifically acknowledge, declare and agree that, except as otherwise expressly provided for herein, and notwithstanding any other provision to the contrary contained, at any time and from time to time, in the Security Documents, all Rights, Recourses and Remedies which now are or may at any time hereafter be granted to the Lenders, directly or indirectly under the terms of any applicable Law or of the Security Documents and all Liens which now or may, at any time hereafter, secure the payment of the Obligations, shall rank pari passu for the benefit of all of the Lenders in accordance with their respective Pro Rata Share notwithstanding any priorities that might otherwise be established by Law resulting from the nature of the Liens which now are or may, at any time hereafter, be created under any of the Security Documents or the date or time of execution, issue, delivery, registration, filing, notification, publication or perfection of any deed, instrument, act, application for registration, notice or financing statement.

10.

CONDITIONS PRECEDENT

10.1

Conditions Relating to First Advance

No Advance shall be made by the Lenders pursuant to the Commitments until:

10.1.1

the Borrower shall have executed and delivered this Agreement and all the Security Documents which shall have been duly registered or filed wheresoever required by Law, to the Agent's satisfaction;

10.1.2

the Agent shall have received the satisfactory opinions of McCarthy Tétrault LLP and Fraser Milner Casgrain LLP, as counsels to the Borrower in the Provinces of Québec and Ontario, addressed to the Lenders, the Agent and the Special Counsel and dated the date of the first Advance hereunder, covering such matters incident to the transactions contemplated hereby as the Agent, acting in accordance with the instructions of the Majority Lenders, may reasonably request, including without limitation, opinions confirming that the “Legal Actions” (as defined in the Indemnity Agreement) constitute “Claims” (as defined in the Indemnity Agreement) in respect of which (i) no Indemnity Notice (as defined in Section 3(1) of the Indemnity Agreement) was and/or is required under the Indemnity Agreement, (ii) no dispute notice under Section 3(3) of the Indemnity Agreement may be given and (iii) the 15-year limitation period provided for in Sections 5.1 and 5.2 of the Indemnity Agreement in connection with the receipt of an Indemnity Notice does not apply;

10.1.3

the Agent shall have received the satisfactory opinion of the Special Counsel addressed to the Lenders and the Agent and dated the date of the first Advance hereunder, covering such matters incident to the transactions contemplated hereby as the Agent, acting in accordance with the instructions of the Majority Lenders, may reasonably request;

10.1.4

the Agent shall have received satisfactory evidence that the Borrower has entirely repaid (or shall repay concurrently with the first Advance hereunder) all of its existing operating Debt for Borrowed Money, including the Existing Facility, and has obtained or shall obtain concurrently with the first Advance hereunder the cancellation of all commitments relating thereto;

10.1.5

the Agent shall have received (or shall receive concurrently with the first Advance hereunder) general releases and discharges with respect to all amounts owing to each lender under the Existing Facility hereinabove contemplated in subsection 10.1.4, and unconditional undertakings to release and discharge all Liens created in their favour to secure such Existing Facility;

10.1.6

the Agent and the Lenders shall have received the entire amount of all fees payable on or before the date of the first Advance hereunder in connection with the Commitments, including without limitation, all fees agreed to between the Borrower and the Lenders, and the fees payable under the Agency Fee Agreement;

10.1.7

the Agent shall have received a Certificate of Officer effective as of and dated the date of the first Advance;

10.1.8

the Agent shall have received, in form and substance satisfactory to the Agent, acting in accordance with the instructions of the Majority Lenders, a certificate duly executed by a Responsible Officer of the Borrower setting forth the calculations required to establish (i) compliance with the Financial Ratios as at March 26, 2005, and (ii) the Borrowing Base as at May 28, 2005;

10.1.9

the Agent shall not have received from the Majority Lenders a written notice indicating to the Agent that a Default or Event of Default has occurred and instructing the Agent not to make any Advance under the Commitments so long as such Default or Event of Default is continuing;

10.1.10

the Agent shall be satisfied that all representations and warranties of the Borrower contained in this Agreement are true and correct;

10.1.11

the Agent shall have received and be satisfied with the 3-year financial forecasts of the Borrower on a consolidated or unconsolidated basis (including balance sheets and the related statements of income, retained earnings and cash flow);

10.1.12

the Agent shall have received a drawdown notice within the delays herein provided where under the terms hereof any such a drawdown notice is so required;

10.1.13

the Agent shall have determined that the amount of the requested Advance under the Commitments (expressed in the Equivalent of Canadian Dollars if any portion of any one thereof is requested or denominated in U.S. Dollars or Euros) is not greater than the Available Commitments;

10.1.14

the Agent shall be satisfied that the Borrower and its Subsidiaries have all necessary approvals, permits and licences to operate their respective businesses and that all of same are in good standing;

10.1.15

the Agent shall be satisfied of the absence of any Material Adverse Effect;

10.1.16

the Agent and the Lenders shall be satisfied with the results and findings pursuant to the due diligence review of the business operations of the Borrower and the legal, financial, commercial and environmental aspects of the business of the Borrower, including, without limitation, the review of the indemnity agreement entered into as of December 2, 1991 among the Crown in right of Ontario, Kimberly-Clark Corporation and The New York Times Company, as indemnitors, and the Borrower, as indemnitee, with respect to various environmental matters and legal actions (the “Indemnity Agreement”), as well as the business plan of the Borrower and all other information requested by the Agent and the Lenders;

10.1.17

the Agent shall have received (i) a copy of the accounts receivable insurance policy no. E-1890109 underwritten by CNA Insurance Companies (Continental Casualty Company) in favour of Tembec Industries Inc. and certain other beneficiaries, including the Borrower (the “Receivable Insurance Policy”) and (ii) a letter of undertaking of Aon Reid Stenhouse Inc. whereby it will covenant and agree, in connection with the Receivable Insurance Policy, to (i) notify the Agent in writing of any cancellation thereof by Tembec Industries Inc., CNA Insurance Companies (Continental Casualty Company) or Coface S.A. and/or Coface N.A., immediately upon receipt of any notice confirming such cancellation, (ii) notify the Agent in writing of the removal of the Borrower as a beneficiary under the terms of said insurance policy immediately upon becoming aware of such removal and (iii) notify the Agent in writing of any non-renewal thereof by Tembec Industries Inc., CNA Insurance Companies (Continental Casualty Company) or Coface S.A. and/or Coface N.A. immediately upon being aware of such non-renewal; and

10.1.18

the Borrower shall have complied with all applicable terms and conditions of this Agreement.

10.2

Subsequent Advances under Available Revolving Commitments

Subject to and upon compliance with all of the relevant terms and conditions of this Agreement, at any time during the Revolving Period, the Borrower may draw down the whole or any part of the Available Revolving Commitments, if on the date of any requested Advance:

10.2.1

the Agent shall have received a drawdown notice within the delays herein provided where under the terms hereof any such drawdown notice is so required;

10.2.2

the Agent shall have determined that the amount of the requested Advance under the Revolving Commitments (expressed in the Equivalent of Canadian Dollars if any portion of any one thereof is requested or denominated in U.S. Dollars or Euros) is not greater than the Available Revolving Commitments;

10.2.3

the Financial Ratio provided under subsection 13.1.2 is maintained and complied with by the Borrower, as confirmed by a certificate of a Responsible Officer addressed to the Agent, where the aggregate amounts of all Loans, to which is added the amount of the Advance so requested (expressed in the Equivalent of Canadian Dollars if any portion thereof is outstanding or to be outstanding in U.S. Dollars or Euros), exceeds the amount equal to the Borrowing Base less an amount equal to the amount calculated and retained pursuant to subsection 1.1.24 b)3. For greater certainty, it is understood that such obligation to maintain a maximum Ratio of Total Debt to EBITDA of 5.0:1.0 will automatically cease to apply upon the aggregate amounts of all Loans (expressed in the Equivalent of Canadian Dollars if any portion thereof is outstanding in U.S. Dollars or Euros) no longer exceeding an amount equal to the Borrowing Base less an amount equal to the amount calculated and retained pursuant to subsection 1.1.24 b)3.;

10.2.4

the Agent shall not have received from the Majority Lenders a written notice indicating to the Agent that a Default or Event of Default has occurred and instructing the Agent not to make any Advance under the Commitments so long as such Default or Event of Default is continuing; and

10.2.5

except for Advances made in accordance with Section 3.8, the Agent shall have received from the Borrower a Certificate of Officer of the Borrower.

11.

REPRESENTATIONS AND WARRANTIES

The Borrower does hereby represent and warrant for itself and, as may be specified below, for each of the Subsidiaries of the Borrower, that:

11.1

Organization

Each of the Borrower and its Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and of all jurisdictions in which it carries on business, non-compliance with which could, singly or in the aggregate, have a Material Adverse Effect, and is in compliance with all provisions of its constating documents and by-laws. Each of the Borrower and its Subsidiaries has all requisite power and authority, corporate or otherwise, to own its property and to carry on its business as now being and hereafter proposed to be conducted.

11.2

Authorization of Documents

The Borrower has the power, and has taken all necessary action, to authorize it to borrow under the terms hereof and to enter into the transactions contemplated hereunder and the Borrower has the corporate power and has taken all necessary action to authorize it to execute, deliver and perform this Agreement and each of the Security Documents and to consummate the transactions contemplated by each one thereof. This Agreement and each of the Security Documents to which the Borrower is a party have been duly executed and delivered by its duly authorized officers and constitute legal, valid and binding obligations.

11.3

No Conflict

The execution, delivery and performance of this Agreement and the Security Documents by the Borrower, in accordance with their respective terms, and the consummation by the Borrower of the transactions contemplated hereby and thereby do not and will not:

11.3.1

violate any Law or violate or constitute a default under the constating documents or by-laws of the Borrower; or

11.3.2

violate or constitute a default under any agreement or instrument to which the Borrower is a party or by which it may be bound nor under any indenture providing for the issue of notes or debentures issued by Tembec Industries Inc. or any credit agreement to which Tembec Industries Inc. is a party.

11.4

Governmental Regulation

The Borrower is not required to obtain any Approval from, or effect any filing or registration with, any federal, provincial, state or local regulatory authority in connection with the execution, delivery and performance, in accordance with their respective terms, of this Agreement or any Security Documents, except the registrations and filings contemplated in subsection 10.1.1.

11.5

Compliance with Law

Each of the Borrower and its Subsidiaries is in compliance with all Laws, the non-compliance with which could, singly or in the aggregate, have a Material Adverse Effect.

11.6

Litigation

Except for the Legal Actions (as defined in the Indemnity Agreement) for which a claim has been made against the Borrower in an amount of approximately $1,300,000,000 Cdn, there is no notice of infraction, action, suit or proceeding pending against (nor, to the knowledge of the Borrower, any notice of infraction, action, suit or proceeding threatened against or in any other manner relating adversely to) the Borrower, any of its Subsidiaries or any of their respective properties in any court or before any arbitrator of any kind or before or by any governmental body, which, if adversely determined, would, singly or in the aggregate, have a Material Adverse Effect.

11.7

Taxes

All federal, provincial and other tax returns required by Law to be filed by the Borrower and its Subsidiaries have been duly filed, and all federal, provincial and other taxes, assessments and other governmental charges or levies upon the Borrower, its Subsidiaries and any of their respective properties, income, profits and assets, which are due and payable, have been paid. The charges, accruals and reserves on the books of the Borrower and its Subsidiaries in respect of taxes are adequate, in the judgment of the Borrower.

11.8

No Material Adverse Change

Since March 26, 2005, no event or events have occurred, which singly or in the aggregate, would have or could reasonably be anticipated to have, a Material Adverse Effect.

11.9

Approvals

All approvals, certificates of approval, authorizations, consents, permits, licences, orders, registrations, declarations, filings, notices and other actions to be taken in respect of any federal, provincial or local governmental body (the "Approvals"), which are necessary for the ownership and operation by the Borrower and each of its Subsidiaries of its business and all of the properties related thereto have been duly obtained, made or taken and are in full force and effect, are not subject to further Approval or appeal, or any pending or threatened legal or administrative proceedings otherwise than in the ordinary course of business, except for, in all cases, any of such Approvals which if not obtained or if not in full force and effect, would not singly or in the aggregate have a Material Adverse Effect.

11.10

Intellectual Property

Each of the Borrower and its Subsidiaries owns or possesses (or is licensed or otherwise has the full right to use) all patents, trademarks, service marks, trade names and copyrights, technology, know-how and processes, and all rights with respect to the foregoing, which are necessary for the operation of its business as presently conducted and as currently proposed to be conducted without any known material conflict with the rights of others, except those which the failure to own or possess (or be licensed or otherwise have the right to use) would not, singly or in the aggregate, have a Material Adverse Effect.

11.11

Subsidiaries

Schedule 11.11 sets forth a complete and accurate list of all Subsidiaries of the Borrower showing as of the date hereof (as to each such Subsidiary) the jurisdiction of its incorporation, the number of shares of each class of Capital Stock authorized, and the number outstanding, on the date hereof, and the percentage of the outstanding shares of each such class owned (directly or indirectly) by the Borrower or any of its Subsidiaries, as the case may be.

11.12

Accuracy and Completeness of Information

All information, reports and other papers and data furnished to the Agent or the Lenders by or on behalf of the Borrower or any of its Subsidiaries were, in the best judgment of the Borrower, at the time the same were so furnished, complete and correct in all material respects to the extent necessary to give the Agent or the Lenders a true and accurate knowledge of the subject matter. No undisclosed fact is currently known to the Borrower, which has or may have a Material Adverse Effect which has not been set forth or referred to herein or in such information, reports and other papers and data or otherwise specifically disclosed to the Lenders.

11.13

No Event of Default

No event has occurred and is continuing which constitutes a Default or an Event of Default.

11.14

Environment

Save as otherwise disclosed in Schedule 11.14 hereof:

11.14.1

each of the Borrower and its Subsidiaries is in compliance with all Environmental Laws, non-compliance with which could, singly or in the aggregate, have a Material Adverse Effect;

11.14.2

in connection with Environmental Activities, there is no notice of infraction, action, suit or proceeding pending or, to the Borrower's knowledge, threatened against or in any other manner relating adversely to the Borrower or any of its Subsidiaries or any of their respective properties in any court or before any arbitrator or before or by any governmental body, which, if adversely determined, would, singly or in the aggregate, have a Material Adverse Effect;

11.14.3

all Environmental Permits which are necessary under any Environmental Law for the ownership, Environmental Activity or operation by each of the Borrower and its Subsidiaries of its business and all of the properties related thereto have been duly obtained, made or taken and are in full force and effect, are not subject to expiration, further Environmental Permits or appeal, or any pending or, to the Borrower's knowledge, threatened legal or administrative proceedings, and the Borrower has no knowledge of any proposals to amend, revoke or replace such Environmental Permits, except for any of such Environmental Permits which if not obtained or if not in full force and effect, would not singly or in the aggregate have a Material Adverse Effect;

11.14.4

none of the Borrower and its Subsidiaries has been or is involved in any operations at or with respect to its properties or its business in violation to any Environmental Law which Environmental Activities would lead to:

11.14.4.1

the imposition of liability on such Borrower or such Subsidiary which would have any Material Adverse Effect; or

11.14.4.2

the creation of a Lien (other than a Permitted Encumbrance) on any asset of such Borrower or such Subsidiary under any Environmental Law;

11.14.5

none of the Borrower and its Subsidiaries has filed any written notice or report of a release of a contaminant with any governmental or regulatory body in respect to its properties, its Environmental Activities or its business, the consequence of which release would have a Material Adverse Effect.

11.15

Title to Assets

The Borrower has good and valid title to its undertaking and to its property and assets, movable and immovable, free and clear of any Lien, except for Permitted Encumbrances; as of the date hereof, the Borrower has not received any notice to the effect that its property or its assets are not in conformity with the Laws and regulations applicable thereto.

11.16

Insurance

The undertaking, property and assets of the Borrower and its Subsidiaries are insured as provided in Section 12.4.

11.17

Fiscal year and fiscal quarters

The fiscal year of the Borrower ends on the last Saturday of the month of December of each year and the fiscal quarters of the Borrower end on the last Saturday of the respective months of March, June, September and December of each year.

11.18

Survival of Representations and Warranties

All statements contained in any certificate, financial statement, or other document delivered to the Agent or the Lenders by or on behalf of the Borrower or any of its Subsidiaries including or pursuant to or in connection with this Agreement, the Security Documents or any other documents contemplated by any of them or any amendment thereof, or in connection with any of the transactions contemplated hereby or thereby shall constitute representations and warranties made under this Agreement and, without limiting the generality of the foregoing, all of the representations, warranties, covenants and indemnities of this Agreement relating to the environment shall survive the repayment of the Loans and shall survive the transfer of any or all right, title and interest in and to the Business Assets of the Borrower to any party, whether or not affiliated with the Borrower, provided that the foregoing shall not prevent the Borrower from requiring that the Liens granted by it as security for the Obligations be released and discharged once the Loans are repaid in full and the Commitments have been cancelled and terminated. All representations and warranties made under this Agreement shall survive, and not be waived, by the execution and delivery of this Agreement, any investigation by or on behalf of the Agent or any of the Lenders or the making of any Advance, conversion or continuation under this Agreement. All representations and warranties made under this Agreement shall be deemed to be made and shall be true and correct at and as of the date hereof, at and as of the date of any Advance, continuation or conversion hereunder and for so long as any Loan or any other amount payable hereunder is outstanding and unpaid.

12.

GENERAL COVENANTS AND NEGATIVE COVENANTS

So long as the Loans or any other amount payable hereunder are outstanding and unpaid or the Borrower shall have the right to borrow hereunder (whether or not the conditions to borrowing have been or can be fulfilled), and unless the Agent, acting in accordance with the instructions of the Majority Lenders, shall otherwise consent in writing, which consent shall not be unreasonably withheld, the Borrower covenants and agrees that:

12.1

Preservation of Existence, etc.

It will, and will cause each of its Subsidiaries to, preserve, maintain and continue its existence (subject to the provisions of Section 12.22) and preserve and maintain all rights, franchises, permits, licenses, operations, privileges, material and other contracts necessary or desirable in the normal conduct of its business and qualify and remain qualified and authorized to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification or authorization except where the failure to do so, singly or in the aggregate, would not likely be anticipated to have a Material Adverse Effect.

12.2

Business, Compliance with Applicable Law

It will, and will cause each of its Subsidiaries to, carry on and conduct its business in a proper and efficient manner so as to preserve and protect the earnings, incomes and profits therefrom and comply with all requirements of Law, and the terms and conditions of all Approvals, non-compliance with which, singly or in the aggregate, would likely be anticipated to have a Material Adverse Effect.

12.3

Keeping of Records

It will, and will cause each of its Subsidiaries to, keep or cause to be kept, proper and lawful records and books of account and make or cause to be made therein, true and faithful entries of all dealings and transactions in relation to its business, all in accordance with GAAP applied on a consistent basis, except where the absence of such compliance, singly or in the aggregate, would not likely be anticipated to have a Material Adverse Effect.

12.4

Insurance

It will, and will cause each of its Subsidiaries to, pay or cause to be paid in full, as and when due and payable, the premiums and other amounts exigible with respect to insurance policies. The Borrower will, and will cause each of its Subsidiaries to, insure and maintain insured its property that is of an insurable nature, with insurers, believed by the Borrower to be responsible, in accordance with the standards usually taken into consideration by owners of similar businesses and properties in the same general areas in which the Borrower or its Subsidiaries operate, and for such risks as is usually carried by owners of similar businesses and properties in the same general areas in which the Borrower or its Subsidiaries operate, the whole subject to the review by and approval of the Agent.

It covenants and agrees that all insurance policies the proceeds of which are payable to the Trustee or the Agent, as the case may be, shall contain a standard IBC mortgagee clause as well as the undertakings on the part of the insurers not to cancel or amend the insurance policy except after thirty (30) days prior written notice to the Agent and, as to extent of the interests of the Trustee, to the Trustee.

It covenants and agrees to maintain, for as long as Advances may be made or have been made against the margination of Supported Eligible Receivables whose payment are insured in accordance with subsection 1.1.159(ii), an accounts receivable insurance policy with CNA Insurance Companies (Continental Casualty Company) or such other insurer acceptable to the Agent pursuant to subsection 1.1.159(ii), in terms substantially similar to those contained in the Receivable Insurance Policy, with the necessary amendments and adaptations in order to enable the Borrower to maintain and conduct its business in an appropriate manner, to the extent the rights of the Agent and the Lenders are not adversely affected thereby. Furthermore, the Borrower acknowledges and agrees that the agreement of the Agent to Continental Casualty Company as an acceptable insurer under subsection 1.1.159(ii) of this Agreement is conditional on Coface S.A. and/or Coface N.A. reinsuring the insurance policy mentioned above issued by Continental Casualty Company. Should such reinsurance by Coface S.A. and/or Coface N.A. cease to be effective, for any reason whatsoever, the Borrower agrees to immediately notify the Agent of this fact and acknowledges and recognizes that all claims, book debts and accounts receivable of the Borrower insured by Continental Casualty Company shall forthwith upon the termination of reinsurance by Coface S.A. and/or Coface N.A., cease to be considered as Supported Eligible Receivables until such time as the Agent shall have reassessed its position as to the quality and capacity of such insurer and has agreed to such insurer as being acceptable for the purposes of subsection 1.1.159 of this Agreement.

12.5

Renewal of Registration

It will renew and keep renewing the registration, publication and filing of financing statements or other documents registered, published or filed with respect to the Security Documents, the whole by no later than 180 days before the expiry of the delays stipulated for the preservation of the rights created under the terms of such documents and, from time to time, upon any demand from the Agent to that effect, execute and deliver all other documents and do all other things which the Lenders or any one thereof may require with respect to the Security Documents in order to maintain the validity and the rank of the security created thereunder.

12.6

Payment of Taxes and Claims

It will, and will cause each of its Subsidiaries to, pay and discharge all taxes imposed upon it or upon its income, capital or profits or upon any properties belonging to it prior to the date on which penalties attach thereto, all assessments and government charges, all material litigation and all lawful claims for rents, labour, materials and supplies which, if unpaid, might result in a Lien upon any of its properties; provided, however, that no such taxes, charges or claims need be paid if (i) it is being contested in good faith by appropriate proceedings, (ii) reserves have been recorded as such on the appropriate books, (iii) an amount sufficient to pay (in principal, interest and costs) whatever may be owing by the Borrower or the relevant Subsidiaries, should such contestation be unsuccessful, has been deducted from the value of the Borrowing Base, it being understood, for greater certainty, that the principal amount of the Loans shall, in no event, exceed the value of the Borrowing Base as so reduced, and (iv) such tax, assessment, charge, levy or claim does not become a Lien, other than a Permitted Encumbrance, and no foreclosure, distraint, seizure, attachment, sale or similar proceedings has been commenced.

12.7

Visits and Inspections

Subject to a reasonable prior written notice from the Agent and at reasonable intervals, it will permit representatives of the Agent and of any of the Lenders to visit its properties (and those of its Subsidiaries) during normal business hours and discuss with its principal officers its business, assets, liabilities, financial position, results of operations and business prospects (and those of its Subsidiaries), the whole as same may be reasonably required by the Agent and the Lenders.

12.8

Payment of Legal and Other Fees and Disbursements

It will pay upon demand all reasonable legal fees and disbursements of Special Counsel and any out of pocket costs and expenses incurred from time to time by the Agent, the Trustee and any of the Lenders in connection with the:

12.8.1

negotiation, preparation and delivery of this Agreement, the Security Documents, and all other documents accessory thereto or in implementation thereof as well as any amendment to be made to any of the foregoing from time to time;

12.8.2

registration, filing, renewal and publication of the Security Documents;

12.8.3

advice sought by the Agent or the Lenders on the interpretation of the present Agreement or any of the Security Documents or in anticipation of the, or for the purpose of determining whether or not to, exercise any or all of its rights and recourses under any of the foregoing;

12.8.4

preparation or review, as the case may be, and negotiation of all documents under the terms of which a discharge and release shall be granted for the Liens created to secure the existing operating Indebtedness contemplated in subsections 10.1.4 and 10.1.5;

12.8.5

collection of any moneys due hereunder or under any of the Security Documents; and

12.8.6

legal fees incurred in connection with any Assignment made pursuant to the provisions of Section 18.5;

provided however that the obligations of the Borrower under this Section, as they relate to legal fees and disbursements, shall be limited only to the legal fees and disbursements charged or to be charged by the Special Counsel.

12.9

Environmental Undertaking

It will, and will cause each one of its Subsidiaries to, obtain and maintain any Environmental Permits which may be or become necessary or required in order that it may carry on its business or its Environmental Activities and fulfil its obligations under this Agreement and comply with all requirements of all Environmental Permits and all Environmental Laws, non-compliance with which would, singly or in the aggregate, have a Material Adverse Effect.

12.10

Transactions with Affiliates and Subsidiaries

It will cause all agreements or transactions to be entered into from time to time, as between the Borrower, its Subsidiaries and any one or more of their Affiliates or Subsidiaries, the consideration of which, in the aggregate, is more than $5,000,000 Cdn (or the Equivalent in U.S. Dollars), to be negotiated and concluded on commercially reasonable market terms prevailing from time to time.

12.11

Punctual Payments

It will duly and punctually pay the principal amount of all Loans, all interest thereon, all fees, including, without limiting the generality of the above, all fees under the Agency Fee Agreement, and all other amounts required to be paid by the Borrower hereunder or under any agreement with the Lenders at the times and places and in the manner provided for herein and therein.

12.12

Notice of Litigation and other Matters

It will furnish or cause to be furnished to the Agent, prompt notice of the following events after the Borrower has become aware thereof with a copy of details of same (which notice shall in any event be given within 10 days after the Borrower has become aware thereof):

12.12.1

the commencement of all proceedings (including any notices of infraction) and investigations by or before any governmental body and all actions and proceedings in any court or before any arbitrator against or threatened against, or (to the extent known to the Borrower) in any other way relating adversely to the Borrower or any one of its Subsidiaries or any of their respective properties, assets or businesses which, if adversely determined, could singly or when aggregated with all other such proceedings, investigations and actions have a Material Adverse Effect; and

12.12.2

any Default or Event of Default.

12.13

Repair

It will at all times, and will cause each of its Subsidiaries at all times to, preserve, repair and keep in repair and good order and condition, or cause to be so preserved, repaired and kept in repair and good order and condition, up to a modern standard of usage, all buildings, works, erections, machinery and plant used in or in connection with its business, and renew and replace, or cause to be renewed and replaced, all and any of the same which may become worn, dilapidated, unserviceable, inconvenient or destroyed, even by a fortuitous event, fire or other cause.

12.14

Notice of Material Adverse Change

It will forthwith notify the Agent, in writing, of any event or events which singly or in the aggregate, would have or could reasonably be anticipated to have a Material Adverse Effect.

12.15

Payments and Repayments

It will inform the Agent of (i) the making of any Distribution and (ii) any repayment exceeding, in the aggregate, $1,000,000 Cdn (or the Equivalent in U.S. Dollars) of any Indebtedness, excluding normal course reimbursement of inter-company expenses owed to its Affiliates, by delivering to the Agent a written notice to that effect at least fifteen (15) Business Days prior to declaring any such Distribution, and three (3) Business Days prior to any repayment contemplated by (ii) above.

12.16

Change in Business

It will not, and it will cause each of the Subsidiaries not to, effect any material change in the nature of its business.

12.17

Sale of Assets

It will not, as and from the date of this Agreement, sell, alienate, transfer, lease or otherwise dispose (including to give effect to a non-cash Distribution) of the whole or any part of its assets or properties (other than inventory and obsolete equipment in the ordinary course of its business and for the purpose of carrying on the same and the transfer or sale of receivables pursuant to the Securitization Program, up to an aggregate amount of $50,000,000 U.S.), to any Person (including any Subsidiary, but excluding Tembec Industries Inc. provided, in the case of a disposition of assets made in favour of Tembec Industries Inc. in exchange of non-cash assets, that said assets be of equivalent value and nature), (i) having, in the aggregate, calculated as and from the date of this Agreement, a disposition price or book value (whichever is greater) exceeding an amount equal to 10% of the Tangible Fixed Assets of the Borrower (as determined as of the last day of the fiscal quarter immediately preceding the date of any such disposition or any determination of the value thereof), unless the Borrower uses that portion (the “Portion”) of the proceeds of any such disposition equal to an amount which exceeds the amount obtained by multiplying the Tangible Fixed Assets so determined by 10% (or the Borrower uses any other monies, other than those obtained from borrowings hereunder, equal to the Portion), to repurchase assets of equivalent value and nature within the six (6) months period following such disposition or determination, the Borrower hereby agreeing and undertaking, in the case of any disposition of assets made in favour of Tembec Industries Inc. (including to give effect to a non-cash Distribution), that no such disposition may be made without the Borrower having first delivered to the Agent, whenever the greater of the total book value or total market value of all assets sold, alienated, transferred, leased or otherwise disposed of under a single transaction or a series of related transactions is equal to or greater than $25,000,000 Cdn (or the equivalent in U.S. Dollars), (a) an appraisal of the market value of all such assets included in a single transaction, prepared by a reputable appraisal firm, which appraisal shall be approved by the Agent prior to any such transfer being made and (b) a certificate of a Responsible Officer of the Borrower confirming that the consideration received by the Borrower as a result of the disposition of the assets described in the appraisal above mentioned and part of the single transaction, is equal to or greater than the market value stated in said appraisal.

12.18

Guarantees

It will not, and it will cause each of its Subsidiaries not to, incur, create, assume or suffer to exist any Guarantees for an aggregate amount exceeding the lesser of (i) an amount equal to 10% of the Tangible Net Worth of the Borrower, less the sum of (a) the aggregate amount of the obligations secured by the Permitted Encumbrances (other than those referred to in paragraphs 9 and 10 of subsection 1.1.114), (b) the aggregate amount of Debt for Borrowed Money of any Subsidiary, and (c) the aggregate amount of Debt for Borrowed Money of the Borrower (other than the Advances hereunder) and (ii) $10,000,000 Cdn (or the Equivalent in Canadian Dollars).

12.19

Debt for Borrowed Money of Subsidiaries

It will cause each of its Subsidiaries not to create, incur, assume or suffer to exist Debt for Borrowed Money, other than Debt for Borrowed Money under the relevant Subsidiary's working capital facilities or similar arrangements in a principal amount at any time outstanding not to exceed, in the aggregate, the lesser of (i) an amount equal to the Indenture Borrowing Base applicable to such Subsidiary and (ii) an amount equal to 10% of the Tangible Net Worth of the Borrower, less the sum of (a) the aggregate amount of the obligations secured by the Permitted Encumbrances (other than those referred to in paragraphs 9 and 10 of subsection 1.1.114), (b) the aggregate amount of the obligations of the Borrower and any Subsidiary under Guarantees, and (c) the aggregate amount of Debt for Borrowed Money of the Borrower (other than the Advances hereunder).

12.20

Debt for Borrowed Money of the Borrower

It will not create, incur, assume or suffer to exist Debt for Borrowed Money, other than the Advances hereunder and an amount equal to 10% of the Tangible Net Worth of the Borrower, less the sum of (a) the aggregate amount of the obligations secured by the Permitted Encumbrances (other than those referred to in paragraphs 9 and 10 of subsection 1.1.114), (b) the aggregate amount of the obligations of the Borrower and any Subsidiary under Guarantees, and (c) the aggregate amount of Debt for Borrowed Money of any Subsidiary.

12.21

Limitation on Liens

It will not, and it will cause each of its Subsidiaries not to, create, incur, assume or suffer to exist any Lien upon or in respect of any of their respective present or future movable and immovable property, other than Permitted Encumbrances.

12.22

Limitation on Amalgamation

It will not, and it will cause each of its Subsidiaries not to, wind-up, liquidate or dissolve its affairs or enter into any transaction of amalgamation, merger or consolidation or convey, sell, alienate, lease or otherwise dispose of, or agree to do any of the foregoing, at any future time, all or substantially all of its property or assets.

12.23

Limitation on Investments

It will not make or effect any Investment (other than (i) Investments in Cash Equivalent Investments and (ii) loans or advances to or in a Person Controlling the Borrower or a Subsidiary of a Person Controlling the Borrower), to or in any Person, which in the aggregate, together with all Investments (other than (i) Investments in Cash Equivalent Investments and (ii) loans or advances to or in any Person Controlling the Borrower or a Subsidiary of a Person Controlling the Borrower) existing as at the date of execution of this Agreement, exceeds at any time 10% of the Tangible Net Worth of the Borrower, it being understood that the amount of any such Investment shall be calculated at its original book value.

12.24

Limitation on Prohibitions or Limitations concerning Distributions by Subsidiaries

It will not, and it will cause each of its Subsidiaries not to, enter into, be a party to or suffer to exist any consensual encumbrance or restriction on the ability of any Subsidiary to make a Distribution.

12.25

Creation of Subsidiaries

It will not, and it will cause each of its Subsidiaries not to, create, incorporate or acquire any corporation or limited partnership which would constitute a Subsidiary of the Borrower or of any of its then current Subsidiaries, without a three (3) Business Days prior written notice to the Agent.

12.26

Derivative Instruments

It will not, and will cause each of its Subsidiaries not to, enter into, be party to or Guarantee any Derivative Instruments other than for sound financial purposes, interest risk management and foreign exchange fluctuations and not for speculative purposes of any kind.

12.27

Conformity with Tembec Debt Instruments

In as much as the Borrower or any of its Subsidiaries is prohibited from consenting to any restriction or encumbrance on payments, transfer of assets or provision of financial assistance between the Borrower and any of its Subsidiaries or between any Subsidiary of the Borrower, pursuant to any instrument or agreement relating to Debt for Borrowed Money incurred by Tembec Inc., Tembec Industries Inc. or their respective Subsidiaries, the Borrower will not acquire or constitute any Subsidiaries until such prohibitions are waived, amended or cease to be of any effect.

12.28

General Covenant

It will take all measures and actions, and will cause each of its Subsidiaries to take all measures and actions, that are appropriate and necessary to enable the Borrower to perform and comply with each of its obligations hereunder and under the Operative Documents, and will not take or cause any of its Subsidiaries to take any measures or actions that, singly or in the aggregate, would constitute or cause a Default or an Event of Default.

13.

FINANCIAL AND INFORMATION COVENANTS

So long as the Loans or any other amount payable hereunder are outstanding and unpaid or the Borrower shall have the right to borrow hereunder (whether or not the conditions to borrowing have been or can be fulfilled) and unless the Agent, acting in accordance with the instructions of the Majority Lenders, shall otherwise consent in writing, the Borrower covenants and agrees that:

13.1

Maintenance of Financial Ratios

13.1.1

It will maintain at all times, on an unconsolidated basis, calculated and measured quarterly:

13.1.1.1

a maximum Ratio of Total Debt to Total Capitalization of 40%;

13.1.1.2

whenever the Ratio of Total Debt to Total Capitalization exceeds 25%, a minimum Interest Service Coverage Ratio of 2.0:1.0 (on a rolling four quarter basis); and

13.1.1.3

a minimum Tangible Net Worth of

(i)

$650,000,000 Cdn up to and including the last day of the fiscal month of June, 2006;

(ii)

$675,000,000 Cdn, as and from the day following the last day of the fiscal month of June 2006 up to and including the last day of the fiscal month of June, 2007; and

(iii)

$700,000,000 Cdn thereafter.

13.1.2

It will, in addition to the above financial covenants, maintain at all times, during the period where the aggregate amount of all Loans (expressed in the Equivalent of Canadian Dollars if any portion thereof is outstanding in U.S. Dollars or Euros) exceeds an amount equal to the Borrowing Base less an amount equal to the amount calculated and retained pursuant to subsection 1.1.24 b)3., on an unconsolidated basis, calculated and measured monthly, a maximum Ratio of Total Debt to EBITDA of 5.0:1.0 (on a rolling twelve months basis).

13.2

Monthly Statements and Information

It will furnish or cause to be furnished to the Agent, in such number as required for distribution of one (1) copy thereof to each of the Lenders and two (2) copies thereof to the Agent, within 20 days after the last day of calendar month or at any time as may be reasonable requested by the Agent, (a) the certificate of a Responsible Officer of the Borrower in the form attached hereto as Schedule 13.2 (i) setting forth the calculations required to establish the Borrowing Base as at the end of such month, the whole accompanied with all additional information as will permit the Agent to establish the Borrowing Base (including the Indenture Borrowing Base) such as monthly aged receivables and inventory listings and value of the Tangible Fixed Assets (as determined as at the last day of the fiscal quarter of the Borrower immediately preceding), and (ii) certifying that such calculations and information are complete and correct in all material aspects and (b) with respect to any month during which the aggregate amount of all Loans (expressed in the Equivalent of Canadian Dollars if any portion thereof is outstanding in U.S. Dollars or Euros) exceeds an amount equal to the Borrowing Base less an amount equal to the amount calculated and retained pursuant to subsection 1.1.24 b)3., the unaudited unconsolidated Financial Statements of the Borrower as at the end of such month accompanied with all additional information as will permit the Agent to establish compliance with the Financial Ratio provided for in subsection 13.1.2.

13.3

Quarterly Financial Statements and Information

It will furnish or cause to be furnished to the Agent, in such number as required for distribution of one (1) copy thereof to each of the Lenders and two (2) copies thereof to the Agent, within 60 days after the last day of each fiscal quarter of the Borrower:

13.3.1

the unaudited consolidated and unconsolidated Financial Statements of the Borrower as at the end of such fiscal quarter (with the exception of the statement of cash flows), setting forth in comparative form the figures for the corresponding period of the previous fiscal year;

13.3.2

the unaudited consolidated Financial Statements of Tembec Inc. as at the end of such fiscal quarter, setting forth in comparative form the figures for the corresponding period of the previous fiscal year; and

13.3.3

the certificate of a Responsible Officer of the Borrower in the form attached hereto as Schedule 13.3.3:

13.3.3.1

setting forth the amounts of sales, leases and other dispositions made and undertaken or incurred in accordance with Section 12.17, along with the amount of purchases made using the proceeds of the sale, lease or other disposition of assets or other monies (other than monies obtained from borrowings hereunder) within the six (6) month period following such purchases;

13.3.3.2

setting forth the amounts of Investments existing as the date of execution of this Agreement and those made thereafter and undertaken in accordance with Section 12.23 during such fiscal quarter;

13.3.3.3

confirming compliance by the Borrower with the limits imposed on the value of the Permitted Encumbrances, Guarantee obligations, Debt for Borrowed Money of the Borrower's Subsidiaries and the Borrower, as at the end of such period;

13.3.3.4

describing in reasonable details the Derivative Instruments executed for the benefit of the Borrower or its Subsidiaries (including the Mark to Market Exposure);

13.3.3.5

setting forth the calculations required to establish whether or not there was compliance with the Financial Ratios as at the end of such period;

13.3.4

a Certificate of Officer.

13.4

Annual Financial Statements and Information

It will furnish or cause to be furnished to the Agent, in such number as required for distribution of one (1) copy thereof to each of the Lenders and two (2) copies thereof to the Agent, within 120 days after the end of each fiscal year of the Borrower:

13.4.1

the unaudited consolidated and unconsolidated Financial Statements of the Borrower as at the end of such fiscal year, prepared by a reputable national firm of independent chartered accountants, setting forth in comparative form the figures as at the end of and for the previous fiscal year accompanied by such chartered accountants' report which shall not contain any expression of any material concern as to whether or not such Financial Statements do present fairly the financial position of the Borrower as at the end of such fiscal year;

13.4.2

the audited consolidated Financial Statements of Tembec Inc. as at the end of such fiscal year, prepared by a reputable national firm of independent chartered accountants, setting forth in comparative form the figures as at the end of and for the previous fiscal year accompanied by such chartered accountants' report which shall not contain any expression of any material concern as to whether or not such Financial Statements do present fairly the financial position of Tembec Inc. as at the end of such fiscal year;

13.4.3

the certificate of a Responsible Officer of the Borrower in the form attached as Schedule 13.4.3:

13.4.3.1

setting forth the amounts of sales, leases and other dispositions made and undertaken or incurred in accordance with Section 12.17 as at the end of such period, along with the amount of purchases made using the proceeds of the sale, lease or other disposition of assets or other monies (other than monies obtained from borrowings thereunder) within the six (6) month period following such purchases;

13.4.3.2

setting forth the amounts of Investments existing as at the date of execution of this Agreement and those made thereafter made and undertaken in accordance with Section 12.23 as at the end of such period;

13.4.3.3

confirming compliance by the Borrower with the limits imposed on the value of the Permitted Encumbrances, Guarantee obligations and Debt for Borrowed Money of the Borrower's Subsidiaries and the Borrower, as at the end of such period;

13.4.3.4

describing in reasonable details the Derivative Instruments executed for the benefit of the Borrower or its Subsidiaries (including the Mark to Market Exposure);

13.4.3.5

setting forth the calculations required to establish whether or not there was compliance with the Financial Ratios as at the end of such period;

13.4.4

a Certificate of Officer.

13.5

Budget Information

It will furnish or cause to be furnished to the Agent, in such number as required for distribution of one (1) copy thereof to each of the Lenders and two (2) copies thereof to the Agent, within 30 days after the end of each fiscal year of the Borrower:

13.5.1

the forecasted consolidated and non-consolidated quarterly budgets of the Borrower for the then current fiscal year (including, without limitation, the principal assumptions upon which such forecasts are based); and

13.5.2

the certificate of a Responsible Officer of the Borrower setting forth the calculations required to establish the forecasted Financial Ratios for the then current fiscal year.

13.6

Other Information

It will furnish or cause to be furnished to the Agent, promptly upon each request, such data, certificates, reports, statements, documents or further information regarding the business, assets, liabilities, financial position, results of operations or business prospects of the Borrower and its Subsidiaries as the Agent, acting in accordance with the instructions of the Majority Lenders, may reasonably request.

14.

EVENTS OF DEFAULT AND REALIZATION

14.1

Events of Default

The occurrence of any of the following events during the term of this Agreement shall constitute an event of default (herein referred to as an "Event of Default"):

14.1.1

should the Borrower fail to make, as and when same are due, any payment of principal, or any payment of interest, fees or accessories with respect to the Loans, and in the case of such a Default, as it relates to the failure to make payment when due of fees or accessories, such Default shall not be remedied within three (3) days of its occurrence; or

14.1.2

should the Borrower default in the performance or fulfilment of any one of its other obligations or covenants hereunder or under the Security Documents (other than the covenants under Sections 12.16 and 12.22 of this Agreement) and such Default shall not be remedied within ten (10) days following the issuance to the Borrower by the Agent of a notice thereof; or

14.1.3

should the Borrower default in the performance or fulfilment of any of its obligations or covenants under Sections 12.16 and 12.22 of this Agreement; or

14.1.4

should the Borrower or any of its Subsidiaries make an assignment for the benefit of creditors, or file or consent to the filing of a petition in bankruptcy, a proposal or a notice of intention under the Bankruptcy and Insolvency Act (Canada) or any other equivalent Law of any other jurisdiction or be adjudicated insolvent or bankrupt, or petition or apply to any tribunal for any receiver, trustee, liquidator or sequestrator of, or for any substantial portion of its property; or should the Borrower or any of its Subsidiaries commence any proceeding relating to it or its property or any substantial portion thereof under any reorganization, arrangement, readjustment, composition or liquidation Law of any jurisdiction, whether now or hereafter in effect (any of which proceedings, including, without limitation, the making of an assignment for the benefit of creditors, or the filing or consenting to the filing of a petition in bankruptcy, a proposal or a notice of intention under the Bankruptcy and Insolvency Act (Canada) or any other equivalent Law of any other jurisdiction shall be referred to in this subsection as a "Proceeding"); or should there be commenced against the Borrower or any of its Subsidiaries any Proceeding and such Proceeding remains undismissed for a period of thirty (30) days; or any receiver, trustee, liquidator or sequestrator of, or for the Borrower or any of its Subsidiaries or any substantial portion of its property is appointed or should the Borrower or any of its Subsidiaries consent to or approve or accept any Proceeding or the appointment of any receiver, trustee, liquidator or sequestrator of, or for it or any substantial portion of its property; or

14.1.5

should any statement, certificate, representation or warranty which has been made by or on behalf of the Borrower or any of its Subsidiaries to the Lenders or the Agent in or pursuant to this Agreement or any of the Security Documents prove at any time to be either incorrect or substantially inaccurate with respect to a material aspect; or

14.1.6

should the whole or any part of the property of either one of the Borrower and its Subsidiaries be seized in execution of a judgment, be sequestered or be subject to any taking in payment or foreclosure of any kind whatsoever. However, an Event of Default shall only occur under this subsection 14.1.6 if such process is not diligently contested in good faith by or on behalf of the Borrower or such Subsidiary by appropriate proceedings (or, when so contested in good faith, upon a final judgment having been rendered against the Borrower or such Subsidiary and any time period available for an appeal having been expired), save and except where any such process relates to property, the aggregate value of which, singly or in the aggregate, exceeds $10,000,000 Cdn, in which case an Event of Default shall occur hereunder whether or not there shall be any such contestation; or

14.1.7

should the Borrower, Tembec Industries Inc., any of the Borrower's Subsidiaries or any of Tembec Industries Inc.'s Subsidiaries default under any agreement or instrument evidencing or constituting any Indebtedness (other than Indebtedness under this Agreement), the amount of which singly or when aggregated with all such other Indebtedness in default, exceeds $25,000,000 U.S. or the Equivalent thereof in any other currency and such Default is not remedied by the Borrower, Tembec Industries Inc. or the relevant Subsidiary, as the case may be, or is not expressly waived by the relevant creditors of any such Indebtedness, in each case, within ten (10) days of its occurrence or there shall have occurred an acceleration of the maturity of any such Indebtedness; or

14.1.8

should there occur any event or events, which singly or in the aggregate, would have a Material Adverse Effect; or

14.1.9

should there occur a change in the Control of the Borrower not previously approved in writing by the Agent, acting in accordance with the instructions of the Majority Lenders; or

14.1.10

should any obligation of the Borrower under the provisions of any of the Security Documents become invalid or ineffective (other than any such invalidity or ineffectiveness resulting from any action taken by any one of the Lenders or the Agent in contravention of any statutory provisions of public order).

14.2

Remedies

If an Event of Default shall have occurred and be continuing and in every such event:

14.2.1

with the exception of an Event of Default specified in subsection 14.1.4, the Agent, at the request of the Majority Lenders, shall declare as being immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower, anything in this Agreement or the Security Documents to the contrary notwithstanding:

14.2.1.1

the entire amount of the Loans, other than the BA Loans, LC Loans, U.S. LC Loans and Euro LC Loans, then outstanding in principal and interest together with any fees accrued thereon; and

14.2.1.2

an amount equal to the amount of the losses, expenses and costs incurred by the Lenders and referred to in Article 15; and

14.2.1.3

an amount equal to the aggregate principal amount of the BA Loans, LC Loans, U.S. LC Loans and Euro LC Loans, then outstanding, notwithstanding the fact that the holders or beneficiaries of the outstanding Banker's Acceptances or Letters of Credit, or any one thereof, shall not have demanded payment from the Lenders or any one thereof; and

the Commitments, at the discretion of the Agent, acting in accordance with the instructions of the Majority Lenders, shall thereupon forthwith terminate and be cancelled and thereupon the Lenders may exercise any and all of their rights and recourses under this Agreement and any of the Security Documents; and

14.2.2

upon the occurrence and continuance of an Event of Default specified in subsection 14.1.4, such principal, interest, and other amounts referred to in subsection 14.2.1 shall thereupon and concurrently therewith become due and payable and the Commitments shall forthwith terminate and be cancelled, all without any action by the Lenders or the Agent and without presentment, demand, protest, or other notice of any kind, all of which are expressly waived, anything in this Agreement or the Security Documents to the contrary notwithstanding, and thereupon the Lenders may exercise any and all of their rights and recourses under this Agreement and any of the Security Documents.

14.3

Distribution of Proceeds of Disposition

Any Proceeds of Disposition received by any one of the Lenders or the Agent, as the case may be, and resulting from a Disposition of the whole or any part of the Charged Property shall be applied in the following order:

14.3.1

to pay all Realization Costs incurred and paid by any one of the Lenders, the Agent or any holder of the Security Documents, as the case may be, up to and including the day of such Disposition plus any other Realization Costs incurred and paid with respect to the whole or such part of the Charged Property so Disposed, as of and from the day following such Disposition up to and including the day a payment is made to or Proceeds of Disposition are retained by the Lenders or the Agent, as the case may be, under subsection 14.3.2; then

14.3.2

to pay to the Lenders the then outstanding Obligations (to the exception of Rate Hedging Obligations) owing to the Lenders until such time as such Obligations are repaid in full, provided, however, that the parties hereto agree that such payment shall be distributed among the Lenders on the basis of the proportion that the Obligations (with the exception of Rate Hedging Obligations) owing to each Lender bears to the Obligations (with the exception of Rate Hedging Obligations) owing to all of the Lenders; then

14.3.3

to pay to the Lenders the then outstanding Rate Hedging Obligations owing to the Lenders until such time as such Rate Hedging Obligations are repaid in full, provided, however, that the parties hereto agree that such payment shall be distributed to the Lenders on the basis of the proportion that the Rate Hedging Obligations owing to each Lender bears to the Rate Hedging Obligations owing to all of the Lenders; and then

14.3.4

to pay any surplus to or to the order of any Person, including the Borrower, which under Law may be entitled to receive same.

14.4

Pro Rata Sharing of Realization Costs

Until such time as the Realization Costs are paid in the manner contemplated in subsection 14.3.1, all Realization Costs incurred and paid by any one of the Lenders, the Agent or any holder of the Security Documents, shall be shared by the Lenders on the basis of their respective Pro Rata Share.

14.5

Application of Payments

Notwithstanding the provisions of Article 1572 C.C.Q., as well as any other legal rule governing the application of payments, the Lenders shall apply the proceeds of realization and of any credit or compensating balances therein referred to and any payments and repayments against such part of the Obligations as the Agent, acting in accordance with the instructions of the Majority Lenders, deems best.

14.6

Compensation and Set-Off

In addition to any right now or hereafter granted under Law, upon the occurrence of a Default or an Event of Default, each Lender is hereby authorized by the Borrower, at any time, without notice to the Borrower or to any other Person, any such notice being hereby expressly waived, to effect compensation, to set-off and to appropriate and to apply any and all deposits (general or special, time or demand, whether matured or unmatured) and credits in the Canadian Dollar Account and the U.S. Dollar Account, and any other Indebtedness at any time held or owing by such Lender to or for the credit or the account of the Borrower against and on account of the Obligations of the Borrower to such Lender under this Agreement, irrespective of whether or not the Agent shall have made any demand hereunder or shall have declared the amounts of the Loans to be due and payable as permitted hereunder.

14.7

Notices

Save as otherwise expressly provided for herein, no notice or mise en demeure of any kind shall be required to be given to the Borrower by the Agent or the Lenders for the purpose of putting the Borrower in default, said party being in default by the mere lapse of time allowed for the performance of an obligation or by the mere happening of any event constituting an Event of Default.

14.8

Dealing with the Borrower

In accordance with the instructions that may be issued to it in conformity with the provisions of Section 18.3, the Agent may grant extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrower as the Lenders having the authority to instruct the Agent may see fit, without prejudice to the liability of the Borrower or to the Lenders' rights in respect of the security conferred upon them pursuant to the terms hereof and the Security Documents.

15.

CHANGES IN CIRCUMSTANCES, INCREASED COSTS AND INDEMNITIES

15.1

Change in Circumstances

If and each time that the Agent shall determine that by reason of circumstances affecting the relevant markets for Canadian Dollar or U.S. Dollar deposits generally, adequate and reasonable means do not exist for ascertaining the Discount Rate or the interest rate applicable to the Libor Loans or any part thereof for any Selected Maturity, or the Agent shall receive a notice from any Affected Lender that:

15.1.1

by reason of circumstances affecting the relevant markets generally, deposits in Canadian Dollars or U.S. Dollars, as the case may be, are not available to such Affected Lender in such market in the ordinary course of business in sufficient amounts to enable it to make or maintain a BA Loan, a Libor Loan or any part thereof, as the case may be, for any Selected Maturity; or

15.1.2

by reason of any Change in Law it is impracticable for such Affected Lender to make or maintain a BA Loan, a Libor Loan, an LC Loan, a U.S. LC Loan or a Euro LC Loan or any part thereof, as the case may be, for any Selected Maturity; or

15.1.3

the Libor or the Discount Rate does not represent, by an amount which such Affected Lender deems in its sole discretion (but acting reasonably), the effective cost of funding a Libor Loan or a BA Loan, of such Affected Lender to be made for any Selected Maturity or continued for any new Selected Maturity by such Affected Lender;

the Agent shall promptly give notice of such determination by it or of receipt by it of such notice from an Affected Lender to the Borrower and each of the Lenders.

15.2

Suspension of Rights to Convert

If notice has been given by the Agent pursuant to Section 15.1, the Borrower's right to elect that Advances be made or maintained as, or once made be converted into or continued as the BA Loans, the Libor Loans, the LC Loans, the U.S. LC Loans or the Euro LC Loans, by an Affected Lender, shall be suspended until such time as the Agent shall have notified the Borrower that the circumstances giving rise to such suspension no longer exist. In such event, each Affected Lender, over the course of the next ten (10) Business Days following the issuance of the notice by the Agent under Section 15.1, shall negotiate in good faith with the Borrower the terms of a Substitute Basis which is, financially, the substantial equivalent to such Affected Lender of the terms provided herein. The terms of the Substitute Basis, if they are accepted by the Borrower, shall be retroactive to any relevant affected Rollover Date. If by the expiry of the said ten (10) Business Days no agreement has been reached with respect to the Substitute Basis, the affected outstanding Libor Loans of such Affected Lender will automatically be converted into corresponding U.S. Base Rate Loans of such Affected Lender, retroactively to the affected Rollover Date and the Borrower shall immediately repay the affected BA Loans, LC Loans, U.S. LC Loans and Euro LC Loans of such Affected Lender together with, in all cases, forthwith upon receipt of a demand therefore, the amounts referred to in Section 15.4.

15.3

Increased Costs

If any Lender determines that a Change in Law (which determination shall be evidenced by a certificate submitted to the Borrower and the Agent by such Lender) has:

15.3.1

made or shall make it unlawful or contrary to any Law, directive, policy or guideline (whether or not having the force of law) for such Lender to maintain or give effect to all or any part of its obligations as contemplated by this Agreement or to make or maintain all or any part of the Loan of such Lender, then the obligations of such Lender to maintain or give effect to such part of such obligations, or to make or maintain such part of such Loan shall terminate and, subject to the provisions of any such Law, directive policy or guideline (whether or not having the force of law) and those of Sections 15.4 and 15.5 with respect to losses, expenses and costs, the Borrower may convert such Loan or any part thereof or alternatively may repay in full such Loan, together with all interest accrued thereon, which conversion or repayment shall be made at the expiry of the relevant Selected Maturity first to expire after the effective date of such Change in Law, or if in the judgment of such Lender immediate conversion or repayment is required, immediately upon demand of such Lender;

15.3.2

(i) imposed, modified, or deemed applicable any loan ceiling against such Lender, or imposed, modified or deemed applicable any special tax (other than a tax on the overall net income or capital of such Lender), reserve, deposit or similar requirement with respect to assets held by, deposits in or for the account of, the acquisition of funds by, or loans by such Lender, (ii) changed the basis of taxation of payments to such Lender under this Agreement (other than a change affecting taxation on the overall net income or capital of such Lender), or (iii) imposed on such Lender any other condition or monetary restraint with respect to this Agreement, the Loan of such Lender or any other transaction contemplated hereby, and the result of any of the foregoing is to increase the cost to such Lender of making or maintaining its Commitment or its Loan or any part thereof, or to reduce any amount receivable by such Lender hereunder, the Borrower, within fifteen (15) Business Days of receipt of a demand therefor:

15.3.2.1

shall pay to such Lender such additional amount computed by such Lender as will, on an after-tax basis, compensate such Lender for such additional costs or reduction in amounts receivable; and

15.3.2.2

subject to the provisions of Section 15.4 with respect to losses, shall repay such Loan of such Lender in full with accrued interest thereon.

15.4

Reimbursement of Losses

Whenever any Lender shall sustain or incur any losses in connection with:

15.4.1

the failure of the Borrower to borrow pursuant to a drawdown notice (whether by reason of the Borrower's determination not to proceed, the non-fulfilment of any of the conditions set forth in this Agreement or for any other reason attributable to the Borrower); or

15.4.2

the declaration by the Agent following the occurrence of an Event of Default, that the Loans are immediately due and payable;

15.4.3

the conversion or repayment of the whole or a part of the BA Loans, Libor Loans, LC Loans, the U.S. LC Loans or Euro LC Loans on any day other than a Rollover Date;

15.4.4

the failure to pay principal, interest, fees or any other amount under this Agreement when due (whether at maturity, by reason of acceleration or otherwise);

the Borrower agrees to pay such Lender, upon demand, an amount certified by such Lender or the Agent to be sufficient to compensate such Lender or the Agent for all such losses. The obligations of the Borrower with respect to this Section shall survive the repayment of the Loans.

15.5

Amount of Losses

The losses referred to in Section 15.4 shall consist of and be limited to the value of the losses incurred by any Lender in connection with the redeployment of funds converted, repaid, prepaid, not borrowed, or not paid.

15.6

Environmental Indemnity

The Borrower shall at all times indemnify and hold harmless the Indemnified Parties against and from any and all losses and expenses of any nature whatsoever, incurred, suffered, sustained or required to be paid by them or any one thereof, whether as secured party under any of the Security Documents, as hypothecary creditor or mortgagee in possession, or as successor-in-interest to the Borrower by foreclosure deed, deed of taking of possession or deed in lieu of foreclosure or taking of possession, or by any other means relating to the Borrower under or on account of Environmental Laws, including the assertion of any Lien thereunder (collectively, the "Environmental Losses"), with respect to:

15.6.1

any violation or alleged violation of Environmental Laws, or the presence of any Hazardous Material affecting any Business Asset of the Borrower;

15.6.2

any Clean-Up costs incurred by any Governmental Authority or any costs incurred by any other Person or damages from injury to, destruction of, or loss of natural resources, including reasonable costs of assessing such injury, destruction or loss incurred in relation with its property or the operations and Environmental Activities of the Borrower;

15.6.3

liability for personal injury or property damage arising under any Law; and

15.6.4

any other environmental matter affecting any Business Asset of the Borrower or the operations and activities of the Borrower within the jurisdiction of any Governmental Authority.

The Borrower's obligations under this Section shall arise upon the discovery of any Hazardous Material, whether or not any Governmental Authority has taken or threatened any action in connection with the presence of any Hazardous Material, provided, however, that the Borrower shall not be required to reimburse or indemnify the Indemnified Parties for that portion of any such Environmental Losses caused by or resulting from the action or conduct of any Indemnified Party determined to be responsible for that portion of such Environmental Losses.

15.7

General Indemnity

The Borrower hereby indemnifies and holds harmless the Indemnified Parties from and against any and all losses and expenses, solidary, joint or several, that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any investigation, litigation or proceeding or the preparation of any defence with respect thereto arising out of or in connection with or relating to this Agreement, the other Operative Documents or the transactions contemplated hereby or thereby, or any use made or proposed to be made with the proceeds of the Loans, whether or not such investigation, litigation or proceeding is brought by the Borrower, any shareholder or creditor thereof, an Indemnified Party or any other Person, or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated, except to the extent such losses and expenses are found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross fault or wilful misconduct.

Furthermore, the Borrower shall be personally liable for any liability or Indebtedness arising under Sections 15.6 to 15.9 even if the amount of liability incurred exceeds the amount of the Loans.

15.8

Claims under the Indemnities

The Indemnified Party claiming indemnification under Sections 15.6 or 15.7 shall give the Borrower prompt notice in writing of particulars of any claim asserted by third parties against it which is covered by such indemnities and the Borrower shall, within 15 days, give notice in writing to such Indemnified Party whether it wishes to dispute such claim at its sole cost and expense. The Indemnified Party shall not permit the settlement of or compromise of such claim without the written consent of the Borrower (which consent shall not be unreasonably withheld), unless the said 15 day period has expired without the Borrower having given written notice of its desire to dispute such claim. If the Indemnified Party shall be unable to obtain timely advice from the Borrower that it wishes to dispute such claim as aforesaid, the Indemnified Party shall be entitled to deal with such claim in such manner as it, in the reasonable exercise of its judgment, deems appropriate. If the Borrower gives such written notice to the Indemnified Party that it does wish to dispute such claim, the Borrower shall have the obligation to contest, settle, compromise or dispute such claim in the name of or on behalf of the Person against whom it is made, at the Borrower's own cost and expense, and shall at its own cost and expense defend expeditiously the Person against whom such claim is made from all such actions or proceedings to which the said indemnity applies, and the Indemnified Party shall arrange that the Borrower shall have the right to carry on such actions or proceedings in its name, provided that counsel retained by the Borrower to prosecute such defence is approved by the Indemnified Party (which approval shall not be unreasonably withheld) and the Borrower (i) shall keep the Indemnified Party fully advised as to the course of the proceedings, (ii) shall furnish to the Indemnified Party, such security or other assurances as such party may reasonably request in connection therewith, and (iii) shall prosecute and dispute or conduct such negotiations in good faith and with due diligence and provided further that, notwithstanding any provision herein contained, the Indemnified Party shall at all times have the right to retain its own counsel, at the reasonable cost and expense of the Borrower, to advise it in any of the foregoing, to appear in its name and act on its behalf in any proceedings or conduct negotiations on its behalf. Subject to the foregoing, the Indemnified Party shall make available to the Borrower copies of all files, books, records and documents, information and data (except for such files, books, records and documents, information and data which are confidential) in the possession and control of the Person against whom the claim is made relevant to such actions or proceedings for the purposes of such defence and shall cause such Person to cooperate without expense to itself in all reasonable respect and to assist in the defence of any such actions or proceedings.

15.9

Lenders to cause remedial action

In the event of any release of Hazardous Materials, the threat of a release of any Hazardous Material or the presence of any Hazardous Material affecting or relating to any Business Asset of the Borrower in violation of Environmental Laws which, singly or in the aggregate, could reasonably be expected to have a Material Adverse Effect, and/or if the Borrower shall fail to comply with any of the requirements of Environmental Laws, which non-compliance, singly or in the aggregate, could reasonably be expected to have a Material Adverse Effect, the Borrower shall deliver to the Agent, within the 15-day period following receipt of a written notice from the Agent, written evidence (satisfactory to the Agent) that it has performed or will perform such work at such property, and/or that it has taken any and all other actions, as are necessary or advisable in order to Clean-Up or cure the Borrower's non-compliance within a timeframe acceptable to the Agent, acting reasonably, failing which the Agent or the Lenders may, at their election, but without the obligation to do so, give such notices and/or cause such work to be performed at such property and/or take any and all other actions as the Agent or the Lenders shall deem necessary or advisable in order to Clean-Up or cure the Borrower's non-compliance. Any amounts expended by the Agent or the Lenders in any of the foregoing activities shall be repayable by the Borrower upon the demand of the Agent, shall form part of the Loans, interest thereon shall be computed and be payable on a Prime Rate Basis or a US Base Rate Basis, as the case may be, and such amounts shall constitute part of the Obligations. The Borrower does hereby expressly acknowledge, declare and agree that neither the delivery of a written notice by the Agent in accordance with the provisions of this Section nor the acceptance by the Agent or the Lenders of any written evidence delivered by the Borrower in accordance with the provisions of this Section shall constitute a waiver by the Agent or the Lenders of the Default of the Borrower having given rise to the right of the Agent to deliver the relevant written notice.

16.

REDISTRIBUTION AND REPAYMENTS

16.1

Statement of Account prior to a Redistribution

Each time that a Redistribution is required to be made under the terms hereof, the Agent shall notify each of the Revolving Lenders of the aggregate principal amount of the Loans outstanding under the Revolving Facility as of the last Business Day preceding the date of such Redistribution, as well as the principal amounts advanced and still outstanding as of such date by each of the Revolving Lenders under their respective Revolving Commitment.

16.2

Disproportionate Share of the Overdraft Provider

Where (x) on the last Business Day of each week, (y) on the date that the Lenders decide to exercise any of their rights under the terms of Section 14.2, or (z) on any other Business Day where the Agent or the Overdraft Provider requests that a Redistribution be effected, including without limitation, on the last day of a Revolving Period where the Advances or any portion of same are to be converted into a Non-Revolving Term Facility or  Non-Consenting Lender's Non-Revolving Term Facility, the Overdraft Provider has a disproportionately higher or a disproportionately lower share of the principal amount of the Loans than its Pro Rata Share, then:

16.2.1

in the case of a disproportionately higher share, each of the Other Lenders shall deliver to the Agent, at the Agent's Office, on the same Business Day, by way of wire transfer of funds made in accordance with the instructions of the Agent, an amount, in Canadian Dollars or U.S. Dollars, as the case may be, equal to the Redistribution Pro Rata Share of any such Other Lender of an amount equal to the difference between the principal amount of the Loan of the Overdraft Provider and an amount equal to what the Pro Rata Share of the Overdraft Provider in the principal amount of the Loans under the Revolving Facility ought to be on such a date;

16.2.2

in the case of a disproportionately lower share, the Overdraft Provider shall deliver to the Agent, at the Agent's Office, on the same Business Day, by way of wire transfer of funds made in accordance with the instructions of the Agent, an amount, in Canadian Dollars or U.S. Dollars, as the case may be, equal to the difference between what its Pro Rata Share of the principal amount of the Loans under the Revolving Facility ought to be on such date and the principal amount of its Loan under the Revolving Facility as of such date.

16.3

Redistribution by the Agent

Once the deposits referred to in subsection 16.2.1 or 16.2.2, as the case may be, have been effected, then, the Agent shall debit the relevant account or accounts into which the said deposit or deposits have been made and:

16.3.1

credit in favour of the Overdraft Provider an amount equal to the deposits effected under the provisions of subsection 16.2.1; or

16.3.2

credit in favour of the Agent, an amount equal to the deposit or deposits effected under the provisions of subsection 16.2.2. Immediately thereafter, the Agent shall deliver to each of the Other Lenders, by way of wire transfer of funds made in accordance with the instructions of each such Other Lender, an amount, in Canadian Dollars or U.S. Dollars, as the case may be, equal to the Redistribution Pro Rata Share of such Other Lenders of the deposit or deposits effected under the provisions of subsection 16.2.2.

16.4

Redistribution pursuant to subsection 2.6.8

Where on the day on which a Redistribution must be effected pursuant to subsection 2.6.8 hereof, any Revolving Lender has a disproportionately higher or a disproportionately lower share of the principal amount of the Loans than what its Pro Rata Share ought to be immediately after conversion made in accordance with subsection 2.6.8, then each of the Revolving Lenders having a disproportionately lower share of the principal amount of the Loans than their Pro Rata Share shall deliver to the Agent, at the Agent's Office, on the same Business Day, by way of wire transfer of funds made in accordance with the instructions of the Agent, an amount, in Canadian Dollars or U.S. Dollars, as the case may be, equal to their Redistribution Pro Rata Share of the difference between the principal amount of the Loan of such Revolving Lender having a disproportionately higher share of the principal amount of the Loans than its Pro Rata Share, and an amount equal to what the Pro Rata Share of such Revolving Lender in the principal amount of the Loans under the Revolving Facility ought to be on such date.

16.5

Redistribution by the Agent following a Redistribution pursuant to subsection 2.6.8

Once the deposits referred to in Section 16.4 have been effected, then the Agent shall debit the relevant account or accounts into which the said deposit or deposits have been made and credit in favour of the Revolving Lender having a disproportionately higher share of the principal amount of the Loans than its Pro Rata Share, an amount equal to its Redistribution Pro Rata Share of the deposits effected under the provisions of Section 16.4 by way of wire transfer of funds made in accordance with the instructions of such Revolving Lender.

16.6

Other Lenders' Guarantee

Where at any time the Overdraft Provider or, following any Redistribution, any Revolving Lender has a disproportionately higher share of the principal amount of the Loans under the Revolving Facility than its Pro Rata Share, each of the other Revolving Lenders (including the Other Lenders) does hereby severally, unconditionally and irrevocably guarantee to and in favour of the Overdraft Provider or any such Revolving Lender, the payment by the Borrower of such other Revolving Lender's or Other Lender's Redistribution Pro Rata Share of the amount by which the principal amount of the Loan of the Overdraft Provider or other Revolving Lender under the Revolving Facility exceeds what ought to be the Overdraft Provider's or such Revolving Lender's Pro Rata Share of the principal amount of the Loans under the Revolving Facility. The other Revolving Lenders or Other Lenders, as the case may be, hereby renounce to all benefits of discussion. Nothing contained in this Section shall be construed as obliging any of the other Revolving Lenders or Other Lenders, as the case may be, to make a payment to the Overdraft Provider or any such Revolving Lender having a disproportionately higher share under the terms of this Section in an amount which exceeds the Available Revolving Commitment of such other Revolving Lender or Other Lender on such day.

16.7

Guarantee of the Overdraft Provider to Other Lenders

Where at any time the Overdraft Provider has a disproportionately lower share of the principal amount of the Loans under the Revolving Facility than its Pro Rata Share, the Overdraft Provider does hereby unconditionally and irrevocably guarantee to and in favour of the Other Lenders the payment by the Borrower of the amount by which what ought to be the Pro Rata Share of the Overdraft Provider of the principal amount of the Loans under the Revolving Facility exceeds the principal amount of the Loan of the Overdraft Provider under the Revolving Facility. The Overdraft Provider hereby renounces to all benefits of discussion. Nothing contained in this Section shall be construed as obliging the Overdraft Provider to make a payment to the Other Lenders under the terms of this Section in an amount which exceeds its Available Revolving Commitment on such day.

16.8

Use of Credit Balances

Where there is a Credit Balance, such Credit Balance shall be imputed firstly to the repayment of the Prime Rate Loans or U.S. Base Rate Loans, as the case may be, made by of the Overdraft Provider which have not been the subject of a Redistribution and which exceed the Revolving Commitment of the Overdraft Provider, until said amount in excess of the Revolving Commitment of the Overdraft Provider is repaid in full or is redistributed pursuant to a Redistribution.

Other than as provided above and subject to the provisions of Section 14.6, the Credit Balance will not be imputed to the repayment of any other Loan unless the Agent shall have received a notice of repayment under Section 8.3.

16.9

Failure by Any Lender to Give Effect to a Redistribution

If and to the extent any Other Lender or Revolving Lender, as the case may be, shall not have deposited its Redistribution Pro Rata Share with the Agent, as provided for in Section 16.2 or Section 16.4, as the case may be, and within the delays stipulated therein, such Other Lender or Revolving Lender, as the case may be, agrees to pay to the Agent (for the account of the Overdraft Provider or of the Revolving Lender entitled to such Redistribution Pro Rata Share) forthwith upon demand, such Other Lender's or Revolving Lender's Redistribution Pro Rata Share, as calculated pursuant to Section 16.2 or Section 16.4, as the case may be, and all reasonable costs and expenses incurred by the Overdraft Provider or by the Revolving Lender entitled to such Redistribution Pro Rata Share in connection therewith together with interest thereon (at the rate payable hereunder by the Borrower in respect of such Loan) for each day from the date such amount should have been deposited with the Agent in accordance with Section 16.2 or Section 16.4, as the case may be, until the date such amount is paid to the Agent; provided however that notwithstanding such obligation, if such Other Lender or Revolving Lender, as the case may be, fails to so pay, the Borrower covenants and agrees that, without prejudice to any rights the Borrower may have against such Other Lender or Revolving Lender, as the case may be, it shall repay such amount to the Agent, for the account of the Overdraft Provider or of the Revolving Lender entitled to such Redistribution Pro Rata Share, forthwith upon demand therefore by the Agent. The amount payable to the Agent pursuant hereto shall be set forth in a certificate delivered by the Agent to such Other Lender's or Revolving Lender, as the case may be, and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall be prima facie evidence thereof, in the absence of manifest error. If such Other Lender or Revolving Lender, as the case may be, makes the payment to the Agent required herein, the amount so paid shall constitute such Other Lender's or Revolving Lender's Redistribution Pro Rata Share of the Loan of the Overdraft Provider or of the Revolving Lender entitled to such Redistribution Pro Rata Share for the purposes of this Agreement.

17.

THE AGENT

17.1

Appointment and Authorization

Each Lender hereby irrevocably appoints and authorizes, and hereby agrees that it will require any Assignee of any interest in any of its Loans (other than a holder of a Participation in any of its Loans) and/or in its Commitment irrevocably to appoint and authorize the Agent to take such actions as agent on its behalf and to exercise such powers hereunder, under the Operative Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto. The Agent accepts such appointment and agrees to perform its obligations as Agent under the Operative Documents in accordance with the provisions thereof. Neither the Agent, nor any of its directors, officers, employees or agents shall be liable for any action taken or omitted to be taken by it or them hereunder, under the Operative Documents or in connection therewith, except for its or their own gross negligence or wilful misconduct.

17.2

Declaration of Agency

The Agent declares that it shall hold the Liens entrusted to it, properties and assets charged thereby and the rights granted to it under each Operative Document, for its own benefit and as agent for the rateable benefit of each Lender. The rights vested in the Agent by any Operative Documents shall be performed by the Agent in accordance with the provisions of this Article 17.

17.3

Interest Holders

The Agent may treat each Lender, or the Person designated in the last notice filed with it under this Article, as the holder of all of the interests of such Lender in the Security Documents, in its Loan and in its Commitment until written notice of transfer, signed by such Lender (or the Person designated in the last notice filed with the Agent) and by the Person designated in such notice of transfer and in form and substance satisfactory to the Agent, shall have been filed with the Agent and the Agent shall have been paid its required processing fee for each Assignment.

17.4

Consultation with Counsel

The Agent may consult with Special Counsel, accountants, consultants, financial advisors and other experts selected by it and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with or pursuant to the advice or opinion of such counsels, accountants, consultants and other experts.

17.5

Documents

The Agent shall not be under any duty to examine or pass upon the validity, effectiveness or genuineness of any of the Operative Documents or any instrument, document or communication furnished pursuant thereto or in connection therewith, and the Agent shall be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

17.6

Other Transactions with the Borrower, its Subsidiaries and Affiliates

With respect to its Commitment and the Loan made and to be made from time to time by the Agent-Lender, the Agent-Lender shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not the Agent, and the Agent-Lender and its Subsidiaries and Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower, its Subsidiaries and Affiliates and Persons doing business with any of the said Persons, as if the Agent-Lender were not the Agent and without any obligation to account therefore.

17.7

Responsibility of the Agent

The duties and obligations of the Agent under the Operative Documents are only those expressly set forth therein. The Agent shall have no fiduciary obligation to any Lender. The Agent shall be entitled to assume that no Default or Event of Default has occurred and is continuing, unless an officer of the Agent charged with the administration of this Agreement has actual knowledge, or has been notified by the Borrower, of such fact, or has been notified by a Lender that such Lender considers that a Default or an Event of Default has occurred and is continuing (specifying in detail the nature thereof). The Agent shall not have any duty to investigate whether a Default or an Event of Default has occurred.

17.8

Action by Agent

The Agent shall:

17.8.1

be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it by, and with respect to taking or refraining from taking any action or actions which it may be able to take under or in respect of this Agreement or the Operative Documents, unless the Agent shall have been instructed by the Majority Lenders (or such greater number of Lenders as may be required hereby or by the applicable Operative Document) to exercise such rights or to take or refrain from taking such action; provided that the Agent shall not exercise any rights under Article 14 of this Agreement or under the Security Documents without the request of the Majority Lenders. The Agent shall incur no liability under or in respect of this Agreement or the Operative Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct;

17.8.2

notwithstanding anything herein contained or contained in any of the Operative Documents, the Agent may refrain from doing anything which would or might in its opinion be contrary to any applicable Law or which would or might have otherwise render it liable to any Person and may do anything which is in its opinion, necessary to comply with any applicable Law;

17.8.3

notwithstanding subsection 17.8.1, the Agent may refrain from acting in accordance with any instructions of the Majority Lenders to begin any litigation, arising out of or in connection with any Operative Document or to take management or control of the Charged Property until it has received such security as it may require (whether by way of payment in advance or otherwise) for all losses and expenses which it will or may expend in complying with such instructions; and

17.8.4

in all cases be fully protected in acting or refraining from acting under the Operative Documents in accordance with the instructions of the Majority Lenders (or such greater number of Lenders as may be required hereby or by the applicable Operative Document), and any action taken or failure to act pursuant to such instructions shall be binding on all Lenders.

17.9

Execution of Documents by the Agent

For the purposes of any realization upon all or any part of the Charged Property or the exercise of any Rights, Recourses and Remedies or generally for the purpose of exercising any right granted to the Lenders pursuant to the Operative Documents, whether directly or beneficially, the Lenders hereby acknowledge that the Agent, upon the request of the Majority Lenders, may sign any document, deed or agreement including, without limitation, any bondholders' instrument pursuant to the Borrower Deed of Hypothec and may do any other thing and issue any instructions to the Trustee which, in the opinion of the Majority Lenders, may be necessary in the process of such realization or for the purpose of exercising any such Rights, Recourses and Remedies or such other right referred to above, including, without limitation, the execution, for and on behalf of all the Lenders of any offer of sale, any acceptance of any offer of sale and any deed or document necessary in order to transfer or cause to be transferred title to such property.

17.10

Notices of Events of Default

In the event that the officer of the Agent charged with the administration of the Credit Agreement shall acquire actual knowledge, or shall have been notified, of any Default or Event of Default, the Agent shall promptly notify the Lenders and, subject to the provision of Section 17.8, shall take such action and assert such rights under the Operative Documents as the Majority Lenders shall request in writing, and the Agent shall not be subject to any liability by reason of its acting pursuant to any such request. If the Majority Lenders shall fail for 10 days after receipt of the notice of any Default or Event of Default to request the Agent to take action or to assert rights under the Operative Documents in respect of such Default or Event of Default, the Agent may, but shall not be required to, take such action and assert such rights (other than rights under Article 14 of this Agreement) as it deems in its discretion to be advisable for the protection of the Lenders.

17.11

Responsibility Disclaimed

The Agent shall not be under any liability or responsibility whatsoever as Agent:

17.11.1

to the Borrower or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Lender of any of its obligations under any of the Operative Documents;

17.11.2

to any Lender, as a consequence of any failure or delay in performance by, or any breach by the Borrower of any of its obligations under the Operative Documents; or

17.11.3

to any Lender, for any statements, representations or warranties in any of the Operative Documents or any information provided pursuant to any of the Operative Documents or for the validity, effectiveness, enforceability or sufficiency of any of the Operative Documents.

17.12

Indemnification

The Lenders agree to indemnify the Agent (to the extent not reimbursed by the Borrower when same shall be payable by the Borrower under this Agreement, or any of the Operative Documents) up to their respective Pro Rata Share, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Agent in any way relating to or arising out of its functions as Agent under this Agreement or any of the Operative Documents or any action taken or omitted by the Agent under this Agreement or any of the Operative Documents, except that no Lender shall be liable to the Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Agent.

17.13

Credit Decision

Each Lender represents and warrants to the Agent that:

17.13.1

in making its decision to enter into this Agreement and to make its Commitment and its Loan, it has independently taken whatever steps it considers necessary to evaluate the financial condition and affairs of the Borrower and its Subsidiaries and that it has made an independent credit judgment without reliance upon any information furnished by or through the Agent; and

17.13.2

so long as any portion of its Loan remains outstanding, it will continue to make its own independent evaluation of the financial condition and affairs of the Borrower and its Subsidiaries.

17.14

Protection of Employees

Each reference in Sections 17.1, 17.8, 17.10, 17.11, 17.12 and 17.15 to the Agent shall (to the extent the context so admits) be deemed to include the Agent and its directors, officers, employees, solicitors, accountants, consultants, financial advisers, other experts and all other representatives and the Agent shall be constituted as agent and bare trustee of each such Person and shall hold and enforce their rights under these Sections for their respective benefits.

17.15

Successor Agent

Subject to the appointment and acceptance of a successor Agent as provided below, the Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower. Subject to same reserve, the Agent may be removed at any time by the Borrower and the Majority Lenders on the grounds that the Agent has failed to comply, in all material respects, with its obligations towards the Lenders and has not remedied such failure to comply within a reasonable delay following its receipt of a notice from the Borrower and the Majority Lenders describing such failure. Upon any such resignation or removal, the Majority Lenders shall have the right to appoint a successor (acceptable to the Borrower) to be Agent (who shall be one of the Lenders which shall be one of the banks under the Bank Act (Canada) with a branch in the City of Montréal, Québec, unless none of the Lenders which are qualified wishes to accept such appointment). If no successor Agent so appointed by the Majority Lenders, shall be acceptable to the Borrower and shall have accepted such appointment within 15 days after the retiring Agent's giving of notice of resignation or the removal of the retiring Agent, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent which shall be one of the banks under the Bank Act (Canada) with a branch in the City of Montréal, Québec unless an Event of Default shall have occurred and be continuing in which case it may be any Person. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder and under the Operative Documents. After any retiring Agent's resignation or removal hereunder and under the Operative Documents as Agent, the provisions of this Article shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Agent.

17.16

Appointment of Sub-Agent

If an Event of Default shall have occurred and be continuing, the Agent, at the request and upon the instructions of the Majority Lenders, shall appoint and designate as its sub-agent a national firm of independent chartered accountants of recognized standing to act for and on behalf of the Agent and the Lenders in any realization upon all or any part of the Charged Property and such sub-agent:

17.16.1

shall be authorized to act only upon the demands, requests and instructions issued or made by the Agent, acting upon the instructions of the Majority Lenders, with respect to any procedure, act, power, right, matter or thing relating to or granted under the terms of its mandate; and

17.16.2

may be replaced by the Agent, upon the request of the Majority Lenders, by any Person which the Majority Lenders shall have accepted.

17.17

Delegation

With the prior approval of the Majority Lenders, such approval not to be unreasonably withheld, the Agent shall have the right to delegate any of its rights, duties or obligations under the Operative Documents to any Lender upon such terms and conditions as the Agent may think fit and the Agent shall not be bound to supervise the proceedings or be in any way responsible for any obligations or losses and expenses incurred by reason of any misconduct or default on the part of any such delegate. Any such Lender to whom the Agent delegates any of its rights, duties or obligations under the Operative Documents shall incur no obligations under or in respect of the Operative Documents with respect to anything which it may do or refrain from doing (within the scope of the rights, duties or obligations so delegated to it) in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross fault or wilful misconduct.

17.18

Articles 2138 to 2148 C.C.Q. not applicable

The mandate of the Agent under this Agreement and the Operative Documents is not governed by the provisions of Articles 2138 to 2148 C.C.Q. and the Lenders do hereby expressly renounce to the benefits of each and every one of such Articles.

18.

MISCELLANEOUS

18.1

Notices

Except as otherwise specified herein, all notices requests, demands or other communications to or upon the respective parties hereto shall be deemed to have been duly given or made to the party to which such notice, request, demand or other communication is required or permitted to be given or made under this Agreement, when delivered to such party (by certified mail, postage prepaid, or by telegraph, telex, telecopier, e-mail or hand delivery) at its address and attention set forth with its signature below, or at such other address as any of the parties hereto may hereafter notify the others in writing. No other method of giving notice is hereby precluded. Any notice given by certified mail is deemed to have been received on the fourth (4th) Business Day following the date on which the envelope containing such notice was deposited in a post office or a mail box in Canada or in the United States of America. Any notice given by telecopier or e-mail, with confirmation of receipt, is deemed to have been received, on the day of transmittal thereof if given during normal business hours of the recipient and on a Business Day during which such normal business hours next occur if not given during such hours on any day. Any notice given by messenger is deemed to have been received on the same date as its delivery if delivered during the normal business hours of the recipient and otherwise the next succeeding Business Day. If postal service is interrupted by a strike, work slow-down, a superior force (force majeure) or otherwise, the party issuing a notice must thereupon use the telecopier or shall deliver such notice by messenger in order to assure the prompt receipt hereof by the other parties.

18.2

Calculations and Determinations to be Conclusive and Shall Constitute Prima Facie Proof

In the absence of manifest error, any calculation or determination to be made by the Agent, any Lender or the Majority Lenders under this Agreement or any of the Security Documents, when made, shall be conclusive and shall constitute prima facie evidence for all of the parties hereto.

18.3

Amendments and Waivers

The rights and remedies of the Lenders under this Agreement and the Security Documents shall be cumulative and not exclusive of any rights or remedies which it would otherwise have and no failure or delay by the Agent or the Lenders in exercising any right shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right preclude its other or further exercise or the exercise of any other power or right. Subject to the provisions of subsections 18.3.1 and 18.3.2, any term, covenant, agreement or condition contained in this Agreement may be amended with the consent of the Agent, acting in accordance with the instructions of the Majority Lenders, and the Borrower, and such amendment shall be binding upon all of the parties hereto and thereto. However, without the prior unanimous written consent of:

18.3.1

the Lenders, no amendment shall:

18.3.1.1

affect the aggregate amount of the Commitments or the amount of the Commitment of any Lender, save and except with respect to any modification to the Commitment of any Lender resulting from the operation of the provisions of Section 18.5, in which case, only the consent of the parties involved in such operation shall be required to effect such modification;

18.3.1.2

alter the agreed time for the payment of the principal of or interest on the Loans or the amount of principal thereof or reduce the rate of interest thereon;

18.3.1.3

permit any subordination of the principal of or interest on any Loans;

18.3.1.4

reduce the amount of any fees to be paid to any Lender;

18.3.1.5

reduce any Relevant Margin ;

18.3.1.6

be made to the definition of the expression "Majority Lenders";

18.3.1.7

be made to the provisions of any of the Security Documents;

18.3.1.8

release or permit the release of the whole or any part of the Liens created under the Security Documents;

18.3.1.9

be made to the definition of the expressions "Borrowing Base", "Available Commitments", "Revolving Available Commitments" and "Revolving Period";

18.3.1.10

be made to subsections 2.3, 2.4, 2.5, 2.6, 2.7 and 3.15;

18.3.1.11

be made to the provisions of Article 8 and Section 10.1;

18.3.1.12

be made to the provisions of this Section 18.3; and

18.3.2

the Agent, the Lenders and the Borrower, no amendment shall affect any provision of this Agreement dealing with the rights and obligations of the Agent.

Nothing contained in this Agreement or the Security Documents including, without limitation, the specific reference to Lenders in certain provisions and to Majority Lenders in other provisions, should be construed or interpreted as in any way limiting or restricting the generality of the provisions of this Section.

Subject to the provision of subsections 18.3.1 and 18.3.2 above, the Agent, acting in accordance with the instructions of the Majority Lenders, may waive, for and on behalf of all the Lenders, compliance with respect to any terms covenant, agreement or condition contained in this Agreement and the Security Documents, and any such waiver, once issued by the Agent to the Borrower in writing, shall be binding upon all the parties hereto.

18.4

Assignments by the Borrower

The rights of the Borrower hereunder are declared to be purely personal and may therefore not be assigned or transferred, nor can the Borrower assign or transfer any of its obligations, any such assignment being null and void insofar as the Lenders are concerned and rendering any balance then outstanding of the Loans immediately due and payable at the option of the Agent, acting in accordance with the instructions of the Majority Lenders, and relieving the Lenders from the obligation of making any or any further Advances hereunder.

18.5

Assignments by Lenders

Any Lender may at any time grant Participations in, and Assign all or any portion of, the Loans of such Lender and (in cases other than the granting of Participations) the equivalent portion of the Commitment and other obligations of such Lender under this Agreement, provided that (i) the amount of the Commitment of the Assigning Lender subject to each such Assignment shall not be less than $5,000,000 Cdn, (ii) unless the Assigning Lender assigns the totality of its Commitment, such Assigning Lender shall not effect any such Assignment for an amount which would leave it with a Commitment of less than $10,000,000 Cdn, (iii) the amount of the aggregate Commitment of the Assignee as a result of such Assignment and of any other Assignments made in its favour concurrently thereto, shall not be less than $10,000,000 Cdn and (iv) no such Assignment to a separate legal entity shall be effective until:

18.5.1

the Agent and the Issuing Lender shall consent to same, which consents shall not be unreasonably withheld;

18.5.2

the Borrower shall consent to same, which consents shall not be unreasonably withheld, provided, however, that (i) such consent of the Borrower may be withheld for any reason whatsoever where (x) the Assignee is not an Eligible Assignee, (y) any such Assignment would result, immediately upon and as a consequence thereof, in increased costs (on the basis of the applicable Law in effect and circumstances existing as at the date of such Assignment) to the Borrower or (z) if so requested by the Borrower, the Eligible Assignee has not executed a Non-Disclosure Agreement substantially in the form attached hereto as Schedule 18.5.2, (ii) any such consent of the Borrower shall not be required where an Event of Default has occurred and is continuing at the time of any such Assignment;

18.5.3

an instrument, in the form attached hereto as Schedule 18.5.3, shall have been executed by such Assigning Lender, the Assignee, the Agent and the Borrower and delivered to the Agent and the Borrower. The Borrower hereby covenants and agrees not to unreasonably withhold its execution of the aforesaid instrument. The signature of the Borrower shall only be required where any such Assignment is to occur at a time where no Event of Default has occurred and is continuing; and

18.5.4

such Assigning Lender has paid to the Agent, for its exclusive benefit, an Assignment fee of […].

Upon such execution and delivery and the payment of such fee, such Assigning Lender shall be released from its Commitment, and other obligations hereunder to the extent of such disposition and such Assignee shall for all purposes be a Lender party to this Agreement, and shall have all the rights and obligations of a Lender under this Agreement and the Security Documents and shall be entitled to the benefit of the provisions hereof and thereof, to the same extent, as if it were an original party hereto and thereto, and no further consent or action by the Borrower, the Lenders or the Agent shall be required.

Such instrument shall constitute an amendment to this Agreement and the Security Documents and more particularly to Schedule 2.1 or the equivalent Schedule or other provisions describing the beneficiaries of each of the said agreements and documents to the extent, and only to the extent, necessary to reflect the addition of such Assignee as a Lender and the resulting adjustment of the Commitments, if any, resulting from the aforesaid Assignment. Without in any way limiting the generality of any of the foregoing, the Borrower shall, at the request of any Assigning Lender, execute and deliver to such Lender or to such party or parties as such Lender may designate any and all further instruments and make any and all further registrations, filings or notifications, as may be necessary or desirable to give full force and effect to such Assignment.

For the purposes of this Section, the Borrower does hereby authorize each Lender to provide any prospective purchasers, Assignees, transferees or participants with all financial information, reports, budgets, projections and documents, including this Agreement and the Security Documents, made available to each Lender by the Borrower, from time to time, provided however that no such information or documents that are not publicly disclosed shall be transmitted unless the recipient has executed a Non-Disclosure Agreement substantially in the form attached as Schedule 18.5.2, while no such Non-Disclosure Agreement shall be required to be executed where there exist an Event of Default which is continuing at the time of such disclosure.

Without in any way limiting the generality of the foregoing and for greater certainty only, it is understood and agreed that any Participation may be granted by any Lender to and in favour of any Person, for any amount whatsoever, without the consent of any party hereto and without the payment by any party hereto of any Assignment fee.

18.6

Intervention of any Lender to this Agreement

The Agent does hereby declare that, in accordance with the provisions of this Agreement and of the instrument referred to in Section 18.5 of this Agreement, it has been mandated or shall have its mandate confirmed, as the case may be, by each and every Person who may, at any time and from time to time, become a Lender under this Agreement, to act for and on its behalf in the execution of this Agreement and in the assumption and performance of its obligations hereunder in the same manner and to the same extent as though such Person were an original party to this Agreement. Furthermore, the parties hereto do hereby acknowledge and agree that the execution and delivery of the instrument referred to in Section 18.5 of this Agreement by the parties referred to therein, in accordance with the terms thereof, shall constitute for all purposes of this Agreement, the intervention by such transferee referred to in such instrument into this Agreement and such transferee shall have all the benefits created hereunder and shall be bound by all the terms hereof as fully as though it were an original party hereto in the capacity of a Lender.

18.7

Replacement of Schedule 2.1

The Agent shall be authorized to modify, amend or replace from time to time and at any time Schedule 2.1 hereof so that said Schedule reflects the Commitments of each Lender as at such time under any one of the Facilities, such modification, amendment or replacement of Schedule 2.1 to be binding on the parties hereto.

18.8

Conversion Rules

If for the purpose of obtaining or enforcing a judgment in any court or for any other purpose hereunder, it is necessary to convert any amount in the currency in which it is denominated (the "Original Currency") into another currency (the "Second Currency"), the rate of exchange applied shall be the Exchange Rate for conversion of the Original Currency into the Second Currency applicable on the Business Day on which judgment is given or such determination must be made.

18.9

Judgment Currency

The Borrower agrees that its obligations in respect of any amount due and payable from it to the Lenders in the Original Currency hereunder shall, notwithstanding any judgment expressed or payment made in the Second Currency, be discharged only to the extent that, on the Business Day following receipt of any sums so paid or adjudged to be due hereunder in the Second Currency, the Agent, on behalf of the Lenders, in accordance with normal banking procedure, may purchase in the Canadian money market or the Canadian foreign exchange market, as the case may be, the Original Currency with the amount of the Second Currency so paid or so adjudged to be due; and, if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, the Borrower agrees, as a separate obligation and notwithstanding any such payment or judgment to indemnify the affected Lenders, against such loss and, if the amount of the Original Currency so purchased is greater than the amount originally due in the Original Currency, the Agent and the Lenders agree, notwithstanding any such payment or judgment, to remit to the Borrower, on demand, any such excess.

18.10

Rights, Benefits and Recourses Created by the Security Documents

The parties hereto do hereby expressly acknowledge, declare and agree that the Liens, rights, benefits and recourses created and intended to be created at any time and from time to time by the Security Documents in favour of the Agent, in favour of the Lenders, in favour of the Lenders and the Agent jointly, as the case may be, are created and intended to be created in favour of the Lenders and in favour of the Agent as agent for such Person or Persons who now are or may, at any time and from time to time, become Lenders, in the same manner and to the same extent as though each such Person was personally an original party to or a Person specifically named as a beneficiary in the said documents. In furtherance of the provisions of this Section, the parties hereto do hereby irrevocably mandate the Agent , for and on their behalf, to confirm to and confer upon each Person who becomes a Lender, the benefits of this Agreement and the Security Documents and to execute any instrument necessary to evidence same. The acceptance by the Agent of any instrument referred to in Section 18.5 shall constitute for all purposes of the Operative Documents, the carrying out by the Agent of the irrevocable mandate given to it under this Section.

18.11

Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument.

18.12

Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction.

18.13

Replacement of Previous Agreements

The present Agreement replaces and supersedes all written, verbal or oral agreements, understandings and undertakings between the Lenders or any one thereof, and the Borrower relating to the Commitments.

18.14

No Novation, etc.

Any security provided to the Lenders by the Borrower shall not constitute a payment, nor shall they or any one thereof operate novation of any amount due hereunder nor operate by way of compensation, set-off or confusion of, or merge with, any Indebtedness or liability of the Borrower or of any other Person or Persons to the Lenders under any deed, guarantee, contract, bill of exchange, promissory note, letter of credit, certificate of deposit or other instrument by which the same may now or at any time hereafter be represented or evidenced and no judgment recovered by the Agent, the Lenders or any one thereof shall extinguish or in any way affect the security created by the Security Documents or this Agreement.

18.15

Inconsistency with Security Documents

Unless otherwise herein provided, to the extent that any provision of this Agreement is inconsistent with the provisions of any of the Security Documents, the provisions of this Agreement shall prevail.

18.16

Lenders to Exercise Rights through Agent

Subject only to the extent that under the provisions of Article 15 a single Lender is affected and subject to the provisions of Section 18.3, the Lenders shall only exercise their rights and remedies under this Agreement and the Security Documents through the Agent, who shall only act or refrain from acting at the request of the Majority Lenders.

19.

FORMAL DATE

19.1

Formal Date

For the purpose of convenience only, this Agreement may be referred to as bearing formal date of June 29, 2005 irrespective of the actual date of its execution.

19.

LANGUAGE

19.1

English Language

The parties hereto have expressly required that this Agreement and all deeds, documents and notices relating thereto be drafted in the English language.

19.2

Langue Anglaise

Les parties aux présentes ont expressément exigé que la présente convention et tous les autres contrats, documents ou avis qui y sont afférents soient rédigés en langue anglaise.

[signatures on following pages]

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1.

INTERPRETATION

1

1.1

Definitions

1

1.2

General Interpretation

31

1.3

Division into Articles

31

1.4

Accounting Principles

31

1.5

Governing Law

32

2.

COMMITMENTS

32

2.1

Commitments

32

2.2

Revolving Nature of the Commitments During the Revolving Period

32

2.3

Extension of Revolving Period

32

2.4

Replacement of Revolving Lenders

32

2.5

Non-Revolving Term Facility

33

2.6

Non-Consenting Lender's Non-Revolving Term Facility

34

2.7

Advanced Payments

37

2.8

Increased Revolving Commitments

39

3.

ADVANCES AND OPERATION OF ACCOUNTS

41

3.1

Purpose of Advances

41

3.2

Drawdown Notices

41

3.3

Notice of each Lender's Pro Rata Share and Selected Amount with Respect to Drawdown Notice

42

3.4

Available Revolving Commitments

42

3.5

Minimum Amounts for Prime Rate and U.S. Base Rate Loans

42

3.6

Revolving Lenders to Make Funds Available

42

3.7

Disbursement of Drawdown Notice Funds

43

3.8

Advances when the drawing of Cheques results in Overdrafts

43

3.9

Redistribution among Lenders

43

3.10

Deposits By or on Behalf of Lenders to Constitute Advances

44

3.11

Maintenance of Accounts

44

3.12

Authority to Debit and Credit

44

3.13

Operation of Accounts Agreements

45

3.14

Failure by any Lender to Advance

45

3.15

Loan Limits and Currency Fluctuation

46

3.16

Special Guarantees and Payments

46

4.

INTEREST AND FEES

46

4.1

Interest on Prime Rate Basis

46

4.2

Interest on U.S. Base Rate Basis

47

4.3

Interest on Libor Basis

47

4.4

Establishment of Libor as at 11:00 a.m., London time

47

4.5

Limits on the Determination of Libor

47

4.6

Computation of Interest and Stand-By Fee

47

4.7

Annual Equivalents

48

4.8

Payment of Interest

48

4.9

Interest on Loans Generally

48

4.10

Stand-By Fee

48

4.11

Payment of Stand-By Fee

49

4.12

Agency Fee

49

5.

BANKER'S ACCEPTANCES

49

5.1

Requirements for Banker's Acceptances

49

5.2

Stamping Fee

49

5.3

Change to the Relevant Margin during Selected Maturity

49

5.4

Discount of Banker's Acceptances

50

5.5

Lenders to Make Net Discounted Proceeds Available to Agent

50

5.6

The Agent to Advise Lenders of Particulars Relating to Banker's Acceptances

50

5.7

Pro Rata Share of each Lender of Banker's Acceptances

50

5.8

Maturity Date of Banker's Acceptances

50

5.9

Deemed Conversion on Maturity Date

50

5.10

Lenders to sign Banker's Acceptances on behalf of Borrower

51

5.11

Waiver

52

5.12

Obligations Absolute

52

5.13

Special Provisions with respect to Non-BA Lenders

52

6.

LETTERS OF CREDIT

53

6.1

Issuance of Letters of Credit

53

6.2

Limits of Letters of Credit

53

6.3

LC Fee

54

6.4

Distribution of LC Fee

54

6.5

Advances on Payment of Letters of Credit

55

6.6

Lenders' Guarantee of the Issuing Lender

55

6.7

Obligations Absolute

56

7.

CONVERSIONS AND CONTINUATIONS

56

7.1

Conversion Notice

56

7.2

Notice of each Lender's Pro Rata Share and Selected Amount with Respect to Conversion Notices

56

7.3

Conversion and Continuation

57

7.4

No Revocation or Withdrawal of Notices

57

7.5

Special Requirements for Conversions or Continuations

57

7.6

Deemed Conversion of Libor Loans upon Maturity

57

8.

REDUCTIONS TO THE COMMITMENTS AND PAYMENTS, REPAYMENTS AND PREPAYMENTS OF THE LOANS

58

8.1

Repayment of Entire Loans

58

8.2

Compulsory Repayment of Part of Loans

58

8.3

Voluntary Repayment of Loans

58

8.4

Reduction

59

8.5

Currency of Payments

59

8.6

Proceeds resulting from repayment of LC Loans, U.S. LC Loans or Euro LC Loans

60

8.7

Payments

60

8.8

Payment on Business Day and by 3:00 p.m., Montréal Time

61

8.9

Payment by Agent at the respective Branches of Account of the Lenders

61

8.10

Compensation

61

8.11

Taxes

61

9.

SECURITY

62

9.1

Security

62

9.2

The Liens created under the Security Documents to rank Pari Passu

63

10.

CONDITIONS PRECEDENT

63

10.1

Conditions Relating to First Advance

63

10.2

Subsequent Advances under Available Revolving Commitments

65

11.

REPRESENTATIONS AND WARRANTIES

66

11.1

Organization

66

11.2

Authorization of Documents

66

11.3

No Conflict

67

11.4

Governmental Regulation

67

11.5

Compliance with Law

67

11.6

Litigation

67

11.7

Taxes

67

11.8

No Material Adverse Change

68

11.9

Approvals

68

11.10

Intellectual Property

68

11.11

Subsidiaries

68

11.12

Accuracy and Completeness of Information

68

11.13

No Event of Default

68

11.14

Environment

69

11.15

Title to Assets

69

11.16

Insurance

70

11.17

Fiscal year and fiscal quarters

70

11.18

Survival of Representations and Warranties

70

12.

GENERAL COVENANTS AND NEGATIVE COVENANTS

70

12.1

Preservation of Existence, etc.

70

12.2

Business, Compliance with Applicable Law

71

12.3

Keeping of Records

71

12.4

Insurance

71

12.5

Renewal of Registration

72

12.6

Payment of Taxes and Claims

72

12.7

Visits and Inspections

72

12.8

Payment of Legal and Other Fees and Disbursements

72

12.9

Environmental Undertaking

73

12.10

Transactions with Affiliates and Subsidiaries

73

12.11

Punctual Payments

73

12.12

Notice of Litigation and other Matters

74

12.13

Repair

74

12.14

Notice of Material Adverse Change

74

12.15

Payments and Repayments

74

12.16

Change in Business

74

12.17

Sale of Assets

75

12.18

Guarantees

75

12.19

Debt for Borrowed Money of Subsidiaries

75

12.20

Debt for Borrowed Money of the Borrower

76

12.21

Limitation on Liens

76

12.22

Limitation on Amalgamation

76

12.23

Limitation on Investments

76

12.24

Limitation on Prohibitions or Limitations concerning Distributions by Subsidiaries

76

12.25

Creation of Subsidiaries

76

12.26

Derivative Instruments

77

12.27

Conformity with Tembec Debt Instruments

77

12.28

General Covenant

77

13.

FINANCIAL AND INFORMATION COVENANTS

77

13.1

Maintenance of Financial Ratios

77

13.2

Monthly Statements and Information

78

13.3

Quarterly Financial Statements and Information

78

13.4

Annual Financial Statements and Information

79

13.5

Budget Information

80

13.6

Other Information

81

14.

EVENTS OF DEFAULT AND REALIZATION

81

14.1

Events of Default

81

14.2

Remedies

83

14.3

Distribution of Proceeds of Disposition

83

14.4

Pro Rata Sharing of Realization Costs

84

14.5

Application of Payments

84

14.6

Compensation and Set-Off

84

14.7

Notices

85

14.8

Dealing with the Borrower

85

15.

CHANGES IN CIRCUMSTANCES, INCREASED COSTS AND INDEMNITIES

85

15.1

Change in Circumstances

85

15.2

Suspension of Rights to Convert

86

15.3

Increased Costs

86

15.4

Reimbursement of Losses

87

15.5

Amount of Losses

87

15.6

Environmental Indemnity

87

15.7

General Indemnity

88

15.8

Claims under the Indemnities

89

15.9

Lenders to cause remedial action

89

16.

REDISTRIBUTION AND REPAYMENTS

90

16.1

Statement of Account prior to a Redistribution

90

16.2

Disproportionate Share of the Overdraft Provider

90

16.3

Redistribution by the Agent

91

16.4

Redistribution pursuant to subsection 2.6.8

91

16.5

Redistribution by the Agent following a Redistribution pursuant to subsection 2.6.8

91

16.6

Other Lenders' Guarantee

92

16.7

Guarantee of the Overdraft Provider to Other Lenders

92

16.8

Use of Credit Balances

92

16.9

Failure by Any Lender to Give Effect to a Redistribution

92

17.

THE AGENT

93

17.1

Appointment and Authorization

93

17.2

Declaration of Agency

93

17.3

Interest Holders

94

17.4

Consultation with Counsel

94

17.5

Documents

94

17.6

Other Transactions with the Borrower, its Subsidiaries and Affiliates

94

17.7

Responsibility of the Agent

94

17.8

Action by Agent

94

17.9

Execution of Documents by the Agent

95

17.10

Notices of Events of Default

96

17.11

Responsibility Disclaimed

96

17.12

Indemnification

96

17.13

Credit Decision

96

17.14

Protection of Employees

97

17.15

Successor Agent

97

17.16

Appointment of Sub-Agent

97

17.17

Delegation

98

17.18

Articles 2138 to 2148 C.C.Q. not applicable

98

18.

MISCELLANEOUS

98

18.1

Notices

98

18.2

Calculations and Determinations to be Conclusive and Shall Constitute Prima Facie Proof

99

18.3

Amendments and Waivers

99

18.4

Assignments by the Borrower

100

18.5

Assignments by Lenders

100

18.6

Intervention of any Lender to this Agreement

102

18.7

Replacement of Schedule 2.1

102

18.8

Conversion Rules

102

18.9

Judgment Currency

103

18.10

Rights, Benefits and Recourses Created by the Security Documents

103

18.11

Counterparts

103

18.12

Severability

103

18.13

Replacement of Previous Agreements

104

18.14

No Novation, etc.

104

18.15

Inconsistency with Security Documents

104

18.16

Lenders to Exercise Rights through Agent

104

19.

FORMAL DATE

104

19.1

Formal Date

104

20.

LANGUAGE

104

20.1

English Language

104

20.2

Langue Anglaise

104

Schedule 1.1.114

 Liens

Schedule 2.1:

 The Lenders and the Commitments

Schedule 3.16

Letters of Credit Outstanding

Schedule 3.2:

 Drawdown Notice

Schedule 7.1:

 Conversion Notice

Schedule 8.3

Repayment Notice

Schedule 11.11:

 Subsidiaries

Schedule 11.14:

 Environment

Schedule 18.5.2:

 Form of Non-Disclosure Agreement

Schedule 18.5.3:

 Assignment Agreement

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